UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

IBEX TECHNOLOGIES INC.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

IMI International Medical Innovations Inc.

4211 Yonge Street, Suite 615

Toronto, Ontario M2P 2A9, Canada

Telephone: 416-222-3449

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

448937

(CUSIP Number of Class of Securities (if applicable))

Paul Baehr

5485 Paré Street

Montreal, PQ

H4P 1P7

(514) 344-4004

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 4, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	Offer to Purchase and Circular, dated November 4, 2004 (the “Offer and Circular”), relating to the offer (the “Offer”) by IMI International Medical Innovations Inc. (“IMI”) to purchase all of the outstanding common shares of IBEX Technologies Inc. (“Ibex”).

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	IMI made the Offer Announcement, dated November 4, 2004, publicly available in connection with the requirements of Ibex’s home jurisdiction and hereby furnishes such announcement as Exhibit II-1 to this Form.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the “SEC”), IMI is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. IMI will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronald G. Hosking
(Signature)

Ronald G. Hosking, Vice President and Chief Financial Officer
(Name and Title)

November 4, 2004
(Date)

Attachment A

This document is important and requires your immediate attention. If you have any questions as how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

OFFER TO PURCHASE

all of the outstanding common shares of

IBEX TECHNOLOGIES INC.

for

either of the following per Ibex common share, at the election of the depositing holder:

$0.42, in cash, subject to proration

or

0.1254 common shares of IMI International Medical Innovations Inc.

by

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

subject to the procedures and limitations described in this offer to purchase and the related letter of transmittal.

IMI International Medical Innovations Inc. (“IMI”) hereby offers (the “Offer”) upon the terms and subject to the conditions set forth in the Offer and in the related letter of transmittal to issue for each issued and outstanding Ibex common share (each, an “Ibex Share”, collectively, the “Ibex Shares”) either one of the following (referred to as the “Offered Consideration”), at the election of the depositing holder:

(i)	$0.42 in cash, unless subject to proration if holders of Ibex Shares (the “Shareholders”) request in the aggregate more than the maximum cash available; or

(ii)	0.1254 common shares in the capital of IMI.

Shareholders may choose from among the two types of Offered Consideration, although the election must be made as to all Ibex Shares deposited pursuant to the Offer. For more information regarding the choices of consideration being offered to Shareholders pursuant to the Offer, see the Section entitled “Summary - The Offer”.

The Offer is open for acceptance until 12:01 a.m. (Toronto time) on December 16, 2004 or until such later time and date to which the Offer may be extended by IMI at its discretion, unless withdrawn by IMI.

The Offer is subject to certain conditions, including, without limitation, that not less than 66 2/3% (on a fully-diluted basis) of the Ibex Shares shall have been validly deposited under the Offer and not withdrawn at the Expiry Time. See Section 2, “Conditions of the Offer” in the Offer to Purchase. Subject to applicable law, IMI reserves the right to withdraw the Offer and not take up and pay for Ibex Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or waived by IMI prior to the Expiry Time.

The common shares of IMI (the “IMI Shares”) (TSX: IMI; AMEX: IME) are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”) and the Ibex Shares (TSX: IBT) are listed on the TSX. Based on the closing trading price of the IMI Shares and Ibex Shares on the TSX as at November 1, 2004 (being the last trading day prior to IMI’s announcement of the Offer), the Offer values each Ibex Share at $0.42, representing a premium of 45% to the closing trading price of the Ibex Shares. The Offer represents a premium of 52% based on the volume weighted average trading price of the IMI Shares and the Ibex Shares for the 50 trading days ended November 1, 2004 of $3.39 and $0.28, respectively, on the TSX. The closing prices of the IMI Shares on November 1, 2004 on the TSX and the AMEX were $3.35 and US$2.73, respectively.

There are certain risk factors inherent in an investment in the IMI Shares and the activities of IMI. For a discussion of risk factors Shareholders should consider in evaluating the Offer, see “Summary – Risk Factors”, Section 4 of the Circular “Purpose of the Offer and Plans for Ibex – Business Combination Risks”, and “Annex A – Information Concerning IMI – Risk Factors”.

The Dealer Manager for the Offer is:

Desjardins Securities Inc.

November 4, 2004

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NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a foreign issuer and while the Offer is subject to disclosure requirements of Canada, where Ibex is incorporated and organized, Shareholders should be aware that these requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of their rights under the U.S. federal securities laws may be affected adversely by the fact that Ibex and IMI are located in Canada, and that some or all of their officers and directors are residents of a foreign country. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Shareholders should be aware that IMI or its affiliates, directly or indirectly, may bid or make purchases of Ibex Shares, or of related securities, or of IMI Shares to be distributed or of related securities, during the period of the Offer and other than pursuant to the terms of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMI intends to rely upon an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) with respect to the IMI Shares to be issued in the Offer.

For a discussion of risk factors Shareholders should consider in evaluating the Offer, see “Summary – Risk Factors” and Section 4 of the Circular “Purpose of the Offer and Plans for Ibex – Business Combination Risks” and “Annex A – Information Concerning IMI – Risk Factors”.

IMI has applied to the TSX, and shall apply to the AMEX prior to the Expiry Time, to list the IMI Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to IMI fulfilling all the listing requirements of such exchanges.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Ibex Shares, at the office of Equity Transfer Services Inc. (the “Depositary”) in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase contained herein, “Procedure for Guaranteed Delivery”, by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof.

Shareholders whose Ibex Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Ibex Shares under the Offer.

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The Offer is made only for the Ibex Shares and not for any Options or other rights to acquire Ibex Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such Options or other rights before the Expiry Time in order to obtain a certificate representing Ibex Shares and then deposit those Ibex Shares in accordance with the terms of the Offer.

Questions and requests for assistance may be directed to the Dealer Manager or to the Depositary for the Offer. Additional copies of this document and related materials may be obtained without charge on request from the Depositary at its offices specified on the back page of this document.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Ibex Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, IMI may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer and the Circular, including the Annexes thereto and the pro forma consolidated financial statements of IMI, contain forward-looking statements with respect to IMI’s financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and research and development efforts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although IMI believes that its plans, intentions and expectations reflected in these forward-looking statements are reasonable, IMI cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this Offer and Circular.

The following factors related to the business combination of IMI and Ibex could cause actual results to differ materially from the forward-looking statements: lack of Shareholder support for the Offer; the timing of the closing of the transaction, if approved by Shareholders; dilution; the businesses of IMI and Ibex may suffer due to uncertainty prior to completion of the transaction; the business of IMI and Ibex may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; changes in management and organizational structure; and the expected combination benefits from the IMI/Ibex transaction may not be fully realized nor realized within the expected time frame. In addition, the factors described below and in Section 4 of the Circular, “Purpose of the Offer and Plans for Ibex - Business Combination Risks” and “Annex A – Information Concerning IMI – Risk Factors” may cause actual results to differ materially from the forward-looking statements:

•	undisclosed contingent liabilities of Ibex;

•	ability to successfully develop and market products;

•	ability to obtain manufacturing materials and supplies;

•	ability to obtain grants and investment tax credits;

•	availability of capital at reasonable rates or at all;

•	ability of combined entity to achieve profitability;

•	competitive factors;

•	ability to obtain patents, maintain their registration and defend their validity;

•	timing of receipt of government and regulatory approvals;

- iv -

•	risk of product liability and ability to obtain appropriate levels of insurance;

•	reliance on contract research, the cost of research and the ability to recover such costs;

•	ability to obtain licenses for future technology;

•	dependence on key employees and ability to retain and attract highly qualified personnel;

•	change in market value and liquidity of IMI Shares;

•	ability to obtain reimbursement for research costs;

•	ability to pay dividends;

•	ability to verify Ibex information and perform adequate due diligence;

•	costs, contractual or other, if any, triggered on a change of control of Ibex;

•	ability to successfully integrate businesses of Ibex and IMI;

•	IMI’s interest in Ibex as a wholly-owned subsidiary may differ from that of Shareholders; and

•	potentially adverse tax consequence of exchanging Ibex Shares for IMI Shares.

These factors are not intended to represent a complete list of the general or specific factors that could affect IMI. Additional factors may be noted elsewhere in this Offer and the Circular and in any documents incorporated into this Offer and the Circular. IMI undertakes no obligation to update forward-looking statements.

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES

All references to “$” or “dollars” in this document refer to Canadian dollars, unless otherwise indicated. All financial information contained in this Offer and the Circular is reported in Canadian dollars unless otherwise noted. IMI’s financial statements are prepared in accordance with Canadian GAAP. Certain financial information is reconciled to U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of IMI, see Note 8 to the IMI audited financial statements. The financial information regarding Ibex contained in this Offer and the Circular is reported in Canadian dollars and, according to Ibex, Ibex’s audited consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP.

INFORMATION CONCERNING IBEX

Except as otherwise indicated, the information concerning Ibex contained in this Offer and the Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although IMI has no knowledge that would indicate that any statements contained herein concerning Ibex taken from or based upon such documents and records are untrue or incomplete, neither IMI nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any financial statements of Ibex, or for any failure by Ibex to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to IMI. IMI has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Ibex’s publicly available documents or records or whether there has been any failure by Ibex to disclose events that may have occurred or may affect the significance or accuracy of any information.

- v -

- vi -

- vii -

- viii -

DEFINITIONS

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

“Affiliate” has the meaning set forth in the Securities Act (Ontario).

“AMEX” means the American Stock Exchange.

“AMF” means Autorité des marchés financiers (Québec).

“Appropriate Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities or approvals of shareholders of IMI or Ibex required in connection with the consummation of the Offer.

“business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada.

“Canadian GAAP” means Canadian generally accepted accounting principles.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended.

“Circular” means the offering circular accompanying the Offer to Purchase, including the Annexes attached thereto.

“Compulsory Acquisition” has the meaning set forth in Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

“CRA” means the Canada Revenue Agency.

“Current Market Price” means the closing price of the IMI Shares on the TSX on the Expiry Date.

“Dealer Manager” means Desjardins Securities Inc. in Canada and, if required, Desjardins Securities International Inc. in the United States.

“Depositary” means Equity Transfer Services Inc.

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

“Exchanges” means the TSX and the AMEX, and “Exchange” means either one of them.

“Expiry Date” means December 16, 2004 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Ibex Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

“Expiry Time” means 12:01 a.m. (Toronto time) on the Expiry Date.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or any of the Exchanges; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Ibex” means Ibex Technologies Inc., a company existing under the laws of Canada.

“Ibex Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations, prospects or financial condition (including cash resources) of Ibex and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the economy or securities markets in general.

“Ibex Share” means a common share in the capital of Ibex.

“IMI” means IMI International Medical Innovations Inc., a company existing under the laws of Canada.

“IMI Share” means a common share in the capital of IMI.

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgements, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on blue paper).

“Material Technologies” means the following technologies of Ibex: kallikrein-based diagnostics for cancer and biomarkers for arthritis.

“Minimum Tender Condition” means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Ibex Shares which constitutes at least 66 2/3% (on a fully-diluted basis) of the Ibex Shares at the Expiry Time.

“Notice of Guaranteed Delivery” means the accompanying notice of guaranteed delivery (printed on yellow paper).

“Offer” means the IMI’s offer to purchase the Ibex Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

“Offer and Circular” means the Offer to Purchase, the Circular and the Annexes thereto, collectively.

“Offer to Purchase” means the offer to purchase Ibex Shares forming part of the Offer and Circular.

“Offered Consideration” means the consideration to be paid by IMI for the Purchased Securities.

“Ontario Securities Act” means the Securities Act (Ontario), as amended, and the regulations and rules made thereunder.

“Option” means any option to purchase Ibex Shares including options granted under Ibex’s stock option plan.

“OSC” means the Ontario Securities Commission.

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Policy Q-27” means Policy No. Q-27 of the AMF entitled “Protection of Minority Securityholders in the course of Certain Transactions”.

“Purchased Security” means an Ibex Share taken up and paid for by IMI under the Offer.

“Rule 61-501” means OSC Rule 61-501 entitled “Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions”.

“SEC” means the U.S. Securities and Exchange Commission.

“Shareholder” means a holder of Ibex Shares.

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a Subsidiary.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tender Cash Maximum” means the maximum aggregate amount of cash consideration payable for Ibex Shares taken up by IMI pursuant to the provisions of the Offer, such amount being $2,200,000.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

SUMMARY

This summary highlights information more fully discussed elsewhere in this Offer and the Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about IMI, the Offer and the IMI Shares provided elsewhere in this Offer and the Circular including the consolidated pro forma financial statements and notes. Capitalized terms are defined in the Offer to Purchase under the heading “Definitions”.

The Offer

Pursuant to the Offer, IMI is offering to purchase from Shareholders all of the issued and outstanding Ibex Shares, on the basis per Ibex Share of either:

•	$0.42 in cash, subject to proration based upon the maximum cash consideration discussed below; or

•	0.1254 IMI Shares.

The cash and share consideration available pursuant to the Offer is referred to generally as the “Offered Consideration”. Shareholders are free to choose among the two types of Offered Consideration, although the election must be made as to all Ibex Shares deposited under the Offer. Shareholders who properly deposit Ibex Shares but do not elect a specific type of Offered Consideration will be deemed to have elected to receive IMI Shares only. Shareholders who elect to receive cash will receive, in the event the Tender Cash Maximum (as defined below) is met, IMI Shares for those Ibex Shares for which the Offered Consideration is not paid in cash.

Based on the trading price of the IMI Shares and the Ibex Shares on the TSX on November 1, 2004 (being the last trading day prior to IMI’s announcement of the Offer), the Offer values each Ibex Share at $0.42, representing a premium of 45% to the closing trading price of the Ibex Shares on the TSX. The Offer represents a premium of 52% based on the volume weighted average trading price of the IMI Shares and Ibex Shares for the 50 trading days ended November 1, 2004 of $3.39 and $0.28, respectively, on the TSX.

Cash Option

The maximum aggregate amount of cash that will be paid to Shareholders under the Offer is $2,200,000 (the “Tender Cash Maximum”).

Elections to receive cash will be subject to proration if Shareholders request in the aggregate to receive more than the Tender Cash Maximum. If proration is necessary, all Shareholders who elect to receive cash will be treated equally, based on the percentage of the total number of Ibex Shares properly deposited (and not withdrawn) by each Shareholder who makes a cash election relative to the total number of Ibex Shares properly deposited (and not withdrawn) for which the cash election has properly been made. A number of the Ibex Shares will be acquired for cash only, and the balance of the Ibex Shares will be acquired for IMI Shares.

Based on the number of issued and outstanding Ibex Shares on July 31, 2004, if all Shareholders elected to receive cash for their Ibex Shares, expressed on a per share basis for illustrative purposes only, Shareholders would receive for each Ibex Share $0.106 in cash and 0.09375 IMI shares.

Shareholders who elect to receive cash will receive, if proration occurs, cash for some of their Ibex Shares and IMI Shares for the balance of their Ibex Shares. If there is proration with respect to the cash election, the number of IMI Shares that will be issued in respect of each Ibex Share which cannot be paid for in cash will be 0.1254 IMI Shares multiplied by a fraction, the numerator of which is $0.42 minus the amount of cash paid per Ibex Share deposited, and the denominator of which is $0.42.

All Shareholders who receive cash pursuant to the Offer will be paid in Canadian dollars. Any Shareholder who desires to convert any cash received pursuant to the Offer into a different currency will have to make their own arrangements and bear any associated costs.

Shareholders should note that the amount of cash paid per Ibex Share is directly affected by the aggregate number of Ibex Shares as to which a cash election is made. If any holders of Options choose to exercise their Options, then additional Ibex Shares will be outstanding. The amount paid per Ibex Share deposited under a cash election will be less if and to the extent any such exercises occur, or if additional Ibex Shares are otherwise issued, before the expiration of the Offer and those additional Ibex Shares are deposited pursuant to a cash election.

All Share Option

Shareholders who do not elect to receive the cash consideration will receive 0.1254 IMI Shares for each Ibex Share.

Shareholders who affirmatively elect to receive IMI Shares or who otherwise validly deposit Ibex Shares but do not make an election on the Letter of Transmittal will be deemed to have elected to, and will, receive IMI Shares. Shareholders who do not properly elect to receive cash consideration will receive 0.1254 IMI Shares for each Ibex Share properly deposited and not withdrawn.

Alternatives Available

The following table illustrates the Offered Consideration alternatives available to Shareholders:

Election Made	Cash	Shares
Cash election	$0.42 per share, unless subject to proration	IMI Shares for the pro rated amount of consideration not paid in cash

All IMI Share election	None	0.1254 IMI Shares per Ibex Share deposited

No election specified	None	0.1254 IMI Shares per Ibex Share deposited

The Offer is made only for Ibex Shares and not for any Options or other rights to acquire Ibex Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such Options or other rights before the Expiry Time in order to obtain a certificate representing Ibex Shares and then deposit those Ibex Shares in accordance with the terms of the Offer.

IMI has applied to the TSX, and shall apply to the AMEX prior to the Expiry Time, to list the IMI Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to IMI fulfilling all the listing requirements of the Exchanges.

IMI

IMI is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, have been licensed for worldwide distribution by McNeil Consumer Healthcare (“McNeil”), a Johnson & Johnson Company. IMI’s cancer tests under development include ColorectAlert(TM), ColoPath(TM), LungAlert(TM) and a breast cancer test. The registered office and principal executive office of IMI is located at Suite 615, 4211 Yonge Street, Toronto, Ontario M2P 2A9.

The IMI Shares are listed and posted for trading on the TSX under the symbol “IMI” and on the AMEX under the symbol “IME”. See Section 1 of the Circular, “IMI”.

Ibex

Ibex is a Canadian biopharmaceutical company engaged primarily in the research and development of molecular biomarkers and therapeutics for the management of cancer and arthritis. Ibex sells diagnostic enzymes and diagnostic biomarkers. To date, Ibex has not earned significant revenues and is considered to be in the development stage. The registered and principal executive office of Ibex is located at 5485 Paré Street, Montreal, PQ, Canada H4P 1P7.

The Ibex Shares are listed on the TSX under the symbol “IBT”. See Section 2 of the Circular, “Ibex”.

Purpose of the Offer and Acquisition of Remaining Shares

The purpose of the Offer is to enable IMI to acquire all of the outstanding Ibex Shares. If IMI takes up and pays for the Ibex Shares validly deposited under the Offer, IMI currently intends to exercise its statutory right, if available, to acquire all the Ibex Shares not deposited to the Offer or, if such statutory right of acquisition is not available, IMI currently intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby IMI will acquire any Ibex Shares not deposited to the Offer. See Section 4 of the Circular, “Purpose of the Offer and IMI’s Plans for Ibex”, and Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

Conditions of the Offer

IMI reserves the right to withdraw the Offer and not take up and pay for any Ibex Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer to Purchase are satisfied or waived. These conditions include, among others, the conditions that not less than 66 2/3% (on a fully-diluted basis) of the Ibex Shares shall have been validly deposited under the Offer and not withdrawn at the Expiry Time. For a complete description of such conditions, see Section 2 of the Offer to Purchase, “Conditions of the Offer”.

Manner and Time for Acceptance

The Offer is open for acceptance until 12:01 a.m. (Toronto time) on December 16, 2004 or until such later time and date to which the Offer may be extended by IMI at its discretion, unless withdrawn by IMI.

The Offer may be accepted by Shareholders by depositing certificates representing Ibex Shares that are being deposited, together with a duly completed and signed Letter of Transmittal (printed on blue paper), at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Ibex Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should request their nominee to effect the transaction. See Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”.

Shareholders whose certificates for Ibex Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on yellow paper). See Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”.

Payment for Deposited Shares

If all of the conditions of the Offer have been satisfied or waived by IMI, IMI will become obligated to take up and pay for Ibex Shares validly deposited under, and not withdrawn from, the Offer within the time periods prescribed by applicable securities laws. Any Ibex Shares deposited under the Offer after the first date on which Ibex Shares have been taken up and paid for by IMI will be taken up within 10 days of that deposit. See Section 3 of the Offer to Purchase, “Payment for Deposited Ibex Shares”.

Right to Withdraw Deposited Shares

All deposits of Ibex Shares under the Offer are irrevocable, except as provided in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Ibex Shares”. Section 8 of the Offer to Purchase permits withdrawal of the Ibex Shares deposited under the Offer at any time before the Ibex Shares deposited under the Offer are taken up by IMI and if such Ibex Shares have not been paid for by IMI within three business days after having been taken up.

Certain Canadian Federal Income Tax Considerations

A Canadian resident Shareholder who holds Ibex Shares as capital property and who elects to sell such shares pursuant to the Offer for IMI Shares only (and no cash) will generally not realize a capital gain or capital loss under the Tax Act unless the Shareholder elects to recognize a capital gain or capital loss.

If a Canadian resident Shareholder elects to receive cash, the Canadian resident Shareholder will be considered to have made a taxable disposition of the Ibex Shares in respect of which such cash is received, and will generally realize a capital gain (or a capital loss) to the extent that the aggregate cash proceeds of disposition of such Ibex Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian resident Shareholder of such Ibex Shares immediately before the disposition. In the event that a Canadian resident Shareholder elects to receive cash in exchange for Ibex Shares and, in addition to receiving such cash, receives IMI Shares as a result of the Tender Cash Maximum being exceeded, the Canadian resident Shareholder will be considered under the terms of the Offer to have disposed of a portion of such Ibex Shares for IMI Shares and to have disposed of the balance of such Ibex Shares for cash. Based on the current administrative practice of the CRA, the disposition of each Ibex Share will be regarded as a separate transaction. Any such disposition of Ibex Shares in exchange for IMI Shares will qualify for a tax-deferred rollover as described above.

A Subsequent Acquisition Transaction may give rise to either a taxable event or tax deferred exchange of Ibex Shares depending upon the form of the transaction and the consideration offered. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada”.

A Shareholder who is not a resident of Canada who disposes of Ibex Shares for cash and for IMI Shares will generally not be subject to tax in Canada if the Ibex Shares are not taxable Canadian property. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations - Shareholders Not Resident in Canada”.

Certain U.S. Income Tax Considerations

IMI will endeavour to cause the exchange of Ibex Shares pursuant to the Offer to be treated as an exchange made pursuant to a reorganization for U.S. income tax purposes. If reorganization treatment applies to the exchange, a U.S. Holder who exchanges Ibex Shares and owns, immediately after the exchange, less than

5% of IMI (by voting power and value, directly and by attribution) will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of IMI Shares and cash for Ibex Shares, except with respect to cash received in lieu of a fractional share. If reorganization treatment does not apply to the exchange, the U.S. Holder will generally be required to recognize a capital gain or loss. See Section 16 of the Circular, “Certain U.S. Income Tax Considerations”.

Risk Factors

An investment in IMI Shares and the business combination with Ibex are subject to certain risks. See Section 4 of the Circular, “Purpose of the Offer and Plans for Ibex – Business Combination Risks” and “Annex A – Information Concerning IMI - Risk Factors”.

Pro Forma Financial Information

For pro forma information regarding the combined company (i) as of and for the six months ended June 30, 2004; and (ii) for the year ended December 31, 2003, see “Annex B – IMI Unaudited Pro Forma Consolidated Financial Statements”. For a summary of such information, see “Summary of IMI and Ibex Historical and Pro Forma Financial Data”.

Depositary

Equity Transfer Services Inc. is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited Ibex Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Ibex Shares purchased by IMI under the terms of the Offer.

Financial Advisor and Dealer Manager

Desjardins Securities Inc. has been retained to act as financial advisor to IMI in connection with the Offer. In addition, Desjardins Securities Inc. and, if required, Desjardins Securities International Inc., its U.S. affiliate, have been retained to act as dealer manager in connection with the Offer. In Canada, Desjardins Securities Inc. may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer.

Regulatory Requirement

The Offer will be subject to the approval of each of the TSX and the AMEX as well as certain regulatory authorities in Canada and the United States.

No Dissenter Rights

No Shareholder will have dissenters or appraisal rights in connection with the Offer. However, holders of Ibex Shares who do not tender their Ibex Shares to the Offer may have rights of dissent in the event IMI elects to acquire such Ibex Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

Accounting Treatment of the Offer

As required by Canadian generally accepted accounting principles, IMI will use purchase accounting for the business combination. Purchase accounting specifies that the acquired entity’s assets, including recognized and unrecognized intangible assets, and liabilities be revalued to their fair value prior to consolidating the acquired entity with the acquiring entity.

Once fair value is established for the acquired entity’s assets and liabilities, the excess of the purchase price over the net asset value is recorded as goodwill in the consolidated financial statements. Any deficiency is recorded as an extraordinary gain in the consolidated financial statements.

Fair value is estimated by various techniques including analysis of expected future cash flows and market comparables. Purchase accounting also requires that adjustments be made to the acquired entity’s financial statements to reconcile any differences in accounting policies between the two entities.

SUMMARY OF IMI AND IBEX HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables present summary historical consolidated financial information for IMI as of and for the years ended December 31, 2003 and 2002 and the 11 month period ended December 31, 2001 and consolidated financial information for IMI as of and for the six-month period ended June 30, 2004. The tables also present pro forma consolidated financial information for IMI (i) as of and for the six-month period ended June 30, 2004; and (ii) for the year ended December 31, 2003, each after giving effect to the acquisition by IMI of all of the Ibex Shares pursuant to the Offer, under Canadian GAAP only (see Annex B – IMI Unaudited Pro Forma Consolidated Financial Statements). This information is derived from and should be read in conjunction with IMI’s audited consolidated financial statements for the years ended December 31, 2003 and 2002 and the 11 month period ended December 31, 2001 and the related notes to those financial statements and IMI’s unaudited consolidated interim financial statements for the six months ended June 30, 2004 and 2003 and the related notes to the financial statements (see Annex C – Financial Statements of IMI), copies of which can be found at www.sedar.com and www.sec.gov.

The pro forma data is based on significant assumptions and is presented for informational purposes. Shareholders should not rely on the pro forma amounts as being indicative of the financial position of the combined company that would have actually occurred had the Offer been consummated at or before the periods presented or the future financial position of the combined company.

IMI Summary of Financial Condition and Pro Forma Financial Data

(Amounts in thousands except per share data)

	Pro Forma as of June 30, 2004(1)	As of June 30, 2004	As of December 31, 2003	As of December 31, 2002	As of December 31, 2001
Cash & equivalents	$2,553	$2,257	$62	$151	$593
Short-term investments	$16,046	$4,937	$6,635	$9,962	$7,358
Working capital	$18,067	$7,237	$6,675	$10,031	$7,991
Current assets	$20,252	$7,765	$7,217	$10,621	$8,387
Total assets	$21,137	$8,650	$8,074	$11,379	$9,344
Current liabilities	$2,185	$529	$543	$590	$395
Shareholders’ equity	$15,405	$5,057	$7,438	$10,690	$8,949

	Pro Forma for the Six Months Ended June 30, 2004 (1)	Pro Forma for the Year Ended December 31, 2003(1)	Six Months Ended June 30, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	11 months Ended December 31, 2001(2)
Revenue	$779	$1,589	$128	$7 (3)	nil	Nil
Net loss	$(732)	$(3,861)	$(2,563)	$(4,063)	$(4,018)	$(3,245)
Loss per share – basic and diluted	$(0.03)	$(0.17)	$(0.12)	$(0.19)	$(0.20)	$(0.17)

Notes:

(1)	Based upon IMI Unaudited Pro Forma Consolidated Financial Statements (see Annex B).
(2)	In 2001, IMI changed its financial year end from January 31 to December 31.
(3)	For comparative purposes, license revenue has been reclassified from interest for the year ended December 31, 2003.

Ibex Summary of Financial Condition

(Amounts in thousands except per share data)

	As of April 30, 2004	As of July 31, 2003	As of July 31, 2002	As of July 31, 2001
Cash & equivalents	$669	$884	$760	$204
Marketable securities	$11,369	$13,309	$15,779	$6,025
Working capital	$11,072	$13,619	$15,691	$5,724
Current assets	$12,847	$15,275	$17,428	$6,793
Total assets	$17,410	$19,912	$20,418	$7,624
Current liabilities	$1,775	$1,657	$1,737	$1,069
Shareholders’ equity	$15,110	$17,773	$17,788	$6,555

	Nine Months Ended April 30, 2004	Year Ended July 31, 2003	Year Ended July 31, 2002	Year Ended July 31, 2001
Revenue	$976	$1,815	$762	$863
Net income/(loss)	$(2,667)	$(311)	$(10,308)	$(2,255)
Net income/(loss) per share – basic and diluted	$(0.13)	$(0.02)	$0.56	$(0.12)

Comparative Per Share Information

The following table sets forth, for the periods indicated, the net income and cash dividends declared per common share data separately for IMI and Ibex on a historical basis and for IMI on a pro forma consolidated basis.

	Six Months Ended June 30, 2004		Year Ended December 31, 2003
PRO FORMA CONSOLIDATED

Earnings per share	$(0.03	)(1)	$(0.17	)(1)

Cash dividends per share	nil	(1)	nil	(1)

	Six Months Ended June 30, 2004		Year Ended December 31, 2003
IMI HISTORICAL

Earnings per share	$(0.12)		$(0.19)

Cash dividends per share	nil		nil

	Nine Months Ended April 30, 2004		Year Ended July 31, 2003
IBEX HISTORICAL

Earnings per share	$(0.13)		$(0.02)

Cash dividends per share	nil		nil

Note:

(1)	Based upon IMI Unaudited Pro Forma Consolidated Financial Statements (see Annex B).

Per Share Market Data

Ibex Shares are currently traded on the TSX under the symbol “IBT”. IMI Shares are currently traded on the TSX under the symbol “IMI” and on the AMEX under the symbol “IME”. The following table sets forth the closing prices per Ibex Share as reported on the TSX and per IMI Share as reported on the TSX and the AMEX on November 1, 2004, being the last trading day preceding the public announcement of the Offer.

	TSX	AMEX
Ibex	$0.29	n/a
IMI	$3.35	US$2.73

OFFER TO PURCHASE

TO: THE HOLDERS OF SHARES OF IBEX

The accompanying Circular contains important information and should be read carefully before making a decision with respect to the Offer. This Offer to Purchase and the Circular, which is incorporated into and forms part of this Offer to Purchase, constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms are defined in the Offer to Purchase under the heading “Definitions”.

1. The Offer

Pursuant to the Offer, IMI is offering to purchase from the Shareholders all of the issued and outstanding Ibex Shares, on the basis per Ibex Share of either:

•	$0.42 in cash, subject to the maximum cash consideration discussed below; or

•	0.1254 IMI Shares.

The cash and share consideration available pursuant to the Offer is referred to generally as the “Offered Consideration”. Shareholders are free to choose among the two types of Offered Consideration, although the election must be made as to all Ibex Shares deposited under the offer. Shareholders who properly deposit Ibex Shares but do not elect a specific type of Offered Consideration will be deemed to have elected to receive IMI Shares only. Shareholders who elect cash will receive, in the event of proration, IMI Shares for those Ibex Shares not acquired for cash.

Cash Option

The maximum aggregate amount of cash that will be paid to Shareholders under the Offer is $2,200,000 (the “Tender Cash Maximum”).

Elections to receive cash will be subject to proration if Shareholders request in the aggregate to receive more than the Tender Cash Maximum. If proration is necessary, all Shareholders who elect to receive cash will be treated equally, based on the percentage of the total number of Ibex Shares properly deposited (and not withdrawn) by each Shareholder who makes a cash election relative to the total number of Ibex Shares properly deposited (and not withdrawn) for which the cash election has properly been made. A number of the Ibex Shares will be acquired for cash only, and the balance of the Ibex Shares will be acquired for IMI Shares.

Based on the number of issued and outstanding Ibex Shares on July 31, 2004, if all Shareholders elected to receive cash for their Ibex Shares, expressed on a per share basis for illustrative purposes only, Shareholders would receive for each Ibex Share $0.106 in cash and 0.09375 IMI shares. If less than all Shareholders elect the cash option, Shareholders will receive $0.42 per Ibex Share in cash (unless subject to proration based on the Tender Cash Maximum) plus, if proration occurs, a number of IMI Shares for those Ibex Shares that are not disposed of for cash.

Shareholders who elect to receive cash will receive, if proration occurs, cash for some of their Ibex Shares and IMI Shares for the balance of their Ibex Shares. If there is proration with respect to the cash election, the number of IMI Shares that will be issued in respect of each Ibex Share which cannot be paid for in cash will be 0.1254 IMI Shares multiplied by a fraction, the numerator of which is $0.42 minus the amount of cash paid per Ibex Share deposited, and the denominator of which is $0.42.

All Shareholders who receive cash pursuant to the Offer will be paid in Canadian dollars. Any Shareholder who desires to convert any cash received pursuant to the Offer into a different currency will have to make their own arrangements and bear any associated costs.

Shareholders should note that the amount of cash paid per Ibex Share is directly affected by the aggregate number of Ibex Shares as to which a cash election is made. If any holders of Options choose to exercise their Options, then additional Ibex Shares will be outstanding. The amount paid per Ibex Share deposited under a cash election will be less if and to the extent any such exercises occur, or if additional Ibex Shares are otherwise issued, before the expiration of the Offer and those additional Ibex Shares are deposited pursuant to a cash election.

All Share Option

Shareholders who do not elect to receive the cash consideration will receive IMI Shares for their Ibex Shares.

Shareholders who affirmatively elect to receive IMI Shares or who otherwise validly deposit Ibex Shares but do not make an election on the Letter of Transmittal will be deemed to have elected to, and will, receive IMI Shares. Depending on the election made or deemed made, Shareholders who do not properly elect to receive cash consideration will receive 0.1254 IMI Shares for each Ibex Share properly deposited and not withdrawn.

Alternatives Available

The following table illustrates the Offered Consideration alternatives available to Shareholders:

Election Made	Cash	Shares
Cash election	$0.42 per share, unless subject to proration	IMI Shares for the pro rated amount of consideration not paid in cash
All IMI Share election	None	0.1254 IMI Shares per Ibex Share deposited
No election specified	None	0.1254 IMI Shares per Ibex Share deposited

The Offer is made only for Ibex Shares and is not made for any Options or other rights to acquire Ibex Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms of such securities and applicable law, exercise the Options or other rights in order to obtain certificates representing Ibex Shares in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that Ibex Shares will be available for deposit no later than the Expiry Time or in sufficient time to comply with the procedures referred to in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”. Options may be exercised and the Ibex Shares issued pursuant to such exercise may be deposited under the Offer, to the extent permitted by the terms of the Options.

Fractional IMI Shares will not be issued. Instead of receiving a fractional IMI Share, Shareholders will receive a cash payment equal to such fraction multiplied by the Current Market Price. For purposes of determining the amount of any such cash payment, all IMI Shares deposited by a registered holder will be aggregated.

The Offer will be open for acceptance until the Expiry Time unless withdrawn or extended.

2. Conditions of the Offer

IMI reserves the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Ibex Shares deposited under the Offer unless all of the following conditions are satisfied or waived by IMI prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)	all Appropriate Approvals (including, without limitation, those of the Exchanges or securities regulatory authorities) shall have been obtained on terms satisfactory to IMI, acting in its sole discretion;

(c)	all outstanding Options or rights to acquire Ibex Shares or any other securities of Ibex will have been exercised, cancelled or otherwise dealt with on terms satisfactory to IMI, acting in its sole discretion;

(d)	Ibex shall own all of the issued and outstanding shares of each of its subsidiaries and all outstanding options or rights to acquire any shares or other securities of any subsidiary of Ibex will have been cancelled or otherwise dealt with on terms satisfactory to IMI, acting in its sole discretion;

(e)	no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law (including, without limiting the generality of the foregoing, any tax Law) shall have been proposed, enacted, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to IMI of the Ibex Shares or the right of IMI to own or exercise full rights of ownership of the Ibex Shares;

(ii)	which, if the Offer were consummated, would result in an Ibex Material Adverse Effect; or

(iii)	which challenges or would prevent or make uncertain the ability of IMI or its affiliates to effect a Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)	there shall not exist any prohibition at Law against IMI making the Offer, taking up and paying for any Ibex Shares deposited under the Offer, issuing IMI Shares in consideration therefor or effecting a Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)	there shall not exist or have occurred any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, condition (financial or otherwise), prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Ibex or the Material Technologies, which, when considered either individually or in the aggregate, would result in an Ibex Material Adverse Effect;

(h)	IMI shall have determined in its sole discretion that no property right, franchise or license of Ibex or any of the Material Technologies has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for Ibex Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise;

(i)	IMI shall have determined in its sole discretion that no covenant, term or condition exists in any instrument or agreement to which Ibex or any of its Affiliates is a party or to which any of their properties or assets are subject which might make it inadvisable for IMI to proceed with the Offer and/or the taking up and paying for Ibex Shares under the Offer, including without limitation any default, right of termination, acceleration or other adverse event that may ensue as a result of IMI taking up and paying for the Ibex Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(j)	IMI and its financial advisors, accountants, counsel and other representatives shall have been provided with, or been given access to, in a timely manner, all non-public information relating to Ibex and its Subsidiaries and to each of the Material Technologies, and IMI shall be satisfied upon completion of its review of such documents and upon the advice of its legal counsel, that such documents do not contain any facts or other information that would result in an Ibex Material Adverse Effect if the Offer were completed or a change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Technologies, either individually or collectively, whether or not the Offer were completed;

(k)	the Offer, if completed, shall not trigger any Ibex Material Adverse Effect; and

(l)	IMI shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Ibex with any regulatory authority in Canada or elsewhere.

The foregoing conditions are for the exclusive benefit of IMI and may be asserted by IMI regardless of the circumstances giving rise to any such condition. IMI may, in its sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which IMI may have. The failure by IMI at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Any determination by IMI concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by IMI to that effect to the Depositary at its principal office in Toronto, Ontario. IMI, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of the Offer to Purchase and shall provide a copy of such notice to the TSX and the AMEX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all Ibex Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by IMI in accordance with the terms of the Offer. If the Offer is withdrawn, IMI shall not be obligated to take up or pay for any Ibex Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited Ibex Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of the Offer to Purchase, “Return of Withdrawn Ibex Shares”.

3. Payment for Deposited Ibex Shares

If all of the conditions referred to above in Section 2 of the Offer to Purchase have been fulfilled or waived at the Expiry Time, IMI will become obligated to take up and pay for the Ibex Shares deposited under the Offer and not withdrawn no later than 10 days from the Expiry Date, and to pay for the Ibex Shares taken up as soon as possible, but in any event not later than three business days after taking up the Ibex Shares. In accordance with applicable Law, IMI will take up and pay for Ibex Shares deposited under the Offer after the date on which it first takes up Ibex Shares deposited under the Offer not later than 10 days after the deposit of such Ibex Shares.

The Offer will be deemed to have taken up and accepted for payment Ibex Shares validly deposited and not withdrawn under the Offer if, as and when IMI gives written notice or other communication confirmed in writing to the Depositary to that effect.

IMI will pay for Ibex Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for IMI Shares and funds to pay for (i) the cash payable in respect of deposited Ibex Shares, if so elected by a Shareholder; and (ii) fractional IMI Shares otherwise issuable, if any, for transmittal to persons depositing Ibex Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by IMI or the Depositary to persons depositing Ibex Shares, regardless of any delay in making such payment. Fractional IMI Shares will not be issued. Instead of receiving a fraction of an IMI Share, the Shareholder will receive a cash payment equal to such fraction multiplied by the Current Market Price. For the purposes of determining the amount of any such cash payment, all Ibex Shares deposited by a registered holder will be aggregated.

The Depositary will act as the agent of the persons who have deposited Ibex Shares under the Offer for the purposes of receiving payment from IMI and transmitting such payment to such persons. Receipt of the share certificates and cash representing the Offered Consideration by the Depositary shall be deemed to constitute receipt of payment by persons depositing Ibex Shares.

Settlement with each Shareholder who has deposited Ibex Shares under the Offer will be made by the Depositary forwarding (a) for the Ibex Shares (other than those representing fractional IMI Shares), a certificate for the IMI Shares to which such Shareholder is entitled under the Offer, provided that the Shareholder is a resident of a province of Canada or another jurisdiction in which the IMI Shares may be lawfully delivered without further action by IMI; (b) a cheque in Canadian dollars in payment for the cash payable in respect of deposited Ibex Shares, if so elected by a Shareholder; and (c) if applicable, a cheque in Canadian dollars in payment for the cash equivalent of any fractional IMI Shares determined in accordance with the Offer, that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates and cheques will be issued in the name of the registered holder of the Ibex Shares so deposited. Unless the person depositing the Ibex Shares instructs the Depositary to hold the certificate representing the IMI Shares and/or cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate and/or cheque will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate and/or cheque will be sent to the address of the holder as shown on the securities register maintained by or on behalf of Ibex. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

4. Time and Manner for Acceptance

The Offer is open for acceptance, unless withdrawn or extended at the sole discretion of IMI until the Expiry Time, being 12:01 a.m. (Toronto time), on the Expiry Date, unless the Offer is withdrawn or extended. See Section 6, “Extensions, Variations and Changes to the Offer”.

The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at the offices specified in the Letter of Transmittal no later than the Expiry Time:

(a)	the certificate or certificates representing Ibex Shares in respect of which the Offer is being accepted;

(b)	a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c)	any other relevant document required by the instructions set forth on the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal. Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Ibex Shares may deposit certificates representing Ibex Shares pursuant to the procedures for guaranteed delivery described in Section 5 below.

5. Procedure for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder’s Ibex Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Ibex Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited Ibex Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until, but not after, the Expiry Time.

IMI may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its principal office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of IMI or an affiliate of IMI), IMI will give written notice of such change to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, shall be deemed to be extended to the date specified in such notice or in the case of a variation the Offer shall be deemed to be varied in the manner described in such notice, as the case may be. IMI will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Ibex. In addition, IMI will provide a copy of such notice to the TSX and the AMEX. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. During any extension of the Offer, all Ibex Shares previously deposited and not taken up and paid for or withdrawn will remain subject to the Offer and, subject to applicable Law, may be accepted for purchase by IMI on or before the Expiry Time in accordance with the terms of the Offer.

An extension of the Expiry Time shall not in and of itself constitute a waiver by IMI of any of its rights under Section 2 of the Offer to Purchase.

Under applicable Canadian provincial securities Laws, if there is a variation in the terms of the Offer, the period during which Ibex Shares may be deposited under the Offer shall not expire before 10 days after the notice of variation has been delivered. If, prior to the Expiry Time, IMI in its sole discretion shall increase the Offered Consideration, such increase shall be applicable to all holders whose Ibex Shares are taken up under the Offer.

Notwithstanding the foregoing, the Offer may not be extended by IMI if all the terms and conditions of such Offer have been complied with, except those waived by IMI, unless IMI first takes up and pays for all Ibex Shares validly deposited under the Offer and not withdrawn.

7. Changes in Capitalization of Ibex; Dividends and Distributions; Liens

If, on or after the date of the Offer, Ibex should divide, combine, reclassify, consolidate, convert or otherwise change any of the Ibex Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then IMI may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration, the number of IMI Shares to be issued, the cash offered pursuant to the Offer or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

Ibex Shares acquired pursuant to the Offer shall be transferred by the holder of Ibex Shares and acquired by IMI free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising therefrom, including (subject to the payment of dividends as described below) the right to all other securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer on in respect of the Ibex Shares.

If, on or after the date of the Offer, Ibex should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Ibex Shares, that is payable or distributable to the holders of such Ibex Shares on a record date that precedes the date of transfer of such Ibex Shares into the name of IMI or its nominees or transferees on the Share register maintained by or on behalf of Ibex, then without prejudice to IMI’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders, and to the extent that such dividends, distributions or payments do not exceed the value of the consideration per Ibex Share payable by IMI pursuant to the Offer (as determined by IMI), the Offered Consideration will be reduced by the amount of any such dividend or distribution paid or payable per Ibex Share in respect of which the dividend or distribution is made; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of IMI and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of IMI, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the consideration per Ibex Share payable by IMI (as determined by IMI), the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of IMI and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of IMI, accompanied by appropriate documentation of transfer. Pending such remittance (in the case of (b) and (c) above), IMI will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the IMI Shares otherwise issuable by IMI to the non-remitting Shareholder pursuant to the Offer or deduct from the number of IMI Shares to be delivered by IMI pursuant to the Offer such number of IMI Shares with a value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by IMI in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” or “Certain U.S. Income Tax Considerations” in Sections 15 and 16 of the Circular, respectively.

8. Right to Withdraw Deposited Ibex Shares

Except as otherwise provided in this Section 8, all deposits of Ibex Shares under the Offer are irrevocable. Ibex Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Law):

(a)	at any time prior to the Expiry Time; or

(b)	if the Shareholder’s Ibex Shares have not been paid for by IMI within three business days after having been taken up.

A notice of withdrawal of deposited Ibex Shares must:

(a)	be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b)	be made by or on behalf of the depositing Shareholder;

(c)	be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Ibex Shares being withdrawn;

(d)	specify that person’s name, the number of Ibex Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the Ibex Shares to be withdrawn; and

(e)	actually be received by the Depositary at the place of deposit within the applicable time specified above.

In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the Ibex Shares were deposited for the account of an Eligible Institution.

Withdrawals may not be rescinded and any Ibex Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Ibex Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or damages or both in certain circumstances. See Section 19 of the Circular, “Offerees’ Statutory Rights”.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by IMI in its sole discretion and such determinations shall be final and binding. None of IMI, the Depositary, or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

9. Return of Withdrawn Ibex Shares

If any deposited Ibex Shares are not taken up by IMI pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Ibex Shares than are deposited, certificates for Ibex Shares that are not purchased will be returned, at the expense of IMI, to the depositing Shareholder by first class registered or insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such address is specified, to the address of such Shareholder as shown on the share register maintained by or on behalf of Ibex. Certificates and other relevant documents will be returned as promptly as practicable following the Expiry Time or withdrawal or early termination of the Offer.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if IMI determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Ibex Shares were delivered, upon application to the Depositary, until such time as IMI has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of the Offer to Purchase, the deposit of cheques, share certificates and any other relevant documents with the Depositary in such circumstance shall constitute delivery to the persons entitled thereto and the Ibex Shares shall be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by IMI shall be given in accordance with Section 11 of the Offer to Purchase.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which IMI or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by Ibex and will be deemed, unless otherwise specified by applicable Law, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail service in Canada or the United States, IMI intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which IMI or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX and the AMEX for dissemination through their facilities or if it is published in a newspaper or newspapers of general circulation in Toronto and New York or if it is given to Canada NewsWire Ltd.

Unless post offices are not open for the deposit of mail, the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, IMI will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Ibex Shares when such list or listing is received.

Wherever the Offer to Purchase calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at the office specified in the Letter of Transmittal.

12. General

The method of delivery of certificates representing Ibex Shares and all other documents is at the option and risk of each Shareholder and delivery will be effective only when such documents are actually received by the Depositary. IMI recommends that certificates and accompanying Letters of Transmittal be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, IMI recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained.

Shareholders whose Ibex Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Ibex Shares under the Offer.

No fee or commission will be payable by a Shareholder who delivers Ibex Shares directly to the Depositary. See Section 18 of the Circular, “Financial Advisor, Dealer Manager and Depositary”.

IMI reserves the right to permit a Shareholder to accept the Offer in a manner other than as set out above.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Ibex Shares deposited under the Offer, including the propriety and effect of the execution of the Letter of Transmittal will be determined by IMI in its sole discretion, and depositing holders of Ibex Shares agree that such determination shall be final and binding. IMI reserves the absolute right to reject any and all deposits which it determines not to be in proper form, or which, in the opinion of counsel, it may be unlawful to accept under the Laws of any jurisdiction. IMI’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. There shall be no obligation on IMI, the Depositary, or any other Person to give notice of any defect or irregularity in acceptance and no liability shall be incurred by any of them to any Person for failure to give such notice.

The deposit of Ibex Shares pursuant to the procedures described in this Offer to Purchase will constitute a binding agreement between the depositing Shareholder and IMI and such agreement shall be subject to the conditions of the Offer and include representations and warranties of the depositing Shareholder that: (i) such person has full power and authority to deposit, sell, assign and transfer the Ibex Shares being deposited; (ii) such person owns the Ibex Shares being deposited; (iii) the deposit of such Ibex Shares complies with applicable securities Laws; and (iv) when such Ibex Shares are taken up and paid for by IMI, in accordance with the Offer, IMI will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

13. Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of IMI other than as contained in the Offer to Purchase and Circular and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer to Purchase.

IMI reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Ibex Shares deposited pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

This document does not constitute an offer to sell or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is the document being mailed to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

The Offer to Purchase, together with the documents forming part of the Offer to Purchase, constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer to Purchase.

Dated: November 4, 2004

IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

“Brent Norton”
Signed Dr. H.B. Brent Norton President and Chief Executive Officer

CIRCULAR

This Circular is supplied by IMI with respect to the accompanying Offer to Purchase. The terms and provisions of the Offer to Purchase are incorporated into and form part of this Circular and Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Information Concerning IMI), Annex B (IMI Unaudited Pro Forma Consolidated Financial Statements) and Annex C (Financial Statements of IMI) also form a part of this Circular. Capitalized words and terms used in this Circular but not deemed herein shall have the meanings given to them above under the heading “Definitions” at the front of the Offer to Purchase.

1. IMI

IMI is a reporting issuer in the provinces of Ontario and Québec and the United States and files its continuous disclosure documents with the appropriate Canadian securities and the United States Securities and Exchange Commission. Such documents are available at www.sedar.com and www.sec.gov.

IMI’s registered and executive office is located at 4211 Yonge Street, Suite 615, Toronto, Ontario, M2P 2A9.

Authorized and Outstanding Share Capital

The authorized share capital of IMI consists of an unlimited number of common shares (“IMI Shares”), an unlimited number of preferred shares, issuable in series, and 1,104,000 shares of a class designated as preferred shares, series I. As of the date of this Circular, there were 21,493,495 IMI Shares issued and outstanding and no preferred shares or preferred shares, series I issued and outstanding.

Assuming that:

(i)	all of the Ibex Shares that are issued and outstanding as of July 31, 2004 (and all Ibex Shares issuable upon exercise of outstanding Options with an exercise price which is less than the Offered Consideration) are tendered to the Offer;

(ii)	IMI takes up and pays for such Ibex Shares under the Offer; and

(iii)	Shareholders elect, in the aggregate, to receive the full amount of the Tender Cash Maximum payable pursuant to the Offer;

IMI will issue approximately 2,100,000 IMI Shares and pay the Tender Cash Maximum in respect of the Offered Consideration.

Price Range and Trading Volumes of IMI Shares

The IMI Shares are listed and posted for trading on the TSX under the symbol “IMI” and the AMEX under the symbol “IME”.

The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of the IMI Shares on the TSX and the AMEX:

	TSX			AMEX(1)
Calendar Period	High	Low	Average Daily Volume	High		Low		Average Daily Volume
2002
1st Quarter	$5.90	$3.80	23,262		—		—	—
2nd Quarter	$6.95	$5.49	32,572		—		—	—
3rd Quarter	$5.50	$3.75	13,189		—		—	—
4th Quarter	$3.60	$2.20	16,121		—		—	—
2003
1st Quarter	$3.20	$2.65	19,477		—		—	—
2nd Quarter	$3.00	$2.53	29,222		—		—	—
3rd Quarter	$4.80	$2.71	27,086	US$	3.65	US$	3.04	2,514
4th Quarter	$4.60	$3.64	14,725	US$	3.50	US$	2.85	3,723
2004
1st Quarter	$4.10	$3.65	9,124	US$	3.25	US$	2.70	2,552
2nd Quarter	$4.51	$2.79	17,706	US$	3.30	US$	1.95	3,726
3rd Quarter	$4.09	$3.05	8,748	US$	3.12	US$	2.35	3,003
October 2004	$3.50	$3.24	8,245	US$	2.77	US$	2.60	1,633
November 1–2, 2004	$3.35	$3.35	3,550	US$	2.73	US$	2.67	950

Notes:

(1)	In September 2003, the IMI Shares commenced trading on the AMEX under the trading symbol “IME”.
(2)	Source for data in table is the TSX and the AMEX.

On November 1, 2004, the last trading day before IMI announced the Offer, the closing price of the IMI Shares on the TSX and the AMEX was $3.35 and US $2.73, respectively. The weighted average closing price of the IMI Shares on the TSX and the AMEX for the 50 trading days ending on November 1, 2004 was $3.39 and US $2.68, respectively.

Further Information Regarding IMI

Further information with respect to IMI is set forth in Annex A (Information Concerning IMI), Annex B (IMI Unaudited Pro Forma Consolidated Financial Statements) and Annex C (Financial Statements of IMI) which are incorporated into and form part of this Circular.

2. Ibex

Corporate Overview

According to Ibex’s financial statements, for the fiscal year ended July 31, 2003, Ibex had revenue of approximately $1.8 million and a net loss of approximately $0.3 million, and for the nine months ended April 30, 2004, Ibex had revenues of approximately $1.0 million and a net loss of approximately $2.7 million.

Ibex is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with certain Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

Authorized and Outstanding Share Capital

Ibex is authorized to issue an unlimited number of “Common Shares”, an unlimited number of cumulative, redeemable first preferred shares (issuable in series), an unlimited number of cumulative, redeemable, convertible second preferred shares (issuable in series), and an unlimited number of third preferred shares (issuable in series). As of July 31, 2004, (i) 21,453,872 Ibex Shares (excluding Ibex Shares issuable upon the exercise of outstanding Options) were issued and outstanding; (ii) no preferred shares were outstanding; and, as of April 30, 2004, Options to acquire up to a maximum of 1,451,808 Ibex Shares were outstanding.

Each Ibex Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Ibex Share entitles the holder thereof, subject to the prior rights of the holders of the first preferred shares, second preferred shares and third preferred shares to receive any dividends declared by the directors of Ibex and the remaining property of Ibex upon dissolution.

Price Range and Trading Volume of Ibex Shares

The Ibex Shares are listed and posted for trading on the TSX under the symbol “IBT”. The following table sets forth, for the periods indicated, the reported high and low sale prices and the average volume of trading of the Ibex Shares on the TSX:

	TSX
Calendar Period	High	Low	Average Daily Volume
2002
1st Quarter	$0.72	$0.54	20,421
2nd Quarter	$0.60	$0.36	12,210
3rd Quarter	$0.49	$0.29	8,694
4th Quarter	$0.63	$0.29	22,588
2003
1st Quarter	$0.59	$0.45	14,125
2nd Quarter	$0.70	$0.44	18,478
3rd Quarter	$0.70	$0.56	18,398
4th Quarter	$0.62	$0.48	14,288
2004
1st Quarter	$0.55	$0.46	43,578
2nd Quarter	$0.57	$0.45	8,999
3rd Quarter	$0.51	$0.27	84,252
October 2004	$0.42	$0.28	6,015
November 1–2 , 2004	$0.30	$0.29	5,650

Note:	(1) Source for data in table is the TSX.

On November 1, 2004, the closing price of the Ibex Shares on the TSX was $0.29. The weighted average closing price of the Ibex Shares on the TSX for the 50 trading days ending on November 1, 2004 was $0.28.

3. Background to the Offer

IMI has had considerable internal discussions over a period of years regarding the acquisition of Ibex. In October 2003, discussions between a third party and Dr. Brent Norton, the President and CEO of IMI, regarding the possibility of combining the businesses of IMI and Ibex in order to take advantage of synergies were conducted. IMI completed an initial review of the publicly available information of Ibex in October and early November of 2003 and identified areas of interest for future discussions with management of Ibex.

An approach was made to Mr. Paul Baehr, President and CEO of Ibex, to review the business of IMI and introduce the idea of meeting with senior management of IMI. On October 24, 2003, Dr. Norton met with Mr. Baehr and the independent third party at the offices of Ibex. During this meeting, Dr. Norton viewed Ibex’s facilities and met several employees of Ibex. Mr. Baehr was receptive but expressed an expectation with respect to the value of Ibex which was unrealistic in the opinion of IMI’s senior management.

Following the meeting of October 24, 2003, Ibex forwarded to IMI a draft confidential disclosure agreement (the “CDA”). The CDA that was proposed by Ibex would have prevented IMI from acquiring more than 5% of the shares of Ibex without the prior written consent of Ibex’s board of directors. Discussions were held between IMI and Ibex with regard to the CDA, specifically in respect of the provisions regarding restrictions on acquisition, and changes to this clause proposed by IMI were refused by Ibex. IMI determined that it was not in IMI’s nor its shareholders’ best interests to sign the CDA with such restriction. Subsequent attempts by IMI to renew discussions between Ibex and IMI were not successful.

On October 27 and 28, 2004, calls were placed by IMI’s advisors to two members of Ibex’s board of directors to ensure their availability for a conference call on October 29 at 4:00 p.m. Late in the afternoon of October 29, all Ibex directors, including Mr. Baehr, were contacted, directly or indirectly, and asked to attend a conference call at 4:30 p.m. At that time, the advisors and IMI management informed the Ibex Board of IMI’s desire to acquire all of the shares of Ibex. Discussions ensued between Ibex’s directors and IMI management although Mr. Baehr did not join the call. At the end of the call, IMI offered to sign a confidentiality and exclusivity agreement with Ibex and it was agreed that Ibex would respond by November 1, 2004.

On November 1, 2004, IMI management was informed during a conference call with Ibex and IMI’s advisors that Ibex was not interested in signing the agreement without knowing in advance the terms and conditions of the IMI Offer. They also stated that they needed one week to respond. IMI offered a modified agreement that would allow for a period of exclusivity and additional time for the Offer to remain open to Shareholders. Ibex also rejected this. Over the remainder of the day, a one-day confidentiality agreement was proposed, negotiated and signed. Upon signing the agreement, the proposed terms and conditions of the Offer were forwarded by IMI to Ibex on the condition that their response to the exclusivity agreement would come before noon on November 2, 2004. On November 2, 2004, Ibex again informed IMI’s management that Ibex was not interested in signing the exclusivity agreement on the proposed terms. IMI advised Ibex that it would be issuing a press release that afternoon announcing IMI’s intentions to commence the Offer.

Reasons for the Proposed Combination

IMI and Ibex are independently developing predictive medicine products for the early detection and on-going monitoring of serious or life-threatening diseases. IMI has completed development and has recently licensed its lead product used to screen individuals at risk for cardiovascular disease and has a pipeline of cancer products at various stages of development. Ibex is developing products in two fields, cancer and arthritis. IMI believes that by acquiring Ibex and integrating the operations of Ibex with that of IMI, there could be certain efficiencies with respect to product development and operating cost reductions.

There are four principal reasons for the proposed acquisition of Ibex by IMI:

(i)	Ibex technology is complementary to and possibly synergistic with the technology IMI has and is currently developing;

(ii)	there are significant tax-losses that could potentially be utilized following an amalgamation;

(iii)	Ibex’s facility located in Montreal, Québec may have the potential to manufacture certain components of the predictive medicine products developed by IMI; and

(iv)	the combined financial resources of Ibex and IMI will enable IMI to continue to fund the combined operations of IMI and Ibex.

4. Purpose of the Offer and Plans for Ibex

Purpose of the Offer

The purpose of the Offer is to enable IMI to acquire beneficial ownership of all of the Ibex Shares. The effect of the Offer is to give to all Shareholders the opportunity to receive the Offered Consideration in respect of their Ibex Shares. Based on the closing prices of the Ibex Shares and IMI Shares on the TSX on November 1, 2004 (being the last trading day prior to the announcement by IMI of the Offer), the Offered Consideration represents a premium of 45% to Shareholders and a premium of 52% based on the volume weighted average trading price of the IMI Shares and Ibex Shares for the 50 trading days ended November 1, 2004 of $3.39 and $0.28, respectively, on the TSX.

If IMI takes up and pays for the Ibex Shares validly deposited under the Offer, IMI intends to exercise its statutory right, if available, to acquire all the Ibex Shares not deposited under the Offer or, if such statutory right of acquisition is not available, IMI intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby IMI will acquire any Ibex Shares not deposited under the Offer. See Section 5 of this Circular, “Acquisition of Shares Not Deposited”.

If permitted by applicable Law, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction (as defined below), IMI intends to delist the Ibex Shares from the TSX and, where applicable, to cause Ibex to cease to be a reporting issuer. See Section 13 of the Circular, “Effect of the Offer on the Market for and Listing of Ibex Shares”.

Plans for IMI and Ibex Following the Completion of the Offer

Upon completion of the acquisition, IMI intends to implement a plan to consolidate Ibex’s management while retaining employees of Ibex that are complementary to the business and critical to the development of both IMI’s and Ibex’s products. Ibex’s product development efforts focused on oncology may be transferred to IMI’s research facility located in Hamilton, Ontario to take advantage of the research and development that has already been established as part of IMI’s own work. IMI believes that there are significant opportunities to leverage the knowledge it has developed in this field to allow for Ibex’s products to be more effectively developed and brought to market with a significant competitive advantage. Ibex’s products in the field of arthritis could further expand and diversify IMI’s business and enhance its position as a leader in the field of predictive medicine. Upon completion of the acquisition, IMI intends to complete a detailed evaluation of Ibex’s facility in Montreal in order to determine the extent to which the facility could manufacture the chemical components of IMI’s products, thereby reducing or eliminating IMI’s current dependence upon third party contract manufacturers.

Business Combination Risks

The combination of IMI with Ibex is subject to certain risks, including the following:

The IMI Shares issued in connection with the Offer may have a market value lower than expected.

IMI is offering to pay for each Ibex Share (i) 0.1254 IMI Shares or (ii) $0.42 cash, unless subject to proration as described under the heading “Offer to Purchase – the Offer”. Based on the closing prices of the Ibex Shares and IMI Shares on the TSX on November 1, 2004 (being the last trading day prior to the announcement by IMI of the Offer), the Offered Consideration represents a premium of 45% to Shareholders. If the market price of IMI Shares declines and/or if the market price of Ibex Shares increases, the value of the consideration received by Shareholders will decline as well. For example, during the twelve month period ending on November 1, 2004, the closing price of IMI Shares on the TSX varied from a low of $2.60 to a high of $4.70 and ended that period at $3.35. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of IMI, market assessments of the likelihood the Offer will be consummated, regulatory and patent considerations, general market and economic conditions and other factors over which IMI has no control.

IMI has not been given an opportunity to verify the reliability of the information regarding Ibex included in, or which may have been omitted from, this Circular.

In respect of information relating to Ibex presented in, or due to lack of information omitted from, the Offer and this Circular, including all Ibex financial information, IMI has relied exclusively upon publicly available information. Any inaccuracy in Ibex’s publicly available information, or in the information about Ibex contained in this Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in Ibex’s agreements triggered upon the acquisition of Ibex may lead to adverse consequences.

Ibex may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer since IMI will hold Ibex Shares representing a majority of the voting rights of Ibex. The operation of these change of control provisions, if triggered, could result in unanticipated expenses following the consummation of the Offer or adversely affect the operations of Ibex. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the operations and financial condition of the combined company.

The integration of IMI and Ibex may not occur as planned.

The Offer has been made with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether IMI’s and Ibex’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

Failure to retain key employees of Ibex could adversely affect IMI after the Acquisition.

The performance of Ibex’s operations after completion of the Offer could be adversely affected if the combined business cannot retain selected key employees to assist in the integration of Ibex and IMI. IMI is unaware of the extent of any severance payments payable, if any, to key employees of Ibex if the combined business does not retain certain of Ibex’s key employees, or if key executives exercise their rights to terminate their employment agreements following completion of the Offer.

After the consummation of the Offer, Ibex would become a majority-owned subsidiary of IMI and IMI’s interest could differ from that of the Shareholders.

After the consummation of the Offer, IMI would have the power to elect the directors, appoint new management, approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Ibex’s constating documents and approving mergers or sales of Ibex’s assets. In particular, after the consummation of the Offer, IMI intends to exercise its statutory right, if available, to acquire all of the Ibex Shares not deposited under the Offer, or, if such statutory right of acquisition is not available, to integrate Ibex and IMI, by merger or other transaction whereby the operations of Ibex and IMI are combined. IMI’s interests with respect to Ibex may differ from those of any remaining minority Shareholders.

The exchange of Ibex Shares pursuant to the Offer may be taxable for U.S. holders.

IMI will endeavour to cause the exchange of Ibex Shares pursuant to the Offer to be treated as an exchange made pursuant to a reorganization for U.S. income tax purposes. If reorganization treatment applies to the exchange, a U.S. holder who exchanges Ibex Shares and owns, immediately after the exchange, less than 5% of IMI (by voting power and value, directly and by attribution) will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of IMI Shares for Ibex Shares, except with respect to the cash component of the Offered Consideration and cash received in lieu of a fractional share. If reorganization treatment does not apply to the exchange, the U.S. holder will generally be required to recognize a capital gain or loss. There can be no assurance that reorganization treatment will apply to the exchange.

For additional risk factors relating to IMI’s business and operations generally, see “Annex A - Information Concerning IMI – Risk Factors”.

5. Acquisition of Shares Not Deposited

Compulsory Acquisition

If, within 120 days after the date hereof, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Ibex Shares, other than Ibex Shares held at the date of the Offer by or on behalf of IMI and its affiliates and associates (as such terms are defined in the CBCA), and IMI acquires such deposited Ibex Shares under the Offer, IMI currently intends to acquire the Ibex Shares not deposited under the Offer on the same terms as the Ibex Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a “Compulsory Acquisition”).

To exercise such statutory right, IMI must give notice (the “Notice”) to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Ibex Shares) (in each case, a “Dissenting Offeree”) and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the date of the termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Notice, IMI must pay or transfer to Ibex the consideration IMI would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Notice, each Dissenting Offeree must send the certificates representing the Ibex Shares held by such Dissenting Offeree to Ibex, and must elect either to transfer such Ibex Shares to IMI on the terms of the Offer or to demand payment of the fair value of such Ibex Shares held by such holder. A Dissenting Offeree who does not notify IMI within 20 days after the Dissenting Offeree receives the Notice is deemed to have elected to transfer such Ibex Shares to IMI on the same terms that IMI acquired Ibex Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Ibex Shares, IMI may apply to a court having jurisdiction to hear an application to fix the fair value of such Ibex Shares of such Dissenting Offeree. If IMI fails to apply to such court within 20 days after it made the payment or transferred the consideration to Ibex referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Ibex Shares to IMI on the terms that IMI acquired Ibex Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Ibex Shares could be more or less than the amount paid under the Offer.

The foregoing is a summary only of the right of Compulsory Acquisition that may become available to IMI and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 16 of the Circular, “Certain U.S. Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If a Shareholder does not receive the Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require IMI to acquire the Shareholder’s Ibex Shares on the terms of the Offer (a “Compelled Acquisition”).

The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of section 206.1 of the CBCA. Section 206.1 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If IMI takes up and pays for Ibex Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or IMI elects not to pursue such right, IMI currently intends to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving Ibex and IMI or an affiliate of IMI for the purpose of enabling IMI or an affiliate of IMI to acquire all Ibex Shares not acquired pursuant to the Offer (a

“Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Ibex Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and IMI takes up and pays for the Ibex Shares deposited under the Offer, IMI should own sufficient Ibex Shares to effect such Subsequent Acquisition Transaction. While IMI currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same consideration as the consideration offered under the Offer, the consideration offered to holders of Ibex Shares in a Subsequent Acquisition Transaction could ultimately have a higher or lower value than the value of the Offered Consideration pursuant to the Offer.

Each type of Subsequent Acquisition Transaction described above may constitute a “business combination” or a “going private transaction” within the meaning of certain applicable Canadian securities legislation and regulations (collectively the “Regulations”) including Rule 61-501 and Policy Q-27, if, subject to certain exceptions, such Subsequent Acquisition Transaction would result in the interest of a Shareholder or a beneficial owner of Ibex Shares being terminated without the consent of such Shareholder or beneficial owner, irrespective of the nature of the consideration provided in substitution therefore. IMI expects that any Subsequent Acquisition Transaction relating to Ibex Shares will be a business combination or a going private transaction under Rule 61-501 and Policy Q-27.

In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a business combination or a going private transaction carried out in accordance with Rule 61-501 and Policy Q-27, or an exemption therefrom, the related party transaction provisions of Rule 61-501 and Policy Q-27 would not apply to such transaction. IMI intends to carry out any such business combination or going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the business combination or going private transaction.

The Regulations, Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the Ibex Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Ibex Shares a summary of such valuation or the entire valuation. In connection therewith, IMI intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and AMF, respectively, exempting IMI or Ibex or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 and Policy Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid if the intent to effect such transaction is disclosed in the take-over bid circular, the consideration offered per security under such transaction is at least equal in value to and in the same form as that paid in the take-over bid and certain disclosure is given in the take-over bid disclosure documents. IMI currently intends that the consideration offered under any Subsequent Acquisition Transaction prepared by it would be the same as the consideration offered under the Offer and, accordingly, IMI expects to rely on these exemptions.

Depending on the nature of the Subsequent Acquisition Transaction, the provisions of the CBCA may require the approval of at least 66 2/3 % of the votes cast by holders of the outstanding Ibex Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a business combination or a going private transaction, the approval of a simple majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to the Offer and any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than

IMI or, as defined by Rule 61-501 and Policy Q-27, any “interested party” or “related party” of IMI or of any “interested party” of IMI, including any director or senior officer of IMI, any associate or affiliate or insider of IMI or any of their directors and senior officers or any person or company acting jointly or in concert with any of the foregoing (other than Ibex). Rule 61-501 and Policy Q-27 also provide that IMI may treat Ibex Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the business combination or going private transaction is completed within 120 days after the expiry of the Offer and the consideration per security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. IMI currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Shareholders under the Offer and IMI intends to cause Ibex Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, IMI and its affiliates are the registered holders of 90% or more of the Ibex Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders. If IMI decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Ibex, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, IMI will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Ibex Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Ibex, or taking no further action to acquire additional Ibex Shares. Any additional purchases of Ibex Shares could be at a price greater than, equal to or less than the price to be paid for Ibex Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, IMI may sell or otherwise dispose of any or all Ibex Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by IMI, which may vary from the terms and the price paid for Ibex Shares under the Offer. Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Ibex Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Ibex Shares. The fair value of Ibex Shares so determined could be more or less than the amount paid per Ibex Shares pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 15 and Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Income Tax Considerations”, respectively. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

6. Source of Offered Consideration

IMI will issue IMI Shares to Shareholders who tender their Ibex Shares under the Offer and elect to receive IMI Shares or who are entitled receive IMI Shares if they have elected to receive cash for their Ibex Shares and the aggregate cash elected by Shareholders who have accepted the Offer exceeds the Tender Cash Maximum. Fractional IMI Shares will not be issued. Cash shall be paid to Shareholders as Offered Consideration so elected by such Shareholders (up to the Tender Cash Maximum) and in lieu of any fractional IMI Share payable to a Shareholder under the Offer. IMI has the necessary funds to make all cash payments to be made to Shareholders under the Offer.

7. Beneficial Ownership of and Trading in Securities of Ibex

No securities of Ibex, including Ibex Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Ibex, by IMI or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by any associate or affiliate of IMI or by any associate of a director or senior officer of IMI. No person is acting jointly or in concert with IMI with respect to the Offer.

No securities of Ibex have been traded during the six month period preceding the date of the Offer by IMI or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by associates or affiliates of IMI or by associates of the directors or senior officers of IMI.

8. Commitments to Acquire Securities of Ibex

Except pursuant to the Offer, neither IMI nor any director or senior officer of IMI, nor to the knowledge of the directors and senior officers of IMI after reasonable enquiry, any associate or affiliate of IMI or any associate of any director or senior officer of IMI, has entered into any commitments to acquire any equity securities of Ibex.

9. Arrangements, Agreements or Understandings

There are no arrangements or agreements made or proposed to be made between IMI and any of the directors or senior officers of Ibex and no payments or other benefits are proposed to be made or given by IMI to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

10. Acceptance of the Offer

IMI has no knowledge as to whether any Shareholders will accept the Offer.

11. Material Changes and Other Information

IMI is not aware of any information which indicates that any material change has occurred in the affairs of Ibex since April 30, 2004, the date of the last published financial statements of Ibex, other than as disclosed herein or otherwise publicly disclosed by Ibex, and IMI does not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

12. Effect of the Offer on the Market for and Listing of Ibex Shares

The purchase of Ibex Shares by IMI pursuant to the Offer will reduce the number of Ibex Shares that might otherwise trade publicly and will reduce the number of holders of Ibex Shares and, depending on the number of Ibex Shares acquired by IMI, could adversely affect the liquidity and market value of the remaining Ibex Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Ibex Shares from the TSX. Among such criteria are the number of Shareholders, the number of Ibex Shares publicly held and the aggregate market value of the Ibex Shares publicly held. Depending on the number of Ibex Shares purchased under the Offer, it is possible that the Ibex Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Ibex Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Ibex Shares. If permitted by applicable Law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, IMI intends to apply to delist the Ibex Shares from the TSX. If the Ibex Shares are delisted from the TSX, the extent of the public market for the Ibex Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Ibex Shares publicly held and the aggregate market value of the Ibex Shares remaining at such time, the interest in maintaining a market in Ibex Shares on the part of securities firms, whether IMI remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Ibex Shares under the Offer, Ibex may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities Laws of Canada or may request to cease to be a reporting issuer under the securities laws of such jurisdictions.

13. Regulatory Matters

Appropriate Approvals

IMI’s obligation to take up and pay for Ibex Shares tendered under the Offer is conditional upon all Appropriate Approvals having been obtained on terms satisfactory to IMI, acting reasonably. See Section 2 of the Offer to Purchase, “Conditions of the Offer”.

Securities Regulatory Matters

The distribution of the IMI Shares under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities Laws and, in certain provinces where such statutory exemptions are not available, IMI will apply for exemptive relief from such requirements. While the resale of IMI Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions and, where such statutory exemptions are not available, IMI will apply for exemptive relief from the applicable securities regulatory authorities to the effect that the IMI Shares to be issued under the Offer may be resold without a prospectus.

IMI intends to rely upon an exemption from the registration requirements of the U.S. Securities Act with respect to the IMI Shares to be issued in the Offer. The resale of the IMI Shares by non-affiliates (as defined in Rule 144 under the U.S. Securities Act) of IMI is not required to be registered in the United States. However, IMI Shares acquired by affiliates of IMI may be resold only pursuant to a subsequent U.S. registration statement or in accordance with the requirements of Rule 144. In general, an affiliate is an officer or director of IMI or a shareholder who beneficially owns more than 10% of the outstanding IMI Shares. Affiliates of IMI are subject to certain restrictions on the amount of IMI Shares which may be resold in any single transaction.

The Offer is being made in compliance with applicable Canadian rules governing tender offers and is expected to be exempt from most of the U.S. tender offer rules.

14. Certain Canadian Federal Income Tax Considerations

General

In the opinion of Aird & Berlis LLP, Canadian counsel to IMI, the following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their Ibex Shares pursuant to the Offer and who, for purposes of the Tax Act, hold their Ibex Shares as capital property, deal at arm’s length and are not affiliated with IMI and Ibex at all times up to and including the completion of the Offer, and immediately following completion of the Offer will not, either alone or together with any person with whom the Shareholder does not deal at arm’s length, control IMI or beneficially own shares of IMI having a fair market value in excess of 50% of the fair market value of all outstanding IMI Shares. The Ibex Shares will generally constitute capital property to a holder unless such holder holds such shares in the course of carrying on a business or has acquired such Ibex Shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Shareholder who is a “tax shelter investment” under the Tax Act or that is a financial institution which is subject to the “mark-to-market” provisions of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposed amendments to the Tax Act or the Regulations announced by the Minister of Finance prior to the date hereof and counsel’s understanding of the current published administrative and assessing practices of Canada Revenue Agency (“CRA”). This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder and, accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Ibex Shares having regard to their own particular circumstances.

Shareholders Resident in Canada

In addition to the comments set out under the heading “General”, this portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act (a “Resident Shareholder”).

Certain Resident Shareholders whose Ibex Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Ibex Shares and every “Canadian security” (as defined in the Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

Resident Shareholders Who Elect to Dispose of Ibex Shares for IMI Shares

A Resident Shareholder who elects to receive IMI Shares only (and no cash) pursuant to the Offer for Ibex Shares will, unless the Resident Shareholder chooses to treat the transaction as a taxable transaction in such Shareholder’s return of income for the taxation year in which the exchange occurs, be deemed to have disposed of such Ibex Shares for proceeds of disposition equal to the Resident Shareholder’s adjusted cost base thereof. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire their IMI Shares at a cost which is equal to the adjusted cost base of their Ibex Shares for the purposes of computing the adjusted cost base of all IMI

Shares owned by them for purposes of the Tax Act. The cost of such IMI Shares must be averaged with the adjusted cost base of all other IMI Shares then owned by such shareholder.

Under the current administrative and assessing practice of the CRA, a Resident Shareholder who receives cash in an amount which does not exceed $200 in lieu of a fraction of an IMI Share pursuant to the exchange of shares under the Offer may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the IMI Shares received on the exchange by the amount of such cash. In the alternative, a Resident Shareholder may include the capital gain or loss arising on the disposition of the fractional share in the computation of that Resident Shareholder’s income.

Notwithstanding the foregoing, Resident Shareholders who receive IMI Shares in exchange for their Ibex Shares may, if they so choose, recognize a capital gain or a capital loss in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the IMI Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of their Ibex Shares and any reasonable costs of disposition. In such circumstances, the cost of the IMI Shares acquired will be the fair market value thereof to the Resident Shareholder. One-half of any such capital gain (a “taxable capital gain”) must be included in computing the Resident Shareholder’s income and one-half of any such capital loss (an “allowable capital loss”) is deductible by the Resident Shareholder from taxable capital gains arising in the year of disposition. To the extent that a Resident Shareholder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Tax Act in that regard. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the Ibex Shares to the extent and under the circumstances described in the Tax Act.

Resident Shareholders Who Elect to Dispose of Ibex Shares for Cash

If a Resident Shareholder elects to receive cash, the Resident Shareholder will have made a taxable disposition of the Ibex Shares in respect of which such cash is received, and will generally realize a capital gain (or a capital loss) to the extent that the aggregate cash proceeds of disposition of such Ibex Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of such Ibex Shares immediately before the disposition. In the event that a Resident Shareholder elects to receive cash in exchange for Ibex Shares and, in addition to receiving such cash, receives IMI Shares as a result of the Tender Cash Maximum being exceeded, the terms of the Offer will provide that the Resident Shareholder will have disposed of a portion of such Ibex Shares for IMI Shares and will have disposed of the balance of such Ibex Shares for cash. Based on the current administrative practice of the CRA, the disposition of each Ibex Share will be regarded as a separate transaction. Any such disposition of Ibex Shares in exchange for IMI Shares will qualify for a tax-deferred rollover as described above.

Acquisition of Shares Not Deposited

(a)	Compulsory Acquisition

As described in the Circular under the heading, “Acquisition of Shares Not Deposited”, IMI may acquire Ibex Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The consequences under the Tax Act of any Compulsory Acquisition will depend upon the consideration offered by IMI in respect thereof. Generally speaking, to the extent the Ibex Shares are acquired in exchange for IMI Shares, the consequences to Resident Shareholders will generally be as set out above under the heading “Resident Shareholders Who Elect to Dispose of Ibex Shares for IMI Shares”.

A Resident Shareholder who dissents in a Compulsory Acquisition and elects to receive the fair value for the holder’s Ibex Shares will be considered to have disposed of the Ibex Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the Court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment, described above in the last paragraph under “Resident Shareholders Who Elect to Dispose of Ibex Shares for Cash”. Any interest awarded to the Resident Shareholder by the Court will be included in the Resident Shareholder’s income for the purposes of the Tax Act.

(b) Subsequent Acquisition Transaction

As described in the Circular under the heading, “Acquisition of Shares Not Deposited – Subsequent Acquisition Transaction”, if IMI does not acquire all of the Ibex Shares pursuant to the Offer or by means of a Compulsory Acquisition, IMI may propose other means of acquiring the remaining issued and outstanding Ibex Shares. As described in Section 5 of the Circular, “Acquisition of Shares Not Deposited—Subsequent Acquisition Transaction”, it is IMI’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. IMI may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction, the tax consequences of which to a holder of Ibex Shares would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Ibex Shares (or on shares of an amalgamated corporation for which the Ibex Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

A Resident Shareholder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides that, where a Resident Shareholder that is a corporation receives, or is deemed to receive, a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Ibex Shares for the purpose of computing the Resident Shareholder’s capital gain. Subject to the potential application of this provision, dividends received, or deemed to be received, by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, but normally will also be deductible in computing its taxable income.

A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation’s taxable income.

In the case of a Resident Shareholder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Shareholders who exercise their right of dissent in respect of such an amalgamation should be considered to have disposed of their Ibex Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder for such Ibex Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their tax advisors in this regard.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Ibex Shares acquired pursuant to a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

In addition to the comments set out under the heading “General”, this portion of the summary is applicable to Shareholders who, for purposes of the Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their Ibex Shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed to use or hold their Ibex Shares in carrying on a business in Canada (hereinafter referred to as a “Non-Resident Shareholder”).

Non-Resident Shareholders Accepting the Offer

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Ibex Shares pursuant to the Offer unless such shares are or are deemed to be “taxable Canadian property” and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

Generally, Ibex Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX), unless:

(a)	at any time during the five year period immediately preceding the disposition of the Ibex Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm’s length with such Non-Resident Shareholder, or any combination thereof owned not less than 25% of the issued shares of any class or series of the capital stock of Ibex;

or

(b)	the Non-Resident Shareholder’s Ibex Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Even if the Ibex Shares are taxable Canadian property to a Non-Resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder. Under the provisions of the Canada-United States Income Tax Convention (the “Treaty”), the gain, if any, arising on the disposition of Ibex Shares which are taxable Canadian property to a Non-Resident Shareholder will not be subject to tax in Canada unless the Ibex Shares derive their value principally from real property situated in Canada. Non-Resident Shareholders whose Ibex Shares constitute taxable Canadian property should consult their own tax advisors.

Acquisition of Shares Not Deposited

The consequences under the Tax Act to a Non-Resident Shareholder of any Compulsory Acquisition or Subsequent Acquisition Transaction would depend upon the nature of the transaction. In general, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the Non-Resident Shareholder’s Ibex Shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

(a)	Compulsory Acquisition

A Non-Resident Shareholder who dissents in a compulsory acquisition and elects to receive the fair value for the holder’s Ibex Shares will be considered to have disposed of the Ibex Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the Court. In such circumstances, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the Non-Resident Shareholder’s Ibex Shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty. Interest awarded to a dissenting Non-Resident Shareholder by a court will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Under the Treaty, the rate of withholding tax in respect of interest received by a person who is a resident of the U.S. for purposes of the Treaty is reduced to 10%.

(b)	Subsequent Acquisition Transactions

As described under the heading, “Acquisition of Securities Not Deposited – Subsequent Acquisition Transactions”, if IMI acquires less than 90% of the Ibex Shares under the Offer or the right of Compulsory Acquisition is not available for any reason or if IMI elects not to proceed under such provisions, IMI may propose other means of acquiring the remaining issued and outstanding Ibex Shares. It is IMI’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of an applicable income tax treaty and is generally reduced to 15% under the Treaty.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Ibex Shares acquired pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.

15. Certain U.S. Income Tax Considerations

The following discussion summarizes the material United States federal income tax considerations generally applicable to United States Holders with respect to the disposition of Ibex Shares pursuant to the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final treasury regulations promulgated thereunder, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, all of which are subject to change (possibly with retroactive effect). This discussion does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may be applicable to particular United

States Holders (as defined herein), such as United States Holders who are dealers or traders in Ibex Shares or currencies, insurance companies, tax exempt organizations, financial institutions, regulated investment companies, entities treated as partnerships for United States federal income tax purposes, those who hold their Ibex Shares as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for United States federal income tax purposes, non-United States persons, those who have a functional currency other than the United States dollar or those who acquired their Ibex Shares in a compensation transaction. This summary is limited to persons that hold their Ibex Shares as a “capital asset” within the meaning of Section 1221 of the Code. This discussion also does not address the United States federal income tax consequences to holders of options to purchase Ibex Shares. In addition, this discussion does not address any state, local or foreign tax consequences. United States Holders of Ibex Shares are urged to consult their tax advisors with respect to the United States federal, state, local and foreign tax consequences of the Offer.

As used herein, the term “United States Holder” means a beneficial owner of Ibex Shares that, for United States federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of source or (iv) a trust the administration of which is subject to the primary supervision of a United States court if one or more United States persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Ibex Shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular tax considerations applicable to them.

Sale of Ibex Shares Pursuant to the Offer

Except as noted below in the discussion of the passive foreign investment company rules, a United States Holder who disposes of Ibex Shares pursuant to the Offer generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between (a) the United States dollar equivalent of the Canadian dollar cash payment received, determined based on the spot rate of exchange on the Effective Date and/or (b) the fair market value of the IMI Shares received in the Offer, and such holder’s adjusted tax basis in the Ibex Shares so disposed. Such capital gain or loss will generally be a long-term capital gain or loss if such holder has held such Ibex Shares for more than one year and will be income from United States sources. For non-corporate United States Holders, long term capital gains realized in connection with an exchange made pursuant to the Offer generally will be taxed at a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Compulsory Acquisition of Shares

The United States federal income tax consequences to a United States Holder of a disposition of Shares pursuant to a Compulsory Acquisition generally will be as described under “Sale of Ibex Shares Pursuant to the Offer” above.

Although there is no authority directly on point, a United States Holder who dissents in a Compulsory Acquisition and elects to receive the fair value for the holder’s Shares probably will recognize gain or loss at the time of the Compulsory Acquisition (even if the fair market value of the Shares has not yet been judicially determined at such time), in an amount equal to the difference between the “amount realized” and the adjusted tax basis of such Shares. For this purpose, although there is no authority directly on point, the amount realized generally should equal the sum of the United States dollar equivalent amounts, determined at the spot rate, of the trading values for the Shares on the settlement date of the Compulsory Acquisition. In such event, the United States Holder also would recognize capital gain or loss at the time the actual fair value payment is determined, to the extent that such payment exceeds or is less than the amount previously recognized. In addition, if any portion of this payment was interest, or was characterized as interest income for United States tax purposes, the United States dollar equivalent to the Canadian dollar amount of such portion generally should be included in ordinary income in accordance with the United States Holder’s method of accounting.

Subsequent Acquisition Transaction

If IMI is unable to effect a Compulsory Acquisition, or if IMI elects not to proceed with a Compulsory Acquisition, then IMI intends to propose a Subsequent Acquisition Transaction as described in this Circular. Although, the United States federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out and may be substantially similar to or materially different from the consequences described above, the United States federal income tax consequences to a United States Holder of a disposition of shares for cash pursuant to a Subsequent Acquisition Transaction should be as described under “Sale of Ibex Shares pursuant to the Offer” above. United States Holders should consult their tax advisors with respect to any United States federal, state or local tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A United States Holder who dissents in a Subsequent Acquisition Transaction and elects to receive the fair value for the holder’s Shares generally will be treated in the same manner as a dissenting United States Holder described above under “Compulsory Acquisition of Shares”.

Amounts Subject to Canadian Withholding Tax

A United States Holder who dissents in a Compulsory Acquisition or a Subsequent Acquisition Transaction and who receives interest or is deemed to receive a dividend under Canadian federal income tax law, and, as a result, is subject to Canadian withholding tax (or who is otherwise subject to Canadian withholding tax), may be eligible, subject to a number of complex limitations, to claim a foreign tax credit or a deduction in respect of any Canadian taxes withheld. If a United States Holder elects to claim a foreign tax credit, rather than a deduction, for a particular taxable year, such election will apply to all foreign taxes paid by the holder in a particular year.

Considerations Relating to the Passive Foreign Investment Company Rules

According to its public filings, Ibex does not believe that it is, or has been, a PFIC for United States federal income tax purposes. A non United States corporation will be a PFIC in any taxable year in which either (i) 75% or more of its gross income consists of certain specified types of “passive income” or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. If, however, Ibex had been a PFIC for any taxable year in which its Ibex Shares were held by United States Holders, such United States Holders could be subject to significantly more tax on the disposition of their Ibex Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Because the PFIC rules are complex and because the impact of those rules on the United States federal income tax treatment of a disposition of Ibex Shares by a United States Holder pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction is potentially significant, United States Holders are urged to discuss the possibility of such treatment with their tax advisors.

Foreign Currency Issues

Canadian dollars or IMI Shares received on a disposition of Ibex Shares will have a tax basis equal to their United States dollar value based on the spot rate used to calculate gain or loss on the disposition. The amount of gain or loss recognized on a sale of such Canadian dollars or a disposition of such Canadian dollars in exchange for other property, will equal the difference between (1) the amount of United States dollars, or the fair market value in United States dollars of the IMI Shares or other property received in such sale or other disposition, and (2) the United States Holder’s tax basis in such Canadian dollars. Any such gain or loss generally will be ordinary income from sources within the United States.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the Internal Revenue Service relating to payments made to particular United States Holders. In addition, United States Holders may be subject to a backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, or otherwise fail to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against the United States Holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

THE FOREGOING SUMMARY OF CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER WITH RESPECT TO UNITED STATES HOLDERS OF IBEX SHARES IS WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY PARTICULAR UNITED STATES HOLDER. IN ADDITION, THE FOREGOING SUMMARY DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE, OR LOCAL TAX CONSEQUENCES OF THE OFFER, NOR DOES IT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTIONS OTHER THAN THE OFFER OR ANY ASPECT OF THE OFFER NOT INVOLVING THE EXCHANGE OF THE IBEX SHARES FOR IMI SHARES OR CASH CONSIDERATION. ACCORDINGLY, EACH HOLDER OF IBEX SHARES IS STRONGLY URGED TO CONSULT WITH SUCH UNITED STATES HOLDER’S TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE OFFER TO SUCH UNITED STATES HOLDER.

16. Eligibility for Investment

In the opinion of Aird & Berlis LLP, Canadian counsel for IMI, as of the date hereof, the IMI Shares are qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act. In the opinion of such counsel, based in part on a certificate of an officer of IMI as to certain factual matters, the IMI Shares are not, on the date hereof, “foreign property” for the purposes of the tax imposed under Part XI of the Tax Act.

17. Financial Advisor, Dealer Manager and Depositary

Desjardins Securities Inc. has been retained as financial advisor to IMI. In addition, Desjardins Securities Inc. and, if required, Desjardins Securities International Inc., its U.S. affiliate, shall act as Dealer Manager in connection with the Offer. In Canada, Desjardins Securities Inc. may form a soliciting dealer group comprised of members of the Investment Dealer Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer. IMI will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including reasonable attorneys’ fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws.

IMI has also retained Equity Transfer Services Inc. to act as Depositary under the Offer for the receipt of the certificates in respect of the Ibex Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from IMI for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. IMI has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including liabilities under applicable securities laws.

18. Offerees’ Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides security holders of Ibex with, in addition to any other rights they may have at Law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such security holders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the security holder’s province or territory. Holders of Ibex Shares should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

19. Directors’ Approval

The contents of the Offer and this Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of IMI.

CONSENT OF ERNST & YOUNG LLP

To the Directors of

IMI International Medical Innovations Inc. (“IMI”)

We have read the Circular of IMI dated November 4, 2004 relating to the Offer by IMI to purchase all of the outstanding shares of Ibex Technologies Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation in the Circular of our report dated March 5, 2004 to the directors of IMI on the consolidated balance sheets as of December 31, 2003 and 2002 and the consolidated statements of loss and deficit and consolidated statements cash flows for the years ended December 31, 2003 and 2002 and the 11 month period ended December 31, 2001.

(Signed) ERNST & YOUNG LLP

Chartered Accountants

Toronto, Ontario

November 4, 2004

CONSENT OF AIRD & BERLIS LLP

To the Directors of

IMI International Medical Innovations Inc. (“IMI”)

We hereby consent to the reference to our opinion contained under “Eligibility for Investment” and the inclusion of our description of certain tax consequences of the Offer contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated November 4, 2004 made by IMI to the holders of shares of Ibex Technologies Inc.

(Signed) AIRD & BERLIS LLP

Toronto, Ontario

November 4, 2004

CONSENT OF MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO P.C.

To the Directors of

IMI International Medical Innovations Inc. (“IMI”)

We hereby consent to the inclusion of our description of certain tax consequences of the Offer contained under “Certain U.S. Income Tax Considerations” in the Circular accompanying the Offer dated November 4, 2004 made by IMI to the holders of shares of Ibex Technologies Inc.

(Signed) MINTZ, LEVIN, COHN, FERRIS,

GLOVSKY AND POPEO P.C.

November 4, 2004

APPROVAL AND CERTIFICATE

The contents of the Offer and Circular, together with the Annexes included therein, have been approved by, and the sending thereof to the Shareholders has been authorized by, the Board of Directors of IMI International Medical Innovations Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: November 4, 2004

(Signed) Dr. H.B. Brent Norton	(Signed) Ronald G. Hosking
President and Chief Executive Officer	Vice President, Finance and Chief
Financial Officer

On behalf of the Board of Directors

(Signed) Anthony F. Griffiths	(Signed) David A. Rosenkrantz
Director	Director

ANNEX A

INFORMATION CONCERNING IMI

The following information should be read in conjunction with the information concerning IMI appearing elsewhere in the Offer and the Circular and is incorporated by reference in the Offer and the Circular. All references in this Annex A to “IMI” mean IMI International Medical Innovations Inc. and its consolidated subsidiaries, or any one or more of them as the context requires. Capitalized terms not otherwise defined in this Annex A are defined under the heading “Definitions” in the Offer and “Glossary of Scientific Terms” found at the end of this Annex A.

CORPORATE STRUCTURE

IMI was originally incorporated under the CBCA on November 9, 1992. IMI was amalgamated with its wholly-owned subsidiary 2860601 Canada Inc. pursuant to the CBCA on February 1, 1999. The only material subsidiary of IMI is its wholly-owned subsidiary, IMI International Medical Innovations Inc. (Switzerland), a corporation incorporated under the laws of Switzerland. IMI’s head office and principal place of business is located at 4211 Yonge Street, Suite 615, Toronto, Ontario, Canada, M2P 2A9. IMI currently rents approximately 3,500 square feet of office space at this location and occupies laboratory facilities at McMaster University in Hamilton, Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS OF IMI

Overview

IMI is a medical device company that licenses and manages the development and commercialization of innovative predictive medicine technologies useful in a variety of medical disorders. IMI focuses its efforts on medical conditions where there is a well-defined need for tests to detect serious or life-threatening diseases, particularly cardiovascular disease and cancer, which IMI believes it can successfully develop and bring to market. By focusing on identifying better predictors of disease, IMI aims to detect people’s risk of diseases at the earliest possible stage when they can be more effectively treated, or perhaps prevented altogether.

IMI seeks out proprietary technologies that offer some evidence of efficacy in human trials and significant cost/benefit trade-offs to existing products. IMI evaluates each technology, including intellectual property assessments, and conducts market research in order to select those technologies or products that have the greatest potential. In effect, IMI invests substantially all of its funds in product and clinical development, as opposed to basic research. By investing in this phase of development, management of IMI believes that it can add value for its shareholders and avoid the more expensive and riskier research stage of the product development cycle.

After identifying and evaluating an appropriate technology, IMI purchases or in-licenses the related patents and know-how, completes the development of prototypes and defines the manufacturing protocols. Where appropriate, IMI conducts clinical trials to obtain regulatory approval and register the product for sale. At a point in the development cycle for the technology, IMI seeks to out-license its products to major diagnostic, pharmaceutical or consumer goods companies, which could be responsible for any or all of the related marketing, sales, manufacturing and distribution processes. Such out-licenses could include research and development support, upfront and milestone payments and an on-going royalty interest on the sales of these products.

IMI currently owns multiple patents for coronary artery disease (CAD) risk assessment technology, which is used to measure skin tissue cholesterol for determining an individual’s risk of CAD, and has in-licensed the technologies for tests to detect the presence of a marker intended for use in colorectal, lung and other cancers. In addition, IMI has patents pending for colour measurement in biological reactions and has a right of first refusal on certain related technologies in the predictive medicine field on research being conducted at McMaster University. IMI has also acquired the exclusive rights to a hand-held instrument and software for colour measurement for use with skin cholesterol testing in point-of-care applications. IMI believes that these innovative technologies will fulfil market needs through their ease-of-use and by contributing to cost-effective patient management.

To acquire these technologies, IMI has negotiated agreements with the inventors of the technologies with the objective of building long-term relationships and mutual cooperation. To date, IMI has acquired technology rights through a combination of equity participation by the inventors, profit sharing, royalties, up-front payments and commitments for funding ongoing product development expenses. As well, all scientific discoveries made during the course of a product’s development become property of IMI.

In October 2003, IMI received ISO 13488:1996 Quality System Certification from a Canadian Medical Device Conformity Assessment System (CMDCAS)-recognized registrar. This certification, which is now a regulatory requirement in Canada and Europe for new product license submissions, confirms that IMI meets the highest international standards for quality control and customer service.

Product Pipeline

IMI’s current pipeline of products targets four of the body’s vital components: the heart, colon, lungs and breasts:

•	Coronary Artery Disease (CAD) Risk Assessment Technology*

•	Cholesterol 1,2,3™ (cleared for sale in Canada, U.S.(CLIA-exempt) and Europe)

•	Lab-processed test (patent-pending)

•	Home test (in development)

•	ColorectAlert™

•	LungAlert™

•	Breast cancer test

*	In November 2003, IMI announced that its skin cholesterol test will be branded on behalf of IMI by McNeil as PREVU* Skin Sterol Test (“PREVU*”)

Business Strategy

Identify and Target Significant Markets with Unmet Needs

IMI focuses its efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases, which IMI believes it can successfully develop and bring to market. IMI’s products address cardiovascular disease (“CVD”) and cancer, diseases where early detection, intervention and ongoing monitoring can significantly improve patient outcomes. CVD claims the lives of 17 million people worldwide each year, and has no geographic, gender or socio-economic boundaries (World Health Organization World Health Report, 2003). Colorectal, lung and breast cancers combined kill approximately two million people annually worldwide (Globocan 2000, Cancer Incidence, Mortality and Prevalence Worldwide - International Association for Cancer Research/World Health Organization).

Ensure a Multiple Product Pipeline

IMI pursues sustained development by building and maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders. IMI continuously assesses and studies other possible applications of its technologies. In addition, IMI continues to seek out and evaluate new proprietary technologies that have undergone initial proof-of-principle tests and that offer clear cost/benefit trade-offs to products currently available.

Pursue Strategic Relationships

IMI pursues a strategy of building collaborative relationships with leading companies to conduct clinical trials and to assist with the development of its products. IMI also seeks, at the appropriate time, to out-license its products to major diagnostic, pharmaceutical or consumer goods companies, which could be responsible for any or all of the related marketing, sales, manufacturing and distribution. This strategy allows IMI to minimize the expenses and risks of large-scale product development and commercialization while helping to reduce time to market. In addition, through these relationships, IMI gains the benefit of others’ expertise, which enhances the ability of IMI to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio

Patents and other proprietary rights are essential to IMI’s business. IMI files patent applications to protect technology, inventions and improvements to technology or inventions that are considered important. Such applications may cover composition of matter, the production of active ingredients and their novel applications. IMI has acquired, by licence or assignment, rights to patents and applications filed in Canada, the U.S. and internationally. IMI also relies upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain its competitive position.

Leverage Management’s Scientific, Product Development and Commercialization Expertise

IMI is led by an experienced group of individuals with significant industry expertise in the areas of research, regulatory affairs, new product launches, sales and marketing, and finance.

BUSINESS OF IMI

Industry Overview

The Market for Disease Detection or Biomarkers

According to the United States Census Bureau, the U.S. population aged 65 and older is projected to double over the next three decades from an estimated 35.3 million in 2003. The Census Bureau projects that the 65-plus population will number 39.7 million people in 2010, 53.7 million in 2020 and 70.3 million, or 20% of the U.S. population, in 2030. The number of Americans above the age of 65 in 1940 was approximately 8.9 million.

The aging population has caused a dramatic growth in total health care spending. As a result of these increasing expenditures, cost containment strategies are being evaluated and implemented by governments and private payers around the world. Management believes that technologies that help to detect disease early and help reduce health care costs, especially if quality of care is not adversely impacted, should represent a significant market opportunity. Health care cost containment efforts are also shifting treatment focus away from hospitals to less expensive alternative care sites.

Technological advances have created more effective, easy-to-use devices that have allowed risk assessment to be moved closer to the patient. This has resulted in the earlier identification and the initiation of therapy or prevention at an earlier stage in the healthcare process. Management believes that point-of-care or self-testing is optimal because it permits immediate feedback to the patient or medical practitioner, rather than requiring additional and delayed patient contact to provide and explain results. It also reduces the need for costly return visits to the doctor and avoids the expense of specimen collection, preservation, transportation, processing and results reporting by laboratories. In some cases, hospitals, health maintenance organizations (“HMOs”), health departments and corporations view screening as an effective way to reduce overall medical costs. As a result, the use of screening and monitoring diagnostic tests for early intervention, improved treatment and monitoring is becoming an important component of managed health care. This trend toward greater use of point-of-care and self-diagnosis began in the early 1980s and is expected to continue. Examples of such tests include those for cholesterol, glucose, pregnancy, ovulation and various urine components. Management believes that the factors discussed above will lead to increases in the use of devices of the type that IMI currently intends to commercialize.

Several large companies, including Abbott Laboratories Limited, Bayer Inc., Beckman Coulter Inc., Becton Dickenson, Johnson & Johnson and Roche Diagnostics Systems, dominate the medical device and diagnostics industry. Relative to the pharmaceutical industry, product development is generally characterized by lower development costs, shorter regulatory timelines and a shorter time to market. These advantages may be offset by somewhat lower margins as compared to the pharmaceutical industry.

The Point-of-Care Market

Theta Reports estimates that in 2000 the worldwide market for total point-of-care tests performed in a professional setting was almost US$2.3 billion. In 2005, Theta projects that this market will increase to approximately US$3.8 billion. Approximately 50% of these point-of-care tests are sold in North America and approximately 25% are sold in Western Europe.

The Home Testing Market

Complementing the trend towards increased use of point-of-care diagnostics is the expanding market for self-testing and home-use diagnostic tools which are generally available at pharmacies as over-the-counter products. The growth of this market has been attributed to the following four main factors:

•	greater awareness of personal wellness and the increasing role by individuals in health maintenance;

•	a health-conscious and aging population which is placing a growing emphasis on preventative care;

•	technological advances that have improved both the ease-of-use and accuracy of diagnostic products, thereby gaining greater support from medical practitioners; and

•	availability of over-the-counter (“OTC”) products and other therapies to treat serious diseases.

According to Frost & Sullivan, an international market research and consulting firm headquartered in Mountain View, California, the combination of preventative awareness, healthcare reform and managed care has had a positive impact on the home diagnostics and monitoring products market. Frost & Sullivan expects that these new emerging diagnostic and monitoring trends will likely help to detect disease early, thereby speeding patient recovery and reducing long-term medical expenses. In the U.S., revenues from home diagnostic products and monitoring devices grew at a rate of 11.9% compounded annually from US$1.19 billion in 1994 to US$1.70 billion in 1997 (Frost & Sullivan, 1998).

Between 2002 and 2007, the global OTC market for home diagnostic testing is expected to increase by 49%, at a compound annual growth rate of 8.3% (PJP Publications Ltd., 2003). The U.S. dominates the global market for OTC diagnostic testing. In 2002, the total U.S. home testing market was valued at US$2.65 billion (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003).

Channels of Distribution

Until recently, most complex diagnostic procedures were performed in hospitals with in-house laboratories and in centralized clinical laboratories. As a result, sales and distribution efforts by manufacturers of diagnostic products have focused on such laboratories. This market has been, and continues to be, serviced almost entirely by large, integrated marketing and distribution companies. These large companies maintain strong sales and marketing departments including salespeople calling directly on physicians’ offices. However, technological advances resulting in new and/or improved product offerings are changing the market. This product innovation has allowed for expanded use of complex diagnostic products in doctors’ offices, corporate health centres and the home. The result is a greatly expanded set of potential markets with a similarly expanded set of distribution channels.

Management of IMI anticipates that several of IMI’s products will extend into these new market segments. With its initial products, IMI anticipates establishing strategic alliances with pharmaceutical, diagnostic or consumer goods companies. Such companies would ideally offer conventional distribution networks supplemented by direct selling to select markets such as work sites, community health centres, preventive care facilities or home care networks.

On May 10, 2002, IMI entered into an agreement with McNeil, a Johnson & Johnson company, for the marketing and distribution of IMI’s skin cholesterol tests for coronary artery disease in Canada. This agreement was amended on December 20, 2002 to include the laboratory field and to extend the territory for the insurance testing market to include the U.S. and Mexico.

On May 28, 2004 IMI expanded its relationship with McNeil and signed an exclusive worldwide licensing agreement for IMI’s skin cholesterol-based cardiac risk prediction tests. These products will be marketed by McNeil and its worldwide affiliates under the brand name PREVU* Skin Sterol Test. This agreement has a minimum term of 10 years. Under the financial terms of the agreement, IMI received a $3.0 million up front payment and is eligible for a series of milestone payments of up to $15.75 million (in addition to the $3.3 million from the May 10, 2002 agreement referred to above) as well as sales and royalties.

Coronary Artery Disease (CAD) Risk Assessment Technology

Cholesterol is transported in the blood by plasma lipoproteins. Four major lipoprotein classes can be identified on the basis of their physiochemical properties: chylomicrons, very low-density lipoproteins (“VLDL”), low density lipoproteins (“LDL”) and high-density lipoproteins (“HDL”).

The deposit of cholesterol onto damaged blood vessel walls results in the development of a lesion that eventually reduces both the flexibility of the afflicted blood vessel wall and the intravascular space. The resultant condition is known as an atherosclerotic plaque.

LDL fractions contain 75% of the blood cholesterol and are associated with deposits on artery walls. In contrast, HDL fractions bind to some of the cholesterol in blood and transport it to the liver where it is metabolized. Thus, in general, elevated LDL, in the absence of elevated HDL, is associated with atherosclerosis whereas elevated levels of HDL alone are associated with lower levels of disease.

Lipoprotein concentrations in the blood can change as a result of normal physiological variation, which averages about 6.1% (United States General Accounting Office: Report to the Chairman, Submitter on Investigations and Oversight, Committee on Science, Space and Technology, House of Representatives; Cholesterol Measurement - Test Accuracy and Factors that Influence Cholesterol Levels, 1994). In order to establish accurate levels, measurements are made using several blood samples taken at varying intervals after fasting. Self-administered tests can also be done using finger stick blood samples and these can be even more variable than measurements in venous samples. Although the United States National Cholesterol Education Program ATP III (the “NCEP”) experts’ panel (NCEP Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults, (Adult Treatment Panel III) 2001) recommends that all Americans over the age of 20 have their blood cholesterol measured at least once every five years, standard tests may not adequately predict the risk of cardiovascular disease.

Atherosclerotic plaque results in increased risk for:

•	coronary artery disease (“CAD”), angina pectoris and sudden cardiac death

•	stroke

•	peripheral vascular disease

Market

High cholesterol and other lipid disorders are among the world’s most widespread chronic health problems. In response to conclusive evidence relating high cholesterol to heart disease, the NCEP was launched by the United States National Institutes of Health (the “NIH”) in 1985 as part of a U.S. nationwide effort to reduce the prevalence of high blood cholesterol. The NIH recommends that the least expensive way to reduce CHD is through a public health approach that targets the entire population to reduce the major risk factors for heart disease, including cholesterol from dietary intake. Most Americans are now aware that high cholesterol levels increase their risk of having heart disease.

In 1988, the NIH issued guidelines for the screening of all adults over 20 years of age to determine total cholesterol (“TC”) levels and proposed more extensive lipid testing and treatment for those found to have high TC. In 1991, screening guidelines were expanded to include children over the age of two with a family history of high TC or CHD.

NIH guidelines provide that individuals with satisfactory TC values should have their cholesterol tested every five years, individuals with borderline high TC should have a lipid testing repeated annually, and those with high TC should have at least three lipoprotein tests conducted to confirm their values and to help their physician decide what therapy, if any, should be instituted. Individuals receiving diet or drug therapy may be re-tested every three to six months to track the effectiveness of the therapy.

Since the inception of the NCEP, the market for cholesterol and other risk assessment tests has experienced significant growth. A study in the “Morbidity and Mortality Weekly Review”, United States Center for Disease Control, September, 2000, reported that the percentage of Americans who have had their cholesterol checked jumped from 67% in 1991 to 71% in 1999. According to a 2004 report by the American Heart Association, in 2001, approximately 104 million Americans adults, representing approximately half the U.S. adult population, had elevated cholesterol levels and more than 37 million American adults had cholesterol readings over the danger level. Clinical laboratories in the U.S. now perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

The economic impact of cardiovascular disease on the U.S. health care system is growing larger as the population ages. In 2003, the total cost of heart disease and stroke was estimated at US$351 billion: US$209 billion for health care expenditures and US$142 billion for lost productivity from death and disability (National Center for Chronic Disease Prevention and Health Promotion). The total cost of heart disease and stroke in 2004 is projected to reach US$368 billion.

The Opportunity

Management of IMI believes that there is a need for a more reliable, patient-friendly and cost effective means of assessing as well as monitoring patients. Blood cholesterol tests may be highly variable in results over a series of days, relatively expensive to perform and require a blood sample from the patient. In response to this opportunity, in 1993 IMI acquired the patent rights underlying IMI’s skin cholesterol technology for the U.S., Canada and Western Europe and later expanded its intellectual property rights covering such technology. See “Business of IMI – IMI’s Cardiovascular Products - Patents”.

Skin Cholesterol Pathology

Since the mid-1960s, scientists have tried to measure skin cholesterol as a marker for cardiovascular disease, recognizing it had the potential to provide additional information about CVD risk over blood cholesterol testing. Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue. Thus, as blood vessel walls accumulate cholesterol, it is believed that skin accumulates cholesterol. This has led to the hypothesis that skin may be a better source of estimating CAD than blood. A number of studies carried out in the 1970s and early 1980s, largely in Europe, have provided evidence in support of this hypothesis. The results of these studies indicate that:

•	skin cholesterol levels were found to be higher in individuals with abnormal coronary angiograms than in those with normal coronary angiograms;

•	skin cholesterol levels were found to be elevated in individuals with hyperlipoproteinemia compared to those with normal serum lipid levels; and

•	skin cholesterol levels were elevated in individuals having coronary bypass surgery compared to age-matched healthy controls.

In most of the prior studies, skin cholesterol was estimated after extraction from tissue sample using organic solvents. Thus the nature of the sample precluded its use in general clinical practice.

IMI’s Cardiovascular Products

Cholesterol 1,2,3 is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient’s epidermis (skin) surface. The test is conducted in three minutes in two separate steps on the palm of the hand. In the first step, a chemical solution consisting of a cholesterol-binding agent and an enzyme, linked together by a synthetic copolymer, is placed on the hand for one minute. This solution binds to the skin’s cholesterol-rich surface layer. After one minute the excess solution is blotted dry, leaving only that part of the solution that is bound to epidermal cholesterol. In the second step, an indicator solution, containing a dye in a colourless form, is placed on the same area of the hand and reacts when it contacts the enzyme, which is bound to epidermal cholesterol. As a result, a colour change reaction is created. After only two minutes, a hand-held colour measurement instrument reads this reaction and produces a numerical result.

Cholesterol 1,2,3 is packaged in a 20-test kit that contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as 20 adhesive-backed pads. In addition, a patented hand-held instrument (see “Business of IMI - IMI’s Cardiovascular Products - Development History and Clinical Findings”), which connects to a computer is used to measure the colour change and provides a skin cholesterol value. The results of this test give an indication of the patient’s CHD risk.

Cholesterol 1,2,3 has a shelf life of 15 months. Management of IMI believes that this test is inexpensive to produce and will be cost competitive with current alternative tests. Cholesterol 1,2,3 could be used in physicians’ offices, laboratories, clinics and pharmacies.

To help ensure the broad market appeal and long-term commercial success of IMI’s cardiovascular franchise, IMI is adapting its technology for two new formats:

•	A lab-processed test, which is administered painlessly and rapidly at the point-of-care, without fasting, needles or blood sample required. The testing procedure samples surface skin cells from the palm of the hand using a specially designed device with medical-grade adhesive, which is then sent to a laboratory where the surface is assessed for skin cholesterol. This test, which is patent-pending, is nearing the production stage.

•	A single-use, two-minute test designed primarily for home use, is also currently in development.

Development History and Clinical Findings

Validation of the synthesis of the chemicals comprising the binding solution of Cholesterol 1,2,3 was conducted at McMaster University, Hamilton, Ontario (“McMaster”), pursuant to a research service agreement executed in April 1997, as amended in October 2000, between McMaster and IMI. IMI provides research and development sponsorship funding to McMaster, which funding commenced in November 2000 and will continue until October 31, 2005. In consideration for this sponsorship, IMI has a right of first refusal for a license on any intellectual property that is created as a result of the funding. IMI also has the right under this agreement for the use of laboratory facilities at McMaster.

From November 1997 to December 1998, IMI conducted a clinical trial at The Cleveland Clinic Foundation (the “Cleveland Clinic”), Preventive Cardiology and Rehabilitation Section, with Dr. Dennis Sprecher as principal investigator. The main objective of this primary study was to evaluate Cholesterol 1,2,3’s ability to assess the risk that a person has cardiovascular disease by:

1.	determining the relationship between skin cholesterol and serum lipid levels in 200 patients entering the preventive cardiology program; and

2.	determining the relationship between skin cholesterol and functional evidence of CAD as demonstrated by cardiac stress testing and trans-esophageal echocardiography (“TEE”) in the test population (100 patients each).

The results of the study were presented at the 31st Annual Oak Ridge Conference in San Jose, California on April 23, 1999. The data showed that skin cholesterol was an independent predictor of functional cardiovascular disease (as measured by stress test outcome).

On May 14, 1999, IMI entered into a supply agreement (the “X-Rite Agreement”) with X-Rite, Inc. (“X-Rite”), a Michigan based corporation, under which X-Rite agreed to develop and supply IMI with a hand-held instrument (the “X-Rite Instrument”) and related software for skin cholesterol testing in a professional setting. The X-Rite Instrument measures the colour of the reagents on the palm of the hand and provides a quantitative skin cholesterol result.

Pursuant to the terms of the X-Rite Agreement, IMI has agreed to purchase all of IMI’s worldwide requirements for colour measuring devices and related software for use by IMI in marketing and selling Cholesterol 1,2,3 Systems (defined in the agreement as the product or system combining the use of Cholesterol 1,2,3 and the X-Rite Instrument) in point-of-care applications applied under the direction or supervision of medical practitioners and clinicians. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the material breach by the other party or, at the option of X-Rite, if a certain minimum number of Cholesterol 1,2,3 Systems are not purchased. Further, under specific conditions, IMI may be required to make certain payments to X-Rite if less than a minimum number of X-Rite Instruments have been purchased by IMI during a specified period following FDA approval of Cholesterol 1,2,3. Other than for purchases of X-Rite Instruments in the ordinary course of business, IMI has not paid X-Rite any amounts under the X-Rite Agreement to date.

A second study, conducted at the Cleveland Clinic, was designed to determine the ability of Cholesterol 1,2,3 to serially monitor 50 patients starting lipid-lowering medications and to test each patient’s ability to self-test. The interim results of this study were presented at the annual meeting of The American Association of Clinical Chemistry (“AACC”) in New Orleans on July 27, 1999. This data suggested that non-invasive determination of skin cholesterol levels might have utility in monitoring response to cholesterol-lowering medications.

A follow-on clinical study to determine the effectiveness of measuring skin cholesterol levels to assess CAD was undertaken at The Canadian Heart Research Centre, The Trillium Health Centre and the Cleveland Clinic, with Dr. Dennis Sprecher acting as the principal investigator. The study measured skin cholesterol levels in 649 patients with the resulting values being compared to angiography. Interim results were presented at the American Heart Association’s (“AHA”) Scientific Sessions, New Orleans in November 2000. Further results were presented at the AHA’s Arteriosclerosis, Thrombosis, and Vascular Biology Meeting, in Salt Lake City, in April 2002. The study demonstrated that skin cholesterol was independently associated with the presence and extent of CAD as determined by angiography, the gold standard for diagnosis of CAD.

In addition, a clinical trial was completed in April 2001 at St. Paul’s Hospital at the University of British Columbia, Vancouver, British Columbia, comparing skin cholesterol measurements to other measures of CAD risk, including carotid sonography, flow-mediated brachial vasoactivity, and serum markers from this trial, published in the June 2002 issue of the American Journal of Cardiology. The results showed that skin cholesterol was correlated with Framingham global risk and inflammatory markers, notably ICAM-1.

In March 2002, Cholesterol 1,2,3 was added to the Johns Hopkins site of the Multi-Ethnic Study of Atherosclerosis (“MESA”), a 6,500 patient multi-site clinical trial. The eight-year prospective MESA trial will examine a variety of methods, including skin cholesterol, for identifying sub-clinical disease (disease with no overt symptoms) in a diverse patient population of Caucasians, African Americans, Hispanics and Asians. Initial study findings were presented at the American Heart Association 2003 annual meeting. In the skin cholesterol study cohort, 222 adults with no known cardiovascular disease were tested. Skin cholesterol levels correlated with the presence and extent of coronary artery calcification, a risk marker for CAD.

In August 2003, Cholesterol 1,2,3, was added to AtheroGenics, Inc.’s Aggressive Reduction of Inflammation Stops Events (“ARISE”) multi-site phase III trial, being conducted at up to 180 sites in the U.S., Canada, United Kingdom and South Africa. The collected data will quantify the relationship between skin cholesterol and primary cardiovascular events (e.g., heart attacks, strokes), AtheroGenics’ AGI-1067 drug, and other risk factors, including serum lipids and patient demographics. The trial will provide valuable primary-event data and broad exposure of Cholesterol 1,2,3 to leading cardiologists and cardiac centers around the world.

In addition to the Cholesterol 1,2,3 product, IMI is advancing development of laboratory-processed and consumer formats of the skin cholesterol test and has commenced pilot studies on prototype tests.

The following table summarizes the development and clinical evaluations of IMI’s skin cholesterol test to date:

Stage of Development	• Professional test approved for sale in U.S., Canada, Europe • Lab-processed test in clinical trials • Consumer (home) test in development

Key Completed Studies

1.      Stress test study

•      Skin cholesterol values correlated with result of coronary stress test

2.      Angiography study

•      Skin cholesterol values correlate with presence and extent of CAD

•      Skin cholesterol is a new, independent risk factor for CAD that provides new information about CVD

3.      Inflammatory markers study

•      Skin cholesterol correlates with inflammatory markers for CAD, including ICAM-1

•      Skin cholesterol correlates with Framingham global risk score

4.      Response to therapy study (The Cleveland Clinic Foundation)

•      Skin cholesterol changes may have value in monitoring response to cholesterol-lowering drug therapy

5.      Pediatric skin cholesterol study (St. Joseph’s Healthcare)

•      Skin cholesterol can be reliably measured in children

6.      MESA (Multi-Ethnic Study of Atherosclerosis) (National Heart, Lung and Blood Institute U.S.)

•      Skin cholesterol correlates with presence of coronary artery calcification

•      Skin cholesterol can provide useful index of subclinical (hidden) cardiovascular disease

Current/Planned Studies

1.      ARISE (Aggressive Reduction of Inflammation Stops Events) (AtheroGenics, Inc.)

•      Being conducted at up to 180 cardiac centers in Canada, U.S., U.K. and South Africa

2.      Framingham study (The Cleveland Clinic Foundation)

•      To acquire additional data relative to Framingham global risk score

3.      Statin compliance (The Cleveland Clinic Foundation)

•      Determine whether skin cholesterol can be used to measure compliance with therapy

4.      WAVE (Canadian Institute for Health Research)

•      Determine skin cholesterol correlations with significant cardiac events in high-risk patients

5.      Carotid IMT and skin cholesterol levels (University of Wisconsin)

•      Determine if skin cholesterol will predict carotid IMT in patients without history of stroke coronary heart disease

6.      Additional studies in progress

Regulatory Clearance

In January 2001, regulatory clearance was granted by the HPB for sale of Cholesterol 1,2,3 in Canada for risk assessment of coronary artery disease.

In June 2002, IMI received FDA clearance for sale of Cholesterol 1,2,3 in the U.S as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel coronary artery disease (>50% stenosis in >1 vessel as diagnosed by coronary angiography) where further diagnostic evaluation is being considered. Test results, when considered in conjunction with clinical evaluation, blood cholesterol tests and other risk factors identified for coronary artery disease, will aid the physician in focusing diagnostic and patient management options.

On September 5, 2002, IMI CE-marked Cholesterol 1,2,3, enabling IMI to sell this product in Europe as part of a risk assessment for coronary artery disease. The product was registered with the Competent Authority in the U.K. Registrations with Competent Authorities of other European Union Member States are can follow after translation of the labelling for Cholesterol 1,2,3 in their respective languages has been completed.

Marketing and Distribution

IMI signed an agreement with McNeil (“McNeil”) in May 2002 (and amended in December 2002) to market and distribute IMI’s skin cholesterol-based cardiac risk prediction systems such as Cholesterol 1,2,3 in Canada and in the insurance testing field in the U.S. and Mexico.

The amended agreement provides McNeil with exclusive rights, in these fields and in this territory, to the present and future versions of IMI’s skin cholesterol tests, which are being jointly developed by McNeil and IMI. The agreement has a 15-year term and requires McNeil to purchase IMI’s skin cholesterol-based tests and pay ongoing royalties to IMI on sales, in addition to a series of milestone payments, which will be based on the licensed products. IMI may terminate this agreement if certain minimum levels of sales of the skin cholesterol test are not met.

On May 28, 2004, IMI expanded its relationship with McNeil and signed an exclusive worldwide licensing agreement for IMI’s skin cholesterol-based cardiac risk prediction tests. These products will be marketed by McNeil and its worldwide affiliates under the brand name PREVU* Skin Sterol Test. This agreement has a minimum term of 10 years. Under the financial terms of the agreement, IMI received a $3.0 million up front payment and is eligible to receive a series of milestone payments of up to $15.75 million in addition to sales and royalties. Since future royalty rates, royalties and milestone payments under this agreement are based on specific sales targets, IMI is unable at this time to accurately predict the aggregate future payments that could be received under this agreement.

Patents

IMI has obtained patents that cover the chemical formulations for the reagents employed in skin cholesterol testing as well as a method of using the same reagents for the visual indication of cholesterol on skin surface. A Canadian patent was granted in June 1995, two U.S. patents were granted in February 1996 and December 1996 and a patent covering most of Western Europe was granted in 1996. In December 1995, an international patent application was filed under the Patent Cooperation Treaty covering a multi-layer, analytical element for use in conjunction with Cholesterol 1,2,3. To date, IMI has received a positive response from the International Preliminary Examining Authority with respect to the patentability of such an analytical element, and, in fact, a patent was granted in both Australia and Korea in 1999.

In May 1998, IMI acquired the worldwide patent rights for a method for determining skin cholesterol through the use of biosensor devices. In April 2002, IMI was granted this patent in the U.S. It is currently pending in Europe, Canada and Japan. IMI has filed a patent with regards to the use of spectrophotometric measurement in colour-based biochemical and immunological assays. This patent was filed on a worldwide basis. See “Business of IMI - Patent and Proprietary Protection”.

In 2003, IMI received a new patent in the U.S. titled “Multi-layer Analytical Elements”, which further protects the technology. In April 2004, IMI filed a patent application for its lab-processed skin cholesterol test with the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office.

In August 2004, IMI learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office for failure to pay maintenance fees. The failure to pay these fees appears to have occurred during the period when management of the files was being transferred between two separate patent agents. IMI and its agents have filed a petition for reinstatement of the patents. The process of reinstating the affected U.S. patents could take several months, and there is no assurance that they will be successful in having the patents reinstated.

Trade-marks

IMI filed a trademark application on February 22, 2000 with respect to Cholesterol 1,2,3 with the U.S. Patent and Trademark Office. IMI received the Notice of Allowance on January 31, 2003. The Cholesterol 1,2,3 trademark has been granted in Canada as well as in Europe. As the licensed manufacturer of the PREVU POC Test in Canada, IMI is required to hold the registered trademark. As a result, IMI applied for and received a Notice of Allowance in August 2004 for the PREVU trademark in Canada.

Competition

The measurement of cholesterol is currently conducted through blood-based analysis. IMI is not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol. IMI is aware that research has been undertaken using other testing approaches that employ body fluids, such as saliva and tears. The stage of development of such approaches is unknown. See “Risk Factors”.

The cholesterol testing market can be divided into three distinct segments: (i) the point-of-care segment; (ii) the clinical laboratory setting; and (iii) the home use segment. Currently, the majority of cholesterol testing is performed in a clinical setting, which includes hospital-based and independent laboratories. These facilities employ sophisticated multi-test analyzers, which perform a wide range of blood-based diagnostic tests. These analyzers are manufactured by companies such as Beckman Coulter, Ortho Clinical Diagnostics, Roche Diagnostics Systems, Abbott Laboratories Limited and Bayer, Inc. They must be operated by skilled technicians, and, for certain tests, the pre-treatment of the blood samples is required.

In the point-of-care market, desktop analyzers have been developed, offering a more limited range of tests than clinical analyzers. These devices offer ease-of-use and immediacy of results as primary advantages over clinical analyzers, which are usually distantly located from the patient. These point-of-care tests are all invasive, requiring, at a minimum, a lancet puncture to the finger for blood to conduct the test. Some of the firms involved in the development or marketing of such products include Roche Diagnostics Systems, Lifestream Technologies, Inc. and Cholestech Corporation. Another U.S.-based company, Chematics, Inc., is marketing a point-of-care, three-minute blood-based test that is available on a mail-order basis. IMI believes that its skin cholesterol tests will compete effectively in the point-of-care and laboratory-testing markets based on a combination of accuracy, ease-of-use, non-invasive, immediacy of results and cost effectiveness. Management of IMI believes that if the results of the clinical trials confirm the results of the earlier studies, any resulting papers or presentations could play an important role in enhancing the endorsement and adoption of skin cholesterol testing by the medical community.

Key Markets

IMI envisions the following markets or marketing strategies for its skin cholesterol technologies:

•	Physician’s office. The non-invasive, cost effective and easy-to-use skin cholesterol test is suitable for use in the physician’s office for risk assessment and, perhaps, monitoring applications providing the clinician valuable additional data in an overall patient workup for CAD risk.

•	Pharmacy market. Tests may be offered through retail pharmacies to consumers. As well, pharmaceutical companies might be interested in using or co-marketing the tests at the pharmacy level as a means of encouraging individuals to see their doctors for cholesterol lowering drug therapies. (IMI is currently developing this format.)

•	Screening for insurance risk assessment. The market for insurance testing represents a significant opportunity for IMI’s predictive heart disease test throughout North America. Millions of insurance policies are granted every year without the benefit of a cardiovascular disease assessment. In 2002, Americans purchased US$2.9 trillion of new life insurance coverage.

•	Home testing market. Tests could be purchased by individuals in a retail pharmacy and self-administered at home to test and monitor skin cholesterol levels. The U.S. cholesterol self-test market is projected to grow from about US$30 million in 2003 to just under US$150 million in 2007, driven largely by the introduction of non-invasive measurement products. (Greystone Associates, Cholesterol Monitoring: Self-Testing Markets and Opportunities, 2003)

•	Monitoring for drug and dietary therapy. Given the ease of use of skin cholesterol testing, the test may be used to monitor the progress of therapy. Thus, pharmaceutical companies may be interested in using or co-marketing this test to ensure patient compliance. (IMI’s skin cholesterol test is not yet cleared for this use.)

Colorectal Cancer Tests (ColorectAlert and ColoPath)

Pathology

Colon and rectal cancer is the third most prevalent cancer in North America and the second most common cause of death due to cancer. Colorectal cancer begins as a benign polyp that subsequently evolves into a malignant lesion. The cancer becomes invasive when it penetrates the wall of the colon or rectum. Spread may be by lymphatics or blood vessels and occasionally along nerves. Untreated colorectal cancer leads to death.

Colon and rectal cancer is staged by imaging and biopsy studies. According to the Duke’s Classification Method, colorectal cancer is categorized into four groups:

Stage A:	tumor is limited to the wall of the colon or rectum

Stage B:	tumor has extended to the extracolonic or extrarectal tissue but there is no involvement of regional lymph nodes

Stage C:	tumor has spread to regional lymph nodes

Stage D:	tumor has spread to distant organs

Early stage disease is not associated with symptoms and about 60% of all cases have spread beyond the colon or rectum (Stages C and D) at the time of diagnosis. Common symptoms associated with later stage disease include blood in the stool, abdominal pain, change in bowel habits and unexplained weight loss. Surgery is the treatment of choice for early stage disease and surgery, chemotherapy and/or radiotherapy may be used to alleviate symptoms in later stage disease. Overall, 50% of the surgically treated patients are cured with early surgical intervention.

Colorectal Cancer Screening

In the absence of effective treatment for advanced stage disease, screening is important. Screening must identify early stage disease in asymptomatic individuals in order to be effective. According to the Colorectal Cancer Association of Canada, when detected early, colorectal cancer has a 90% cure rate. The American Cancer Society recommends screening for colorectal cancer beginning at age 50. It is recommended that both men and women should follow one of the following five testing schedules:

•	yearly fecal occult blood test (“FOBT”)*

•	flexible sigmoidoscopy every five years

•	yearly FOBT* plus flexible sigmoidoscopy every five years**

•	double contrast barium enema every five years

•	colonoscopy every ten years

*	For FOBT, the take-home multiple sample method should be used.
**	The combination of FOBT and flexible sigmoidoscopy is preferred over either of these two tests alone.

Market

The American Cancer Society projects that in 2004 there will be an estimated 146,940 new cases of colorectal cancer in the U.S. and more than 56,730 deaths (accounting for 10% of all cancer deaths) resulting from the disease. This relatively high mortality rate is due in part to the lack of accurate screening tests for the early detection of the disease (American Cancer Society, Cancer Facts and Figures 2004). The primary risk factor for colorectal cancer is age, with more than 90% of cases diagnosed in individuals over the age of 50.

On average, 13 person years of life are lost for each colorectal cancer death. In addition, treatments such as surgery, colostomies, chemotherapy and radiotherapy can also produce significant illness. Early detection of cancer is a high priority given the high cost of treatment and the costs associated with the premature death. The most prevalent test is FOBT but many patients and professionals generally do not want to perform the test because it involves smearing stool samples on a slide and because the test has relatively poor predictive values. Only 38% of colorectal cancers are discovered at an early, localized stage (American Cancer Society).

The Opportunity

IMI’s rectal mucus test (“ColorectAlert”) is a patented technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions. Dr. A.K.M. Shamsuddin (the “ColorectAlert Inventor”) of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine. Pursuant to agreements (the “ColorectAlert Licence Agreement”) dated March 27, 1998, May 1, 1998 and October 23, 2001 between IMI and the ColorectAlert Inventor, IMI acquired a licence for all diagnostic applications and products which incorporate or make use of this technology as well as the licence for the two existing U.S. patents and one Japanese patent. Pursuant to the terms of the ColorectAlert Licence Agreements, IMI is required to make payments upon achieving certain milestones leading up to FDA clearance of this test, and royalty payments based on revenues from sales of this technology. The ColorectAlert Licence Agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

A second colorectal cancer test, ColoPath, is a patented technology that detects another marker believed to be associated with cancer of the colon or rectum. The technology was developed by Procyon BioPharma Inc. (“Procyon”). IMI entered into an agreement with Procyon dated March 19, 2001, as amended, (the “Procyon License Agreement”) whereby IMI licensed the intellectual property, including patent rights and trademarks of ColoPath and has the right to develop, manufacture, market and distribute the ColoPath technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by IMI. Procyon is entitled to payments based on the completion of milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests. The Procyon Licence Agreement does not have a fixed termination date.

The Technologies

The ColorectAlert test detects the presence of a specific sugar in the rectal mucus of individuals who may have colorectal cancer or, potentially, precancerous polyps. This sugar is detected by a chemical reaction performed on a specimen placed on a test membrane following routine digital rectal examinations and does not require a blood sample. The same technology is being adapted for the detection of lung cancer and breast cancer, and could potentially be adapted for the detection of additional cancers.

ColoPath is a similar assay to ColorectAlert and is being evaluated in conjunction with the ColorectAlert test.

Development History and Clinical Findings

IMI has conducted clinical trials to validate the ColorectAlert Inventor’s data that had been collected on a few thousand patients. In accordance with a sponsored research agreement (the “St. Michael’s Agreement”) dated November 30, 1998, IMI completed a prospective clinical trial in December 1999 at St. Michael’s Hospital (“St. Michael’s”), Wellesley Central Site, Toronto, Ontario, with Dr. N. Marcon as principal investigator. The clinical trial examined ColorectAlert to determine its added benefit, relative to FOBT and CEA, for the early diagnosis of colorectal cancer and precancerous polyps in high-risk patients. A total of 600 patients were tested over a 12-month period. The results of the trial indicated that ColorectAlert was equally sensitive and more specific, on its own, than FOBT testing in these patients. These results were presented at the Digestive Disease Week Meeting held on May 22, 2000 in San Diego, California.

Two clinical trials involving 1,250 patients were completed in 2002 at St. Michael’s Hospital, Toronto to evaluate ColoPath and to determine the reproducibility of ColorectAlert as well as to determine the effectiveness of ColorectAlert in an unprepared bowel.

In the first study, 750 patients provided two samples each that were processed in separate labs at different times to demonstrate that ColorectAlert results are reproducible and consistent. All patients also underwent a colonoscopy, allowing for further correlation between ColorectAlert values and colonoscopy results. All of the patients in the study were scheduled for colonoscopy, but for various reasons such as having symptoms or a family history of the disease, or as a result of screening. The second study examined 500 patients scheduled for colonoscopy, and took two samples from each patient. The first sample was taken prior to bowel cleansing and the second was taken after cleansing to determine the effect of cleansing on ColorectAlert results.

The combined results of these studies, which were presented at the American Association for Cancer Research (“AACR”) meeting in Washington D.C. in 2003, showed that the ColorectAlert test result was correlated with the presence of colorectal cancer, including Duke’s Stage A and B disease.

These results support management’s belief that the test undergoing trials could lead to earlier detection of cancer and greater accuracy in diagnosis.

Patents

IMI acquired the rights to two U.S. patents and one Japanese patent for ColorectAlert as well as the rights to worldwide granted patents for ColoPath. A patent involving the spectrophotometric measurement of colour-based biochemical and immunological assays has been filed, on a worldwide basis, and is applicable to these technologies. In April 2004, IMI received notice that the Japan Patent Office granted IMI’s patent application for a screening test for the early detection of colorectal neoplasia. This extends IMI’s patent coverage in Japan while complementing IMI’s existing intellectual property related to ColorectAlert.

Competition

FOBT is the most frequently used screening method for colorectal cancer. Although FOBT has been found to reduce death due to eventual cancer, the test does have limitations due to its relatively low levels of sensitivity.

FOBT has sensitivity of approximately 50% for cancer (Clinical Database “Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?”, April 6, 1998) and a positive predictive value of 2%-17% (“Fecal Occult Blood Testing for Colorectal Cancer, Can We Afford to do This?” Alquist, D.A. Gastroenterol Clin. North. Am., 1997). This predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies. In addition, compliance with fecal occult blood testing procedures (e.g. dietary restrictions) is estimated to be only 35-50% (Clinical Database, April 16, 1998). IMI believes that many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have an improved test.

Double contrast barium enema has a low sensitivity for detecting cancer. The National Polyp Study found that double contrast barium enema detected only 48% of adenomas greater than 1 cm (“How do I Screen for Colorectal Cancer?” Ross, T.M. The Canadian Journal of Diagnostics, October 2003).

Sigmoidoscopy examines the lower colon and is expensive (US$100-US$200/test), may cause complications (bowel perforations) and is not well accepted by the patient. Sensitivity varies with the type of instrument and the skill of the physician. The best reported values are 40-65%.

Colonoscopy is the most effective test for detecting cancerous and precancerous polyps, as the entire colon can be visualized. However, the use of colonoscopy as a screening technology is extremely limited due to the fact that it is a very invasive and expensive procedure.

Virtual colonoscopy can be done quickly, with no sedation, and at a lower cost than colonoscopy; however, it is not currently included among the tests recommended by the American Cancer Society for early detection of colorectal cancer. At this time there is not solid scientific evidence that it is as effective at finding early cancers compared with currently recommended screening tests.

Management of IMI is aware of other diagnostic tests under development that may be useful for the detection of all colorectal pathology and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products include Enterix Inc., EXACT Sciences Corporation and E-Z-EM Inc.

Key Markets

The ColorectAlert test, following the appropriate regulatory clearance, could be used in the laboratory and, potentially, physicians’ offices. Theta estimates that the global market for all cancer detection products, including mammography, was US$2.0 billion in 1999, growing to US$2.8 billion in 2005. The U.S. market is estimated to be 36% of the total worldwide market and is expected to grow at 15% until 2005. The Japanese market is second largest at 26% of the global market and is estimated to grow at 18% until 2005 (Theta Reports, High Growth Diagnostic Markets, Report No 1045, September 2000).

Lung Cancer Test (LungAlert)

Pathology

Lung cancer is the number one cause of cancer-related death for both men and women in North America. In the majority of cases, lung cancer begins in the lining of the bronchi and slowly moves down to the lungs. Initially the cancer does not cause a solid mass tumor and results in few or no symptoms. More than 85% of lung cancer cases can be directly or partly attributed to smoking (American Lung Association).

There are two main types of lung cancer, Small Cell Lung Cancer (“SCLC”) and Non-Small Cell Lung Cancer (“NSCLC”). SCLC can be further subdivided into two stages, limited stage and extensive stage. In limited stage, the tumor is confined to its original area and has not spread to other parts of the body. In extensive stage lung cancer, the tumor has metastasized.

NSCLC is classified under three subgroups and assigned to one of four stages. The subgroups are:

Squamous cell carcinoma:	Always associated with smoking. Usually starts in bronchi.

Adenocarcinoma:	Begins in mucus glands usually near the periphery of the lung.

Large-cell undifferentiated	May appear in any part of the lung. Tends to grow and spread quickly.

Lung cancer stages are:

T1:	Tumor is smaller than 3 cm and has not spread to the main branches of the bronchus.

T2:	Tumor is larger than 3 cm. Cancer has spread to the main bronchus. Cancer partially clogs airway but does not cause pneumonia.

T3:	Tumor has spread to the chest wall and/or the diaphragm. The cancer is within 2 cm of the trachea. One or both lungs collapse.

T4:	Metastatic spread. Two or more tumor modules are present in the same lobe with malignant pleural effusion.

Common symptoms of advancing lung cancer include an excessive cough, worsening breathlessness, weight loss and fatigue.

Lung Cancer Screening

Lung cancer screening is not currently conducted in any country, with the exception of Japan, due to the poor health economic results of previous screening initiatives. The Japanese government covers costs relating to an annual X-ray and sputum cytology for those in the “high risk” category. This group is defined as individuals over the age of 45 and who have been heavy smokers for the past 20 years or longer.

Although a number of tests are available, they cannot be used cost effectively to identify lung cancer in the early stages. Since the determination of stage has important therapeutic and prognostic implications, careful initial diagnostic evaluation defining the location and extent of primary tumor is critical for the appropriate care of the individual. In the absence of an effective treatment for advanced stage disease, management believes that early detection for lung cancer is critical. To be effective, screening must accurately identify early stage disease in asymptomatic individuals. Screening must also be cost effective and socially acceptable to ensure compliance. Management is aware of five diagnostic options available to screen for lung cancer: X-rays, conventional sputum cytology, spiral CT, Positron Emission Tomography and bronchoscopy.

1.	An X-ray is a simple and safe procedure that is relatively ineffective. Less than 40% of all lung cancers can be detected by this screening method.

2.	Conventional Sputum Cytology has been used for over 50 years; however it is the least sensitive and only able to identify 20% of lung cancer cases.

3.	Spiral CT has been hailed as the technology that holds the greatest promise for cost effectively screening for lung cancer. Although it holds the ability to detect approximately 70% of lung cancers, it has a high cost which translates into $300-$600 per test.

4.	Positron Emission Tomography is the most accurate screening test available at over 90% sensitivity. Since it is extremely expensive at $2,500 per patient, widespread use would be unfeasible.

5.	Bronchoscopy is used as a final diagnostic option prior to surgery. It is highly invasive and results in a 0.2% mortality rate with the majority of patients unable to return to daily routines for several weeks or months.

Market

According to the American Cancer Society, in the U.S. in 2004 there will be an estimated 173,770 new cases of lung cancer and an estimated 160,440 lung cancer deaths, representing 28% of all cancer deaths (American Cancer Society, Cancer Facts and Figures, 2004). Lung cancer causes more deaths in both North American men and women than any other cancer. Only 16% of lung cancers are diagnosed at an early, localized stage (American Cancer Society). Management believes that this fact alone demonstrates the need for an effective early screening test for lung cancer.

The Opportunity

LungAlert is based on a modified version of the ColorectAlert technology, using a sputum sample instead of a rectal mucus sample. See “Business of IMI - Colorectal Cancer Tests - The Opportunity” for licensing and technology information.

Development History and Clinical Findings

IMI has developed a prototype of the LungAlert technology suitable for clinical evaluation. IMI undertook a pilot study to determine if the ColorectAlert technology could be used as a screening test for lung cancer. Seventy-six patients were tested, consisting of 24 healthy volunteers, 29 individuals with benign lung disease, and 23 individuals with lung cancer. The study showed a sensitivity of 87% and a specificity of 76%. These results were presented at the American Thoracic Society (“ATS”) Meeting in May 2001, and were also published in the Journal of Clinical Ligand Assay Society in the spring of 2002.

In accordance with a sponsored research agreement (the “St. Joseph’s Agreement”) dated January 25, 2002, IMI began a prospective clinical trial involving 500 patients at St. Joseph’s Hospital (“St. Joseph”) and McMaster University, Hamilton, Ontario with Dr. P. Gerard Cox and Dr. John Miller as principal investigators. The clinical trial is designed to determine LungAlert values in individuals with lung cancer, in individuals with benign lung disease, and in healthy smokers. An abstract based on interim data was accepted by the American Association For Cancer Research (“AACR”) and published in April 2003 showing that LungAlert detected 57% of early-stage lung cancer and had an overall sensitivity of 65% and specificity of 94%. Further findings from this study were presented in May 2004 at the American Thoracic Society International Conference, a premier global forum for physicians.

In October 2003, IMI announced that LungAlert was included in the National Cancer Institute’s International Early Lung Cancer Action Program (“I-ELCAP”). I-ELCAP is a major international study on lung cancer screening, taking place at more than 20 sites around the world. LungAlert has been integrated into a sub-study of I-ELCAP at the lead Canadian site at the Princess Margaret Hospital/University Health Network in Toronto, Ontario, led by principal investigator Dr. Heidi Roberts.

As part of the study, 1,000 high-risk patients are undergoing low-dose computed tomography (CT scan) twice: once at baseline and once at a one-year follow-up. Patients will also be tested with LungAlert at these times. Data from the study will help determine the ability of LungAlert to detect cancers among a high-risk population, and will also provide data on the relationship between LungAlert values and the stage and location of cancer.

Patents

Patent coverage for LungAlert is the same as patent coverage for ColorectAlert. See “Business of IMI - Colorectal Cancer Tests – Patents”.

Competition

To IMI’s knowledge, there are no FDA-approved tumor markers for lung cancer, although several are believed to be in development.

Several tests for lung cancer exist but due to their low ability to detect cancer, or their high cost, management believes that they are not suitable for cancer screening.

Management of IMI is aware of other diagnostic tests under development that may be useful for the detection of lung cancer and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products are Biomoda Inc. and Xillix Technologies Corp.

Key Markets

The LungAlert test may be suitable for use in both the laboratory and potentially the physician’s office with the appropriate regulatory clearance for each use. The initial target population are smokers and former smokers as smoking causes more than 85% of lung cancer cases (American Lung Association).

Breast Cancer Test

Pathology

Breast cancer is the most common cancer among women, other than skin cancer. It is the second leading cause of cancer death in women, after lung cancer. (American Cancer Society)

Breast cancer may be non-invasive or invasive. The most common type of non-invasive breast cancer is ductal carcinoma in situ, which is confined to the lining of the breast ducts. The most common type of invasive breast cancer is infiltrating ductal carcinoma (“IDC”), which starts in a milk passage or duct, breaks through the wall of the duct, and invades the fatty tissue of the breast. IDC accounts for about 80% of invasive breast cancer (American Cancer Society).

Breast cancer is categorized into the following stages:

Stage 0: Non-invasive carcinoma

Stage I: The tumor is no more than about an inch across and cancer cells have not spread beyond the breast.

Stage II:

•	Tumor in the breast is less than 1 inch across and the cancer has spread to the lymph nodes under the arm; or

•	Tumor is between 1 and 2 inches (with or without spread to the lymph nodes under the arm); or

•	Tumor is larger than 2 inches but has not spread to the lymph nodes under the arm.

Stage III:

•	Tumor in the breast is large (more than 2 inches across) and the cancer has spread to the underarm lymph nodes; or

•	Cancer is extensive in the underarm lymph nodes; or

•	Cancer has spread to lymph nodes near the breastbone or to other tissues near the breast.

Stage IV: Metastatic cancer

Common symptoms of breast cancer include a swelling of part of the breast, skin irritation or dimpling, nipple pain or redness, nipple discharge or a lump in the underarm area. However, early stage breast cancer frequently has no symptoms.

Breast Cancer Screening

American Cancer Society guidelines for the early detection of breast cancer recommend an annual mammogram for women age 40 and older and a clinical breast examination (“CBE”) for women in their 20s and 30s every three years and annually for women in their 40s. Breast self-examination may also help to detect changes in the breast.

Market

About 215,990 women in the U.S. are expected to be diagnosed with have invasive breast cancer in 2004, and about 40,110 women will die from the disease (American Cancer Society, Cancer Facts and Figures, 2004). There are slightly over 2 million women living in the U.S. who have been treated for breast cancer. Breast cancer is the leading cause of death in women between the ages of 40 and 55 (U.S. National Breast Cancer Foundation). When breast cancer is found early, the five-year survival rate is 96%.

The incidence of breast cancer is very low for women in their 20s, gradually increases and plateaus at the age of 45 and increases dramatically after 50. Fifty percent of breast cancer is diagnosed in women over 65, which indicates the ongoing necessity of annual screening.

The Opportunity

IMI’s breast cancer test is based on a modified version of the ColorectAlert and LungAlert technology but uses a sample of nipple-aspirate fluid, which is derived from the mammary ducts and expressed through the nipple.

Development History and Clinical Findings

IMI has developed a prototype of the breast cancer test suitable for clinical evaluation. IMI has tested a small number of samples (100) in a pilot study at the University of Texas M.D. Anderson Cancer Center. This study demonstrated the ability of the test to distinguish between cancerous and non-cancerous breast samples. This research was accepted for presentation at the American Association for Cancer Research meeting in 2003 and was published in the Proceedings of the AACR in April 2003 and in the American Cancer Society Journal, Cancer, in July 2004.

IMI is working to expand clinical data through larger studies.

Patents

Patent coverage for the breast cancer test is the same as patent coverage for ColorectAlert and LungAlert. See “Business of IMI – Colorectal Cancer Tests – Patents”.

Key Markets

The breast cancer test, following the appropriate regulatory clearance, could be used in physicians’ offices as part of risk assessment for breast cancer.

Other Product Development Programs

To date, IMI has identified a number of other technologies for evaluation. IMI is currently assessing likely proprietary position and market potential for some of these technologies as well as evaluating the technological and regulatory obstacles that must be overcome with each program.

Patent and Proprietary Protection

IMI seeks to acquire processes and/or products or acquire licences for processes and/or products, which have existing proprietary protection. If patents have not yet been issued on a technology, IMI will review the patent applications, if any, and examine the patentability of the technology in question. In some cases, IMI may actually file patent applications for technologies that it owns or in respect of which it has acquired a licence and then further developed. Such applications may cover composition of matter, the production of active ingredients and their novel applications. IMI has acquired, by licence or assignment, rights in patents and applications filed in Canada, the U.S. and internationally.

IMI retains independent patent counsel where appropriate. Management of IMI believes that the use of outside patent specialists ensures prompt filing of patent applications as well as the ability to access specialists in various areas of patents and patent law to ensure complete patent filing.

Patent positions can be uncertain and involve many complex legal, scientific and factual questions. While IMI intends to protect its valuable proprietary information and believes that certain of its information is novel and patentable, there can be no assurance that: (i) any patent application owned by or licensed to IMI will be approved in all countries; (ii) proceedings will not be commenced seeking to challenge IMI patent rights or that such challenges will not be successful; (iii) proceedings taken against a third party for infringement of patent rights will be successful; (iv) processes or products of IMI will not infringe upon the patents of third parties; or (v) the scope of patents issued to or licensed by IMI will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any litigation may affect IMI’s efforts to develop, manufacture or market products. The cost of litigation to uphold the validity and prevent infringement of the patents owned by or licensed to IMI may be significant.

Issues may arise with respect to claims of others to rights in the patents or patent applications owned by or licensed to IMI. As the industry expands, and more patents are issued, the risk increases that IMI’s processes and products may give rise to claims that they infringe the patents of others. Actions could be brought against IMI or its commercial partners claiming damages or an accounting of profits and seeking to enjoin them from clinically testing, manufacturing and marketing the affected product or process. If any such action were successful, in addition to any potential liability for damages, IMI or its commercial partners could be required to obtain a licence in order to continue to manufacture or market the affected product or use the affected process. There can be no assurance that IMI or its commercial partners could prevail in any such action or that any licence required under any such patent would be made available or, if available, would be available on acceptable terms. If no licence is available, IMI’s ability to commercialize its products may be negatively affected. There may be significant litigation in the industry regarding patents and other intellectual property rights and such litigation could consume substantial resources. If required, IMI may seek to negotiate licences under competitive or blocking patents that it believes are required for it to commercialize its products.

Although the scope of patent protection ultimately afforded by the patents and patent applications owned by or licensed to IMI is difficult to quantify, management of IMI believes that such patents will afford adequate protection for it to ensure exclusivity in the conduct of its business operations as described herein. IMI also intends to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. To protect these rights, IMI requires all employees and consultants to enter into confidentiality agreements with IMI. There can be no assurance, however, that these agreements will provide meaningful protection for IMI’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, in the absence of patent protection, IMI’s business may be adversely affected by competitors who independently develop substantially equivalent technology.

In August 2004, IMI learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office for failure to pay maintenance fees. The failure to pay these fees appears to have occurred during the period when management of the files was being transferred between two separate patent agents. IMI and its agents have filed a petition for reinstatement of the patents. The process of reinstating the affected U.S. patents could take several months, and there is no assurance that they will be successful in having the patents reinstated.

IMI’s success depends, in part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties. See “Risk Factors - Patents and Proprietary Technology”.

Competition

The medical device industry is dominated by a few major companies which are involved in the research, development, manufacture and marketing of products. Beyond these major players, a number of relatively new firms have been established, with a focus on developing improved products. The industry is characterized by extensive research efforts, technological change and intense competition. Competition can be expected to increase as technological advances are made and new diagnostic tools are developed. Competition in the industry is primarily based on: (i) product performance, including efficacy and safety; (ii) price; (iii) acceptance by physicians and various payers such as governments and HMOs; (iv) marketing; and (v) distribution. The availability of patent protection in the U.S. and elsewhere, and the ability to obtain governmental approval for testing, manufacturing and marketing, are also important factors.

Other groups active in this industry include educational institutions and public and private research institutions. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. They are also becoming increasingly competitive in recruiting personnel from the limited supply of highly qualified clinical physicians, academic scientists and other professionals.

Competitors of IMI may: (i) use different technologies or approaches to develop products similar to products which IMI is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by IMI ; and (iii) succeed in obtaining regulatory approval of such products before IMI obtains approval of its products. There can be no assurance that IMI’s products will compete successfully or that research and development will not render IMI’s products obsolete or uneconomical. See “Risk Factors - Competition”.

In the long term, IMI believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products. The competition for personnel is intense and IMI cannot guarantee that personnel who are currently working on behalf of IMI will remain or that sufficiently qualified employees can be found to replace them. The loss of key employees and/or key contractors may affect the speed and success of product development. See “Risk Factors - Dependence on Key Employees”.

Once the products for which IMI has received patents are on the market, those products will compete directly with other products that have been developed for the same predictive testing purpose or therapeutic indication. When the patents covering these products expire, the products previously covered by the patents could face competition from generic products, which are usually priced much lower than the original products.

Raw Materials

Although IMI manufactures a few components in its own laboratory, most of the raw materials used in the production of IMI’s products are generic laboratory materials that are readily available to IMI from commercial sources. The prices of these various materials have remained stable over the past five years. Any volatility in the prices of these raw materials would not have a material impact on world markets or on IMI due to the widely available nature of these raw materials and the relatively small quantities that are used by IMI at any one time.

Regulatory Requirements

IMI is in the process of developing novel diagnostic devices. These devices are regulated differently in each country in which IMI wishes to have its products sold. The regulations governing the sale and distribution of devices and the time taken for this approval process can vary more widely than for the approval of pharmaceuticals. However, it is generally recognized that the requirements for diagnostic products such as those that IMI is in the process of developing are less arduous than those for pharmaceuticals.

Canada

The Canadian health care industry is regulated by the HPB. This federal agency has a role similar to that of the FDA and has responsibility for regulating drugs for both human and animal use, cosmetics, medical devices, radiation emitting devices, foods and food additives, chemicals and other products affecting human health. A manufacturer is required to follow specific regulations referred to as current Good Manufacturing Practice (“GMP”) regulations in the manufacture of such products. Regulations imposed by federal, provincial, state and local authorities in Canada and the U.S. as well as their counterparts in other countries, are a significant factor in the conduct of the development, manufacturing and eventual marketing activities for the proposed products.

U.S.

As the most significant market for IMI’s products is in the U.S., and it is generally accepted that the FDA has the most stringent device approval requirements, a general review of the FDA regulations follows.

If a device is considered to be substantially equivalent to existing devices already marketed, it may receive a 510(k) clearance. Under this clearance, the FDA will send the manufacturer a market clearance letter called a substantially-equivalent letter. Although this process can be as short as 60 days, it is typical for a 510(k) approval to take 90 to 120 days. If a device does not qualify for a 510(k), a pre-market approval (“PMA”) process may be required. The length of the PMA process depends largely on the nature of the device and the diagnosis undertaken through the use of the device and the resulting impact on clinical trial endpoints and design. Increasingly, the FDA is creating a more user-friendly regulatory environment, and, as a result, even the PMA process can proceed expeditiously.

Many medical devices sold in the U.S. today have been cleared for commercial distribution and marketing by PMA. A PMA must be submitted to the FDA if a company wants to introduce a device with a new intended use into commercial distribution. Under a PMA, the FDA is notified as to a company’s intent to market a device. If the application is accepted, this signifies only acceptance of the application and not a clearance to sell the device. Under the PMA guidelines, the FDA requires the submission and review of valid scientific evidence to determine whether a reasonable assurance exists that the device is safe, effective and has clinical utility. The collection and evaluation of clinical data to demonstrate the safety and efficacy of a medical device are essential for the ultimate approval of that device. Valid scientific evidence as currently defined by the FDA is limited to well-controlled investigations, including (where applicable) blinding and randomization of clinical trials.

The products that IMI is currently developing may ultimately be subject to the demanding and time-consuming PMA approval procedure. The regulations defined by these procedures cover not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling, advertising and marketing procedures. The process of conducting the clinical trials and gathering, compiling and submitting the data required to support a PMA or facility approval is expensive and time-consuming, and there can be no assurance that the FDA will approve a PMA or a manufacturing facility submitted to it in a timely manner, or at all. See “Risk Factors - Government Regulation”.

In order to obtain approval, an applicant must submit, as relevant for the particular product, proof of safety, purity, potency and efficacy. In most cases, such proof entails extensive pre-clinical, clinical and laboratory tests. The testing, preparation of necessary applications and processing of those applications is expensive and time-consuming and may take several years to complete. There is no assurance that the regulator will act favourably or quickly in making such reviews and approving products for sale. IMI may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approval or licences, which could delay or preclude IMI from marketing its products. Conditions could also be placed on any such approvals that could restrict the commercial applications of such products. With respect to patented products or technologies, delays imposed by the government approval process materially reduce the period during which IMI will have the exclusive right to exploit them. This occurs because patent protection lasts only for a limited time, beginning on the date the patent is first granted (in the case of U.S. patent applications) or when the patent is first filed (in the case of patent applications filed in the European Community and Canada).

Among the requirements for product approval is the requirement that prospective manufacturers conform to the FDA’s and HPB’s current GMP standards, which thereafter must be followed at all times. In complying with GMP standards, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure technical compliance. Continued compliance is necessary for all products with all requirements of the applicable legislation and the conditions laid out in an approved application, including, but not limited to, product specification, manufacturing process, labelling, promotional material, record keeping and reporting requirements. Failure to comply, or the occurrence of unanticipated adverse effects during commercial marketing, could lead to the need for product recall, or regulator-initiated action such as the suspension of manufacturing or seizure of the product, which could delay further marketing until the products are brought into compliance. The regulator may also request a voluntary recall of a product. The regulator may also require post-marketing testing and surveillance to monitor the record of the product and continued compliance with regulatory requirements.

Europe

The CE (Conformité Européene) mark is a mandatory European mark for medical devices and in vitro diagnostic devices (IVD) that indicates conformity of the product with the essential health and safety requirements of the applicable European directive(s).

Before placing a medical device or IVD on the European Union (E.U.) market, the manufacturer must subject the product to the conformity assessment procedure that is provided in the applicable Directive, with the intention of affixing a CE-mark to the product. Certain products, such as IMI’s consumer version of the skin cholesterol test, currently in development, will require a third-party conformity assessment to be carried out by a Notified Body, which is a public or private company designated by Member States of the European Union to assess a product’s conformity with the essential requirements of the medical device and IVD directives. Other products, such as Cholesterol 1,2,3, fall under the “Other” Category of IVDs. Products in this category can be self-CE-marked by the manufacturer without the involvement of a Notified body. As well, all manufacturers outside of the E.U. are required to designate an Authorized Representative in the E.U. who can respond to queries from Member States and customers with regard to a CE-marked product on behalf of the manufacturer.

Once a product is CE-marked, it may be placed on the E.U. market and freely circulated throughout Member States.

IMI received HPB clearance for Cholesterol 1,2,3 in 2001, 510(K) clearance from the FDA for Cholesterol 1,2,3 in June 2002 and was CE-marked on September 5, 2002 for European marketing of Cholesterol 1,2,3. IMI’s marketing partner for Canada and select U.S. markets, McNeil, commenced an education and awareness program in the fall of 2003 and expects to make the skin cholesterol technology available in 2004. The other technologies of IMI are in various stages of clinical trials in the U.S. and Canada, and thus the timing for receipt of HPB and FDA clearance is uncertain. Generally, research and clinical data used to receive regulatory approval in one jurisdiction may be used for regulatory submissions in other jurisdictions.

While IMI has had success in receiving HPB and FDA clearance for Cholesterol 1,2,3, the product testing and approval/clearance process for IMI’s other technologies could take a number of years and involve the expenditure of significant resources. There can be no assurance that clearance will be granted on a timely basis, or at all.

SELECTED FINANCIAL INFORMATION

The following selected financial information has been derived from the unaudited consolidated financial statements of IMI for the six months ended June 30, 2004 and the audited consolidated financial statements for the fiscal years ended December 31, 2003 and 2002 and the 11 month period ended December 31, 2001. The information should be read in conjunction with the Management’s Discussion and Analysis of Financial Condition and Operating Results for such periods. See “Management’s Discussion and Analysis of Financial Condition and Operating Results”.

	Six months ended June 30, 2004	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	11 month period ended December 31, 2001(1)
Operating Results
Sales and license revenue(2)	$128,450	$6,900	nil	nil
Investment tax credits	$100,000	$223,146	$189,908	$131,000
Interest income(2)	$57,144	$268,422	$257,407	$386,580
Net loss	$2,562,366	$4,062,711	$4,018,262	$3,245,206
Loss per share: - basic and diluted	$0.12	$0.19	$0.20	$0.17

Financial Position	June 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Total assets	$8,650,343	$8,074,027	$11,379,383	$9,343,958
Long term debt	nil	nil	nil	nil
Shareholders’ Equity
Total shareholders’ equity	$5,056,894	$7,438,279	$10,689,828	$8,948,696
Cash dividends declared per share	nil	nil	nil	nil

Notes:
(1)	In 2001, IMI changed its financial year end from January 31 to December 31.
(2)	For comparative purposes, license revenue has been reclassified from interest income for the year ended December 31, 2003.

Quarterly Financial Information

The following table is a summary of selected unaudited consolidated financial information of IMI for each of the ten quarters ended June 30, 2004:

	First Quarter ending March 31, 2004	Second Quarter ending June 30, 2004
2004
Sales and license revenue	$1,725	$126,725
Investment tax credits	$37,000	$63,000
Interest income	$27,507	$29,637
Net loss	$1,082,700	$1,479,666
Net loss per share(1):	$0.05	$0.07

	First Quarter ending March 31, 2003	Second Quarter ending June 30, 2003	Third Quarter ending September 30, 2003	Fourth Quarter ending December 31, 2003	Fiscal year ended December 31, 2003
2003
Sales and license revenue(2)	$1,725	$1,725	$1,725	$1,725	$6,900
Investment tax credits	$38,000	$77,583	$56,634	$50,929	$223,146
Interest income(2)	$65,482	$69,477	$48,383	$85,000	$268,422
Net loss	$811,162	$832,574	$992,174	$1,426,801	$4,062,711
Net loss per share(1): - basic and diluted	$0.04	$0.04	$0.05	$0.06	$0.19

	First Quarter ending March 31, 2002	Second Quarter ending June 30, 2002	Third Quarter ending September 30, 2002	Fourth Quarter ending December 31, 2002	Fiscal year ended December 31, 2002
2002
Sales and license revenue	nil	nil	nil	nil	nil
Investment tax credits	$20,000	$79,908	$45,000	$45,000	$189,908
Interest income	$47,122	$54,743	$84,753	$70,789	$257,407
Net loss	$799,121	$1,192,876	$1,089,167	$937,098	$4,018,262
Net loss per share(1): - basic and diluted	$0.04	$0.06	$0.05	$0.05	$0.20

Notes:

(1)	Loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of IMI Shares outstanding during the period.
(2)	For comparative purposes, license revenue has been reclassified from interest income for the year ended December 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the six month period ended June 30, 2004 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2003 and 2002 and the 11-month period ended December 31, 2001, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this Circular constitute forward-looking statements. These statements are based on management’s current expectations and relate to future events or to IMI’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause IMI’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Critical Accounting Policies and Estimates

IMI prepares its consolidated financial statements in accordance with Canadian GAAP consistently applied. A reconciliation of amounts presented in accordance with U.S. GAAP is described in note 8 to the consolidated financial statements as at and for the year ended December 31, 2003. IMI’s critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses, the useful lives of acquired technology and the recovery of tax credits.

Use of Estimates

In preparing the consolidated financial statements, IMI is required to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of expenses and recoveries during the reporting periods. The actual results could differ materially from these estimates. Significant estimates made by management include stock option valuation assumptions, achievement of milestones for stock options, valuation of acquired technologies, useful lives of long-lived assets, contingency provisions and accruals for clinical trials in process based on percentage completion.

Revenue Recognition

Upfront payments received from licenses are deferred and recognized into income ona straight-line basis over the terms of the agreements (10-15 years). Revenue from sales of product to licensees is recognized when the product is shipped to the licensees, provided IMI has not retained any significant risks of ownership or future obligations with respect to the product shipped.

Research and Development Expenses

Research and development expenditures are charged to expenses as they are incurred, unless management believes a development cost meets the generally accepted criteria for deferral.

Stock Option Valuation

Performance stock options vest immediately upon the achievement of certain milestones as determined by the Board of Directors at the time of issuance. The performance stock option milestones include criteria measured by product-related goals, such as completion of successful clinical trials, and corporate goals, such as the completion of a private placement. Compensation expense for performance stock options is recorded when it is determined that achievement of the milestone is likely. In determining if achievement of the milestone is likely, management performs a review of the appropriate performance indicators at each reporting date. If it is determined that achievement of the milestone is likely, compensation expense is determined using the fair value method. The assumptions used are consistent with those described in note 8(g) of the consolidated financial statements for the year ended December 31, 2003. As IMI has prospectively adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“Section 3870”) effective January 1, 2003, only performance stock options granted in 2003 will have an impact on the 2003 consolidated financial statements. During 2003, IMI did not grant any performance stock options. However, performance options granted prior to January 1, 2003 are recorded as compensation expense for U.S. GAAP purposes. Management expects that the achievement of certain milestones will have a material impact on future U.S. GAAP net income.

Acquired Technology

Significant patents and technology acquired by IMI are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. Management reviews the carrying value of unamortized technology costs annually by comparing the carrying value to the future potential revenues or benefits. Management reviews the results of clinical trials and projected product revenues and if there should be a permanent impairment of the value, management will write down the value in the current year. As at June 30, 2004 and December 31, 2003, the acquired technology was valued at $408,000 and $454,000, respectively, which relates to IMI’s cholesterol and cancer initiatives.

Tax Credits

Recoveries of investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable and where there is a reasonable expectation of receipt. As a result, IMI recognizes provincial refundable tax credits in the year the expenditures are incurred, but federal tax credits can only be applied against future tax liabilities. In recording the benefit of the tax credits, management records the amount they believe to be recoverable, which could differ from the amount ultimately received.

New Accounting Policies

In 2002, options and other equity instruments issued to non-employees and direct awards of stock granted to employees were accounted for using the fair value method of accounting.

On January 1, 2003 IMI prospectively adopted the recommendations in CICA Section 3870. The new recommendations are generally applicable only to awards granted after the date of adoption. Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

Effective January 1, 2003, IMI adopted the guidelines relating to the disclosure by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued as required by the CICA Accounting Guideline No. 14, “Disclosure of Guarantees.” The adoption of this pronouncement had no effect on IMI’s financial statements.

During 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 sets out the criteria for identifying variable interest entities and criteria for determining what entity, if any, should consolidate them. IMI will adopt the disclosure requirements of AcG-15 effective January 1, 2005 and is currently reviewing the impact of the guideline.

Effective January 1, 2004, IMI adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets,” that was issued during 2003. Adopting this section will impact the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. A loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset’s net recoverable value (based on undiscounted cash flows) from its carrying value. IMI has reviewed its policies and determined that there is no impact as a result of IMI adopting this section.

Proposed Transaction

On November 2, 2004, IMI announced its intention to make an offer to acquire all of the outstanding common shares of Ibex Technologies Inc. as described in this Circular.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Operating Results

For the six months ended June 30, 2004, IMI reported a net loss of $2,562,000 or $0.12 per common share, compared with $1,644,000 or $0.08 per share for the six months ended June 30, 2003.

IMI reported its first sales of its skin cholesterol tests during the period. Initial shipments of the product were made to its marketing partner, McNeil for sales revenue of $100,000 and cost of sales of $93,464. As reported on May 28, 2004, IMI expanded its Canadian marketing agreement with McNeil and completed a worldwide licensing agreement to sell IMI’s tests under the brand name PREVU* Skin Sterol Test. In accordance with the financial terms of the agreement, IMI received an upfront payment of $3.0 million and will receive additional payments of up to $15.75 million upon the achievement of specific milestones. The upfront cash payment has been deferred and is being recognized in income on a straight line basis over the ten year term of the agreement. Therefore, $28,450 has been reported as license revenue for the six months ended June 30, 2004.

Total research and development expenditures for the six months ended June 30, 2004 and June 30, 2003 amounted to $1,348,000 and $697,000, respectively. Spending on clinical trials during the period for skin cholesterol and cancer amounted to $250,000 compared to $39,000 during fiscal 2003, an increase of $211,000. This includes several new trials that commenced in the latter part of 2003 and are continuing in 2004 to validate additional claims for skin cholesterol. Filing and maintenance fees on intellectual property increased to $76,000 for the period compared to $21,000 in fiscal 2003. Subcontract research increased by $82,000 in support of the design and development of new formats of the skin cholesterol technology. Salaries and benefits increased by $157,000 during the period reflecting annual increases plus incentive compensation based on achievement of pre-determined milestones. Stock-based compensation, which was prospectively adopted in 2003, related to research activities resulted in non-cash expenses of $76,000, compared to $4,000 for 2003. Other development costs remained at fairly constant levels during the period.

Total general and administration expenses for the six months ended June 30, 2004 and June 30, 2003 amounted to $1,287,000 and $1,113,000, respectively. Liability insurance expense for 2004 increased by $45,000 over 2003 as a result of increased coverage following the September 2003 U.S. listing on the American Stock Exchange. However, other expenses related to the U.S. listing were lower by $78,000 in 2004 compared to 2003. Annual report, annual meeting and investor relations expenses were collectively lower by $55,000 for the period, compared to the corresponding period in 2003 primarily as a result of the conclusion of a consulting contract in June 2003. Salaries and benefits increased by $106,000 over 2003 levels, reflecting annual increases plus incentive compensation based on achievement of pre-determined milestones. Stock-based compensation related to administration resulted in a non-cash expense of $85,000 for the period compared to $21,000 for 2003.

Amortization expenses for equipment and acquired technology for the six months ended June 30, 2004 amounted to $127,000, of which $6,000 was included as an overhead allocation in cost of sales. This is an increase of $39,000 over the corresponding period in 2003. This resulted from the purchase of equipment to support clinical trials and manufacturing which amounted to $151,000 for the six months ended June 30, 2004.

Recoveries of provincial scientific investment tax credits for the six months ended June 30, 2004 and 2003 amounted to $100,000 and $116,000, respectively. Interest income amounted to $57,000, compared to $135,000 for 2003. This decrease resulted from lower interest rates on invested cash and lower cash balances through most of the quarter.

Contractual Obligation

IMI has certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total	Less Than One Year	One –Two Years
Clinical Trials	$868,000	$612,000	$256,000
Research Agreements	$150,000	$120,000	$30,000
Other	nil	nil	nil
Total	$1,018,000	$732,000	$286,000

Certain other obligations, totaling up to $360,000, are only payable upon the achievement of specific events.

Liquidity and Capital Resources

As at June 30, 2004 IMI had cash, cash equivalents and short-term investments totaling $7,194,000 ($6,697,000 as at December 31, 2003). IMI invests its funds in short-term financial instruments and marketable securities. During the period, IMI received a $3,000,000 upfront payment upon the signing of the worldwide marketing agreement with McNeil and $23,000 from the exercise of options by employees and consultants. For the six months ended June 30, 2004 and 2003, cash provided by (used in) operating activities amounted to $624,000 and ($1,622,000), respectively. IMI has no long-term debt. IMI’s lease for its office premises expires on June 30, 2005 and it is currently negotiating a new lease for the premises.

To date, IMI has financed its activities through the issuance of shares and the recovery of research tax credits (ITC’s). IMI believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities and product sales, its existing cash resources together with the investment tax credits receivable of $280,000 will be sufficient to meet its current operating and capital requirements through at least 2005 and that no additional funds would be required to support ongoing product development, research and clinical trials of its current technologies.

Factors That Could Affect Future Results

Interest Rates and Foreign Exchange. IMI is exposed to financial market risks such as interest rates and foreign exchange fluctuations. IMI’s cash is invested in short-term, high-grade securities with varying maturities. Since IMI’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on IMI’s results of operations.

IMI makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to IMI.

Personnel. IMI’s ability to develop products depends, to a great extent, on its ability to attract and retain highly qualified personnel. IMI is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. To date, IMI has not experienced a high rate of employee turnover.

Product Development. IMI does not undertake basic research, but in-licenses the rights to technologies that have demonstrated some clinical efficacy in human testing and then completes product development in preparation for clinical trials. There are numerous uncertainties involved in product performance and clinical testing and there can be no assurance that IMI’s ongoing development and clinical trial activities will provide positive outcomes.

Supply and Manufacture. IMI relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. IMI has not experienced any material problems, such as disruptions of supply, with these manufacturers to date. If IMI is not able to continue to obtain materials in a timely fashion, the progress of IMI’s clinical trials and product sales could be negatively impacted.

Government Regulations. Securing regulatory clearances for the marketing of medical devices from the Health Protection Branch (HPB) in Canada and the Food and Drug Administration (FDA) in the U.S. can be a long and expensive process which can delay product development. No assurances can be provided that any future human trials, if undertaken, will yield favourable results, or that regulatory clearance will be granted at all. As at the date of this Circular, IMI has received regulatory clearance in Canada, the U.S. and Europe for Cholesterol 1,2,3™.

Volatility of Share Price. The IMI Shares are speculative securities and are subject to volatility. There can be no assurance that an active trading market for the IMI Shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Results

The consolidated loss for the year ended December 31, 2003 was $4,063,000 ($0.19 per share) compared to $4,018,000 ($0.20 per share) for the year ended December 31, 2002, an increase of $45,000.

Research and development expenditures for fiscal 2003 decreased to $1,919,000, compared to $2,105,000 for fiscal 2002. Clinical trial expenses, which consist principally of fees paid to third parties, decreased by approximately $330,000 for the year, compared to 2002. This resulted from changes both in the mix and timing of the trials. IMI is currently conducting at least 15 clinical trials, but several of them are subsidized through collaborative arrangements with third parties, thereby significantly reducing IMI’s expenses. In addition, several large trials were committed to near the end of the fiscal year, so most of those expenses will be incurred in 2004 and beyond. The cost of registering and maintaining intellectual property decreased to $92,000 compared to $251,000 in 2002 when extra costs to register new technologies were incurred. In 2002, IMI adopted the accounting for stock-based compensation for non-employees and stock granted to employees, using the fair value method. In 2003, IMI prospectively adopted the new recommendations to expense stock-based compensation to employees, rather than waiting until 2004. The stock-based compensation costs that related to research and development amounted to a non-cash expense of $189,000 compared to $82,000 for 2002.

General and administration expenses amounted to $2,362,000 for 2003, compared to $2,141,000 for 2002, an increase of $221,000. Expenses related to registering with the U.S. Securities and Exchange Commission (SEC) and listing on the AMEX amounted to approximately $179,000 for 2003 compared to $260,000 in 2002. IMI’s shares commenced trading on the AMEX in September 2003. Compensation expense increased by $99,000 for 2003 compared to 2002, an increase of 14%, reflecting the addition of one employee plus annual increases. Cash compensation for directors’ fees, which commenced in the fourth quarter of 2002, amounted to $61,500 for 2003 compared to $14,750 for 2002. Prospective adoption in 2003 of stock-based compensation for employees relating to administration resulted in non-cash expenses of $255,000 compared to $36,000 in 2002.

Amortization expenses for 2003 amounted to $281,000 compared to $219,000 for 2002. Of the fiscal 2003 expense, $167,000 was amortization on capital equipment and $114,000 was amortization on acquired technologies ($77,000 and $142,000, respectively, in 2002). Additions of capital equipment during 2003 and 2002 amounted to $386,000 and $21,000, respectively, and were primarily in support of clinical trials.

Recoveries of provincial scientific research tax credits (ITCs) amounted to $223,000 for the year. This includes an accrual of $180,000 for 2003. In 2002, management recorded its best estimate of the recovery for the year. In 2003, the actual recovery for 2002 exceeded management’s estimate by $43,000.

Interest income for 2003 was $275,000 compared to $257,000 for 2002, an increase of $18,000 due to higher average cash balances.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2003 was $3,949,000, compared to $4,871,000 for 2002.

The adjustment for stock and stock option compensation expense for U.S. GAAP, in addition to the Canadian GAAP expense recognized, amounted to nil in 2003 compared to $995,000 in 2002 when 206,000 performance-based options vested. For a detailed reconciliation of consolidated financial results from Canadian GAAP to U.S. GAAP, refer to note 8, “Reconciliation of Canadian to United States Generally Accepted Accounting Principles.”

For U.S. GAAP purposes IMI is considered a development-stage company. Therefore, U.S. GAAP requires additional information about the financial operations of IMI. This information is disclosed in note 8(h) to the consolidated financial statements.

Contractual Obligations

As at December 31, 2003, IMI had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total $	Less than 1 Year $	1-2 Years $	2-5 Years $
Clinical trials	982,000	556,000	426,000	–
Research agreements	210,000	120,000	90,000	–
Other	39,000	39,000	–	–
Total	1,231,000	715,000	516,000	–

Certain other obligations, totalling up to $360,000, were only payable upon the achievement of specific events.

Year Ended December 31, 2002 Compared to 11 Months Ended December 31, 2001

Operating Results

The consolidated loss for the year ended December 31, 2002 (“fiscal 2002”) was $4,018,000 ($0.20 per share) compared to $3,245,000 ($0.17 per share) for the 11 months ended December 31, 2001 (“fiscal December 2001”).

Although IMI received its first revenues in fiscal 2002 in the form of $100,000 in license fees from McNeil, the payment was recorded as deferred revenue on the balance sheet and will be amortized over the remaining term of the agreement (approximately 14.5 years).

Research and development expenditures for fiscal 2002 increased to $2,105,000, compared to $2,047,000 for fiscal December 2001. Clinical trial expenses, which consist principally of fees paid to third parties, decreased by approximately $435,000 for the year, compared to fiscal December 2001. This resulted from reduced clinical activity related to Cholesterol 1,2,3™ following the FDA submission in 2001 (and subsequent clearance in 2002) and the reallocation of resources to the development of a second generation, consumer version of the test. Compensation expense increased by approximately $280,000 during the period, resulting, in part, from incentive payments related to achieving regulatory and product development milestones as well as from an increase in headcount to support the new consumer skin cholesterol test and the ongoing development of the cancer program. In addition, on January 1, 2002, IMI adopted the accounting for stock-based compensation for non-employees and stock granted to employees, using the fair value method. The stock-based compensation costs that related to research and development amounted to a non-cash expense of approximately $57,000 for fiscal 2002. The cost of registering intellectual property increased by $148,000 over fiscal December 2001 as IMI continued to solidify its patent position on its cholesterol and cancer technologies. IMI expects to continue its research and development program at these levels for the near future as it develops new products and expands the clinical applications of its current product lines.

General and administration expenses amounted to $2,141,000 for fiscal 2002, compared to $1,500,000 for fiscal December 2001, an increase of $641,000. Professional fees related to the preparation of the U.S. SEC registration application amounted to approximately $260,000 for fiscal 2002 compared to nil in fiscal December 2001. SEC registration was cleared subsequent to the year end, in March 2003. Other professional fees, including consulting and legal expenses related to the completion of a marketing agreement, increased by $86,000 for the year. Shareholder communications and investor relations costs increased by $67,000 over fiscal December 2001 in support of developing an awareness for IMI in the U.S. Compensation expense increased by $157,000 for fiscal 2002 compared to fiscal December 2001 resulting from the addition of one employee and from employee incentive payments for the achievement of milestones. The adoption of stock-based compensation in fiscal 2002 applied to IMI’s share purchase plan and resulted in a non-cash expense of $36,000 for the year.

Amortization expenses for fiscal 2002 amounted to $219,000 compared to $215,000 for the 11 months in fiscal December 2001. Of the fiscal 2002 expense, $77,000 was amortization on capital equipment and $142,000 was amortization on acquired technologies ($89,000 and $126,000, respectively, in fiscal December 2001). Additions of capital equipment during fiscal 2002 and fiscal December 2001 amounted to $21,000 and $190,000, respectively.

Recoveries of provincial scientific research tax credits (ITCs) amounted to $190,000 for the year. This includes an accrual of $140,000 for fiscal 2002. In 2001, management recorded its best estimate of the recovery for the year. In 2002, the actual recovery for 2001 exceeded management’s estimate by $50,000.

Interest income decreased from $387,000 in fiscal December 2001 to $257,000 in fiscal 2002. In spite of an increase in invested cash, a continuing decline in market interest rates in fiscal 2002 resulted in a lower return on investments.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for fiscal 2002 was $4,871,000, compared to $4,163,000 for fiscal December 2001. For fiscal 2002, acquired technology expense was nil compared to $687,000 for fiscal December 2001 which resulted from the purchase of technologies related to IMI’s research activities in the area of cancer detection. It was expensed at the time of acquisition in fiscal December 2001 for U.S. GAAP but capitalized under Canadian GAAP and amortized over its expected useful life.

The adjustment for stock and stock option compensation expense for U.S. GAAP, in addition to the Canadian GAAP expense recognized, amounted to $995,000 for fiscal 2002. This included $931,000 relating to 206,350 employee performance stock options that vested during the period.

The performance criteria that were met included regulatory clearance of Cholesterol 1,2,3™ and the signing of a marketing partner for the product. For fiscal December 2001, the stock and stock option compensation expense for performance options amounted to $255,000, based on 94,125 options that vested. For a detailed reconciliation of consolidated financial results from Canadian GAAP to U.S. GAAP, refer to note 8, “Reconciliation of Canadian to United States Generally Accepted Accounting Principles.”

Research and Development

In 2003, IMI spent $1,919,000 on company-sponsored research and development activities, compared to $2,105,000 and $2,047,000 in 2002 and the 11 months ended December 31, 2001, respectively. Below is a summary of IMI’s products and the related stages of development for each product in clinical development. This summary contains forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates provided in the table.

Product	Description	Phase of Development	2003 Expenses	Next Phase for 2004
Coronary Artery Disease (CAD) Risk Assessment Technology

Cholesterol 1,2,3™	Point of care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada, U.S. and Europe		Clinical trials for additional regulatory claims; commercial launch

Lab-Processed Test	Lab-processed skin cholesterol test	Prototype completed; patent pending		Clinical trials; regulatory clearance; commercial launch in select markets

Consumer (Home) Test	Consumer version of the skin cholesterol test	Prototype completed		Validation and clinical trials

Total expenditures on CAD Risk Assessment Technology:			$860,000

Product	Description	Phase of Development	2003 Expenses	Next Phase for 2004
Cancer Products
ColorectAlert™ and Colopath™	Mucus tests for early detection of colorectal cancer	2,000 patients tested in clinical trials	$327,000	Additional clinical trials required for regulatory clearance

LungAlert	Sputum test for early detection of lung cancer	Optimization of procedures; 650 patients tested in clinical trials	$228,000	Expand clinical trial sites globally; publish scientific papers

Breast Cancer	Aspirate test for early detection of breast cancer	100 patients tested in clinical trials; optimization of procedure	$45,000	Expand clinical trials

Prostate Cancer	Urine/serum test for prostate cancer	Development discontinued	$68,000	No further development

DESCRIPTION OF SECURITIES

IMI’s authorized capital consists of an unlimited number of common shares (the “IMI Shares”), an unlimited number of preferred shares, issuable in series (the “Preferred Shares”) and 1,104,000 shares of a class designated as preferred shares, series I (“Series I Preferred Shares”).

This section is a summary and may not describe every aspect of IMI’s authorized capital. IMI’s articles and by-laws provide a complete description of the authorized capital and are publicly available on www.sedar.com.

As of the date of this Circular, there were outstanding 21,493,495 IMI Shares and no Preferred Shares or Series I Preferred Shares. As the Series I Preferred Shares have been fully converted and are no longer issuable, this Circular does not summarize their attributes.

Common Shares

The rights, privileges, restrictions and conditions attaching to the IMI Shares are as follows:

(a)	Each holder of IMI Shares shall be entitled to receive notice of and to attend all meetings of shareholders of IMI, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each IMI Share held by such holder.

(b)	Subject to the prior rights attaching to other holders of another class of shares, the holders of IMI Shares shall be entitled to receive dividends if, as and when declared by the directors.

(c)	In the event of any liquidation, dissolution or winding-up of IMI or other distribution of the assets of IMI among its shareholders for the purpose of winding-up its affairs, the holders of IMI Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the IMI Shares, to receive the remaining property or assets of IMI.

Preferred Shares

As of the date of this Circular, no Preferred Shares were issued and outstanding. Preferred Shares may at any time or from time to time be issued in one or more series. Prior to the issue of the shares of any such series, the directors shall, subject to the limitations set out below, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation:

(a)	the rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustments;

(b)	whether such dividends are cumulative, partly cumulative or non-cumulative;

(c)	the dates, manner and currency of payments of dividends and the dates from which dividends accrue or become payable;

(d)	if redeemable or purchasable, the redemption or purchase prices and the terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

(e)	any conversion, exchange or reclassification rights; and

(f)	any other rights, privileges, restrictions and conditions not inconsistent with these provisions;

the whole subject to the receipt by the Director under the CBCA of articles of amendment designating and fixing the number of the Preferred Shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by him of a certificate of amendment with respect thereto.

Ranking of Preferred Shares

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of IMI, whether voluntary or involuntary, or any other distribution of the assets of IMI among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the IMI Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the IMI Shares and the shares of any other class ranking junior to the Preferred Shares.

Approval of Holders of Preferred Shares

The approval of the holders of the Preferred Shares as a class, as to any matters referred to in these provisions or required by law may be given as specified below:

(a)	Any approval given by the holders of Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of the Preferred Shares duly called and held for such purpose upon not less than twenty-one days’

notice at which the holders of at least 25% of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen days thereafter and to such time and place as may be designated by the chairman of the meeting and not less than ten days’ written notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of the Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares.

(b)	On every poll taken at any such meeting each holder of the Preferred Shares shall be entitled to one vote in respect of each Preferred Share held. Subject to the foregoing, the formalities to be observed with respect to the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of IMI with respect to meetings of shareholders.

CAPITALIZATION

No material changes have occurred since December 31, 2003 with respect to IMI’s consolidated share capital and debt.

MANAGEMENT

Directors and Executive Officers of IMI

The following table sets out, for each of IMI’s directors and senior executive officers, the person’s name, municipality of residence, position with IMI, if a director, the date on which the person became a director, principal occupation and number and class of voting securities of IMI beneficially owned or controlled. Each of the directors has been elected to serve until the next annual meeting of shareholders of IMI.

Name and Municipality of Residence	Position(s) held with IMI	Director Since	Principal Occupation during past five years	Number and Class of Voting Securities Beneficially Owned or Controlled
John C. Carroll(1) Toronto, Ontario	Director	June 6, 1994	Director of various public companies	263,442 common shares (1.2%)

Tim Currie Toronto, Ontario	Vice President, Business Development	n/a	2000 – 2004: Director, Business Development; 2004 – present: Vice President, Business Development	9,000 common shares (0.4%)

Name and Municipality of Residence	Position(s) held with IMI	Director Since	Principal Occupation during past five years	Number and Class of Voting Securities Beneficially Owned or Controlled

Dr. Michael Evelegh Dundas, Ontario	Executive Vice President, Clinical and Regulatory Affairs	n/a	1996 - present: Executive Vice President, Clinical and Regulatory Affairs of IMI	445,461 common shares (2.1%)

Anthony F. Griffiths(2) Toronto, Ontario	Director	July 13, 1995	Director of various public companies	510,500 common shares (2.4%)

Ronald G. Hosking Toronto, Ontario	Vice President, Finance and Chief Financial Officer	n/a	1997 - present: Vice President, Finance and Chief Financial Officer of IMI	283,778 (1.3%)

Dr. H.B. Brent Norton North York, Ontario	President, Chief Executive Officer and Director	March 17, 1993	1992 - present: President and Chief Executive Officer of IMI	2,468,087 common shares (11.5%)

David A. Rosenkrantz (1)(2) Toronto, Ontario	Director	June 11, 1998	1997 - present: President and Director of Patica Securities Limited; director of various public companies	392,733 common shares (1.8%)

Stephen A. Wilgar(1) Toronto, Ontario	Chairman of the Board and Director	March 17, 1993	1999 - present: retired 1996-1999: President of The Sunblush Technologies Corporation; director of various public companies	272,538 common shares (1.3%)

Ronald D. Henriksen(2) Plainfield, Indiana	Director	N/A	Chief Investment Officer, Twilight Ventures, L.L.C.	nil

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.

Information regarding IMI’s directors and executive officers is set forth below.

John C. Carroll, BA, MBA

Director

Mr. Carroll has served as one of IMI’s directors since June 6, 1994. Mr. Carroll has also served as Director of Clairon Holdings and Score Reinsurance Ltd. from 1975 and 2003, respectively, to present. Prior to that, he was a Director of AXA Insurance Co. Ltd. from 1991 to 2003, Battery Technologies Inc. from 1996 to 2002, Quaker Oats of Canada from 1979 to 1992, Scott Paper Limited from 1994 to 1996 and Executive Chairman of Molson Breweries of Canada during the years of 1992 and 1993.

Tim Currie, BA

Vice President, Corporate Development

Mr Currie has 17 years of experience in the pharmaceutical and health information fields in various senior sales, marketing and business development positions for large multinational companies.

At IMI, he is responsible for developing and implementing corporate business plans and for building alliances with other companies and organizations that complement IMI and drive its products towards commercialization. He leads efforts to acquire new technologies that fit with IMI’s vision and manages IMI’s licensing initiatives for the marketing and distribution of products.

Mr. Currie has a degree in economics from the University of Western Ontario and is active in a number of community organizations.

Michael Evelegh, PhD

Executive Vice President, Clinical and Regulatory Affairs

Dr. Evelegh has nearly 20 years of experience researching and developing human diagnostics, including product development, clinical trials, regulatory submissions and manufacturing. Dr. Evelegh leads IMI’s scientific team at IMI’s laboratory at McMaster University in Hamilton, Ontario. He is also chiefly responsible for evaluating the scientific potential of new technologies for IMI’s pipeline.

Prior to joining IMI, Dr. Evelegh directed research teams at other Canadian biotechnology companies, including Biomira Diagnostics Inc., and has been an independent scientific and regulatory consultant. He holds a PhD in immunology from McMaster University.

Anthony F. Griffiths, BA, MBA

Director

Mr. Griffiths has served as one of IMI’s directors since July 13, 1995. From 1994 and 1997 to the present, Mr Griffiths has served as Director and Chairman of Leitch Technology Corporation and Russel Metals Inc. In addition, Mr. Griffiths has been a Director of numerous companies, including Fairfax Financial Holdings Limited from 2002, Jaguar Mining Inc. from 2004, Vitran Corporation Inc. from 1987, Alliance Atlantis Communications Inc. from 1996 and Hub International Limited from 1998 to the present. He was also a director of Teklogix International Inc. from December 1998 to September 2000, Calian Technology Ltd. from 1993 to 2004, Canadian Tire Corporation from 1988 to 1998, QLT Inc. from 1988 to 2002,

Brazilian Resources Inc. from 1994-2004, ShawCor from 1980 to 2004, Slater Steel from 1994-2004 and Consumers Packaging from 2000 to 2002.

Ron Hosking, CA

Vice President, Finance, and Chief Financial Officer

Mr. Hosking’s career includes nearly 20 years in the health care industry managing the finances of multinational and early-stage companies. He has held senior financial positions at Ortho Diagnostics (a Johnson & Johnson company), ADI Diagnostics, and other companies in the field. He is a chartered accountant and completed his Bachelor of Commerce degree at the University of Toronto.

Mr. Hosking has been actively involved in industry and professional associations, including tenures as Chairman of the Board of Medical Devices Canada (MEDEC) and President of Financial Executives International. He is currently a member of the Toronto Biotechnology Initiative.

Brent Norton, MD, MBA

President and Chief Executive Officer and Director

Dr. Norton founded IMI in 1992 and has since served as President and Chief Executive Officer and as a director of IMI. Active in medical practice, management and research for over 15 years, Dr. Norton has represented and led multiple medical groups and scientific initiatives. As a physician-entrepreneur, his cross-functional knowledge and skills enable him to guide the Company and its products from the scientific stage through to successful commercialization.

Dr. Norton serves as a director on the boards of public and private medical companies in Canada and the U.S., and is an Advisory Council Member of the Richard Ivey School of Business MBA Biotech Program. He is also an active volunteer, previously serving as Chairman, Friends Project, for the Canadian Institute for Advanced Research, and as a committee member of a Canadian Intergovernmental Economic Commission, Advanced Technology Group.

Dr. Norton completed his medical training at McGill University in 1984. He subsequently completed a Master of Business Administration (1989) degree at the Richard Ivey School of Business, University of Western Ontario.

David Rosenkrantz, P. Eng.

Director

Mr. Rosenkrantz has served as one of IMI’s directors since June 11, 1998. Mr. Rosenkrantz has been President and Director of Patica Securities Limited since 1993 and is the founding partner of Patica Corporation, a merchant banking corporation. In addition, Mr. Rosenkrantz has served as Chairman and Director of Stellar International Inc. since 2002, Versent Corporation since 1993, Neuromolecular Inc. since 2001, and as Director of Carfinco Income Fund since 2002. He was also a Director of LymphoSign Inc. from 2000 to 2003, Northern Mountain Helicopter Group Inc. from 1996 to July 2000 and Beta Brands Inc. from 1993 to 1995.

Stephen A. Wilgar, BA, MBA

Director

Mr. Wilgar has served as one of IMI’s directors since March 17, 1993. From May 2001 to June 2002, Mr. Wilgar was also a Director of Dimethaid Research Inc. and from June 1991 to April 2002, he was a Director of Verity International. In addition, he has served as Chairman of AIM Powergen Corp. and

Team EMS from January 2002 to the present and as Director of Electrohome Ltd. from January 2004 to the present. Prior to that, Mr. Wilgar was a Director of MedExtra Corp. from December 2001 to 2002 and was the President of SunBlush Technologies Corporation from 1996 to 1999. From 1974 to 1988 he also served as President of Warner-Lambert Canada, Asia, Australia and Latin America. Formerly, President of the Canadian Automobile Association, Central Ontario.

Ronald D. Henriksen

Director

Mr. Henriksen has more than 30 years of experience in healthcare, working in the pharmaceutical, biotechnology, consulting and venture capital industries. Mr. Henriksen is currently the Chief Investment

Officer of Twilight Ventures, L.L.C., an Indianapolis-based venture capital firm investing exclusively in life science companies. Prior to joining Twilight Ventures, he was the President of ARTI (Indiana University Advanced Research & Technology Institute) from November 1998 until March 2002.

Mr. Henriksen currently serves on the board of directors of CyberLearning Labs, Neuromed Technologies, QLT, Inc. and StemSource. Mr. Henriksen received his BS in Industrial Administration at Iowa State University and a Masters of Business Administration “with distinction” from the Harvard Business School. He served as a naval officer for four years following graduation.

Corporate Cease Trade Orders or Bankruptcies

Mr. Anthony Griffiths, a director of IMI, was a director of Confederation Life Insurance Company from February 1975 to August 1994. In August 1994, the Ontario Insurance Regulators deemed that it was becoming insolvent and put the company into liquidation.

Mr. Griffiths is a director of Brazilian Resources Inc. On June 10, 2001, the Ontario Securities Commission issued a temporary cease trade order against such company as a result of a failure to file financial statements in a timely manner. The order was rescinded on July 30, 2001.

Mr. Griffiths was a director of Consumers Packaging Inc. (“Consumers”) until April 29, 2002. Since May 2001, Consumers had been operating under the protection of the Companies Creditors’ Arrangement Act with KPMG Inc. acting as monitor. During such period, various Canadian securities commissions issued cease trade orders as a result of failure to file financial statements. Further, during such period, virtually all of Consumers’ Canadian and overseas assets were sold and the claims of its secured creditors settled. Each of Consumers’ directors resigned on April 29, 2002. On April 30, 2002, Consumers filed an assignment in bankruptcy.

Mr. Griffiths is a director of Slater Steel Inc. which is, as of the date of this Circular, operating under the protection of the Companies Creditors’ Arrangement Act.

Mr. David Rosenkrantz, a director of IMI, was a director of Northern Mountain Helicopter Group Inc. (“Northern”) from 1996 until August 23, 2000. On August 24, 2000, Northern received an order granting protection from its creditors under the Companies Creditors’ Arrangement Act with the support of its major creditors.

Mr. Henriksen, a director of IMI, was a director of Gliatech, Inc., a U.S. company, from 1997 to 2003 during which time Gliatech, Inc., after withdrawing its primary product from the U.S. market, entered into voluntary bankruptcy proceedings. A final disposition in respect of this was made by a U.S. court in 2004.

EXECUTIVE COMPENSATION

1. Summary Compensation Table

The following table is a summary of the compensation paid by IMI to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; and (iii) Vice President, Finance and Chief Financial Officer (collectively, the “Named Executive Officers”) for the years ended December 31, 2003 and 2002, and the 11 month period ended December 31, 2001.

Name and Position	Financial Year Ended(1)	Annual Compensation			Long-term Compensation	All other Compensation(2) ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option Granted (#)
Dr. Brent Norton, President and Chief Executive Officer	Dec. 31, 2003 Dec. 31, 2002 Dec. 31, 2001	$285,000 $222,500 $206,250	— $45,000 —	— — —	70,000 360,000 120,000	— $6,750 —

Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2003 Dec. 31, 2002 Dec. 31, 2001	$225,000 $215,000 $183,334	$105,000 —	— —	50,000 110,000 60,000	— — —

Ronald Hosking, Vice President, Finance and Chief Financial Officer	Dec. 31, 2003 Dec. 31, 2002 Dec. 31, 2001	$150,000 $126,000 $110,000	$24,000 — —	— — —	85,000 36,000 —	— $6,750 $6,075

Notes:

(1)	In 2001, IMI changed its financial year end from January 31 to December 31. As a result the period ended December 31, 2001 is 11 months.
(2)	This compensation reflects the value of the IMI Shares issued by IMI to such Named Executive Officers pursuant to IMI’s share purchase plan. The value is based upon the closing price of the IMI Shares on the Toronto Stock Exchange on the respective dates of the issuance of such shares. See “Executive Compensation – Share Purchase Plan”.

2.	Long-term Incentive Plan Awards during the Year Ended December 31, 2003

No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2003.

3.	Option Grants during the Year Ended December 31, 2003

During the year ended December 31, 2003, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year		Exercise or Base Price ($/Security)		Market Value of Securities Underlying Options on the Date of Grant ($/Security)		Expiration Date
Dr. Brent Norton President and Chief Executive Officer	70,000	17.1%			$4.00		$4.00	Dec. 5, 2008

Michael Evelegh, PhD Vice President Clinical and Regulatory Affairs	50,000	12.2%			$4.00		$4.00	Dec. 5, 2008

Ronald Hosking, Vice President, Finance and Chief Financial Officer	50,000 35,000	12.2 8.6	% %	$ $	2.85 4.00	$ $	2.85 4.00	Jun. 27, 2008 Dec. 5, 2008

Note:

(1)	These options will vest annually over periods from three to five years.

4.	Aggregated Option Exercises during the Year Ended December 31, 2003 and Financial Year-end Option Values

The following table sets out (i) the number of IMI Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2003 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2003:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/ Unexercisable (3)
Dr. Brent Norton, President and Chief Executive Officer	—	—	625,000(1) 407,500/217,500(2)	$452,250 $371,250/$81,000
Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	210,000	140,070	220,000(1) 112,500/107,500(2)	$80,400 $46,800/$33,600
Ronald Hosking, Vice President, Finance and Chief Financial Officer	60,000	45,000	121,000(1) 21,600/99,400(2)	$54,500 -/$54,500

Notes:

(1)	These options will vest (i) upon the occurrence of certain performance-related milestones of IMI relating to IMI’s core technologies (e.g. launch of clinical trials, FDA clearance of initial claims); (ii) based upon IMI’s financial performance (e.g. earnings per share targets); and/or (iii) annually over a pre-determined number of years.
(2)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3)	Based upon a closing price of $3.94 for the IMI Shares on the TSX on December 31, 2003.

5. Share Purchase Plan

IMI implemented a share purchase plan (the “Share Purchase Plan”) effective March 22, 1999, as amended, whereby IMI will match the value of the IMI Shares purchased by its employees, officers and directors in the market by issuing from treasury an equal number of IMI Shares, up to a maximum value of the lesser of (i) 50% of the maximum allowable annual contribution for registered retirement savings plans as established by the CRA; and (ii) 9% of the participant’s annual salary. The maximum number of IMI Shares which may be issued by IMI pursuant to the Share Purchase Plan is 350,000. As of the date of this Circular, IMI has issued an aggregate of 95,252 IMI Shares under the Share Purchase Plan to its employees, officers and directors.

6. Employment Agreements

IMI has entered into employment agreements with each of the Named Executive Officers. Each of these employment agreements sets out the obligations of such Named Executive Officers to IMI and the compensation to be paid to them. These Named Executive Officers’ compensation includes a combination of base salary, cash bonus, stock options and other benefits.

Unless terminated earlier pursuant to the terms of their respective agreements, Dr. Norton’s and Michael Evelegh’s employment with IMI shall continue indefinitely. If either the employment of Dr. Norton or Michael Evelegh is terminated by IMI without cause or, at the option of each of Dr. Norton or Michael Evelegh, terminated in the event of a “change of control” (as such term is defined in their respective employment agreements) of IMI, he is entitled to cash payments equal to a percentage of his then current annual base salary. Also, in the event of termination without cause or termination by Dr. Norton and Michael Evelegh in the event of a change of control, all of their options shall immediately vest and shall be exercisable or convertible for a period of 60 days after such termination. Each of Dr. Norton and Michael Evelegh has also agreed not to compete with IMI for two years and one year, respectively, in the event that he is terminated for cause or without cause or if he voluntarily resigns from IMI.

Unless terminated earlier pursuant to his employment agreement, Ronald Hosking’s employment shall continue until January 12, 2005 at which time it may be renewed for successive one-year periods. If Ronald Hosking’s employment is terminated without cause, he is entitled to a cash payment equal to a percentage of his then current annual base salary and all options held by Ronald Hosking shall immediately vest and shall be exercisable or convertible for a period of 30 days after such termination. Ronald Hosking has also agreed not to compete with IMI for one year in the event that he is terminated for cause.

7. Compensation of Directors

During the year ended December 31, 2003, a total of $61,500 was paid to the directors of IMI in their capacity as directors. The directors of IMI are eligible to receive options to purchase IMI Shares pursuant to the terms of IMI’s incentive stock option plan.

8. Key Man Life Insurance

A subsidiary of IMI (the “Subsidiary”), all of the common shares of which are owned by IMI, maintains a life insurance policy for Dr. Norton in the amount of $11,000,000 with the Subsidiary as the named beneficiary under such policy. Pursuant to an agreement dated March 24, 2004 between IMI, the Subsidiary and Dr. Norton, in the event of Dr. Norton’s death, the Subsidiary shall use 75% of the insurance proceeds (the “Payout Amount”) to purchase the following number of IMI Shares from Dr. Norton’s estate: (a) if the aggregate fair market value (as determined pursuant to the terms of the agreement) of all of Dr. Norton’s IMI Shares as at the date of death is less than the Payout Amount, all of Dr. Norton’s IMI Shares at a purchase price equal to such aggregate fair market value; or (b) if the aggregate fair market value of all of Dr. Norton’s IMI Shares as at the date of death is greater than the Payout Amount, such number of Dr. Norton’s IMI Shares which results when (i) the Payout Amount is divided by (ii) the fair market value of an IMI Share calculated as at the date of death. After the payment for Dr. Norton’s IMI Shares as determined above, the balance of the insurance proceeds shall be paid to the Subsidiary. Pursuant to the terms of this agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of Dr. Norton’s common shares at that date. IMI has agreed to guarantee the Subsidiary’s obligations under this agreement.

IMI also maintains a key man life insurance policy for Michael Evelegh in the amount of $750,000, with IMI as the named beneficiary under such policy.

9.	Performance Graph

The IMI Shares were first listed for trading on the former Canadian Dealing Network on November 11, 1997. They were subsequently listed on the TSX on August 22, 2000 and the AMEX on September 17, 2003. The following graph shows the percentage change in the cumulative shareholder return on the IMI Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period from December 31, 1998 to December 31, 2003 assuming $100 initial investments:

Comparison of Cumulative Total Return between IMI International Medical Innovations Inc.

and the S&P/TSX Composite Index from December 31, 1998 to December 31, 2003

Note:

(1)	The calculation of the shareholder return for the IMI Shares as described in the table above is based upon the trading values of the IMI shares on the TSX.

OPTIONS TO PURCHASE SECURITIES

The following chart sets out, as at the date of this Circular, information regarding outstanding options to purchase IMI Shares granted under IMI’s incentive stock option plan:

Name or Description of Option Holder	Date of Grant	Number of IMI Shares Under Option	Exercise Price per IMI Share ($)	Market Value of Securities optioned at date of grant ($/share)	Expiration Date
Named Executive Officers	Feb. 1, 2000 Feb. 1, 2001 Feb. 1, 2001 Feb. 1, 2001 Mar. 20, 2001 Jan. 16, 2002 Oct. 16, 2002 Feb. 3, 2003 May 27, 2003 Nov. 5, 2003 Jan. 23, 2004	70,000 20,000 120,000 60,000 10,000 252,000 290,000 50,000 50,000 155,000 35,000	$2.50 $3.45 $3.45 $3.50 $3.60 $4.00 $2.86 $2.85 $2.85 $4.00 $4.00	$2.50 $3.45 $3.45 $3.45 $3.60 $4.00 $2.86 $2.85 $2.85 $4.00 $4.00	Feb. 1, 2006 Mar. 1, 2006 Feb. 1, 2006 Feb. 1, 2006 Mar. 20, 2006 Feb. 16, 2007 Nov. 16, 2007 Mar. 3, 2008 June 27, 2008 Dec. 5, 2008 Feb. 23, 2009

Directors other than the Named Executive Officers	July 17, 2002 Oct. 16, 2002 Nov. 5, 2003 Apr. 12, 2004 July 7, 2004	50,000 25,000 75,000 15,000 75,000	$4.61 $2.86 $4.00 $3.50 $4.09	$4.61 $2.86 $4.00 $3.50 $4.09	July 17, 2005 Nov. 16, 2007 Dec. 5, 2008 Apr. 12, 2009 Aug. 7, 2009

Employees	Feb. 1, 2000 July 1, 2000 Feb. 1, 2001 Jan. 16, 2002 May 6, 2002 Feb. 3, 2003 Apr. 25, 2003 May 1, 2003 June 1, 2003 Jan. 26, 2004 Feb. 2, 2004	50,000 40,000 12,500 87,500 20,000 92,285 6,000 10,000 5,000 55,000 85,000	$2.50 $4.00 $3.45 $4.00 $6.05 $2.85 $2.99 $2.85 $2.75 $4.00 $3.97	$2.40 $4.00 $3.45 $4.00 $6.05 $2.85 $2.99 $2.85 $2.75 $4.00 $3.97	Feb. 1, 2006 July 1, 2006 Mar. 1, 2006 Feb. 16, 2007 June 6, 2007 Mar. 3, 2008 May 25, 2008 June 1, 2008 July 1, 2008 Feb. 26, 2009 Mar. 2, 2009

Consultants	Feb. 1, 2000 Feb. 1, 2000 Feb. 3, 2000 May 1, 2000 Nov. 8, 2000 Feb. 1, 2001 Apr. 1, 2001 Jan. 16, 2002 Jan. 16, 2002 Apr. 14, 2003 May 1, 2003 Nov. 5, 2003 Apr. 7, 2004 May 3, 2004 Sept. 1, 2004	5,000 20,000 6,000 5,000 10,000 16,000 10,000 30,000 6,000 10,000 16,000 50,000 10,000 21,000 100,000	$2.40 $2.50 $2.65 $4.50 $4.00 $3.45 $3.65 $4.00 $4.00 $2.80 $2.85 $4.00 $3.45 $3.27 $3.40	$2.40 $2.40 $2.65 $4.50 $4.00 $3.45 $3.65 $4.00 $4.00 $2.80 $2.85 $4.00 $3.45 $3.27 $3.40	Feb. 1, 2005 Feb. 1, 2005 Feb. 3, 2005 May 1, 2005 Nov. 8, 2005 Feb. 1, 2006 Apr. 1, 2006 Feb. 16, 2007 Feb. 1, 2007 May 14, 2008 June 1, 2008 Dec. 5, 2008 May 3, 2009 May 3, 2009 Oct. 1, 2009
	Total	2,130,285

Notes:

(1)	Some options will vest upon the occurrence of certain performance-related milestones relating to IMI’s core technologies (eg. launch of clinical trials, FDA clearance of initial claims) and IMI’s financial performance (eg. earnings per share targets). Of the 176,000 options subject to such vesting provisions, an aggregate of 85,825 options have vested as of the date of this Circular.

(2)	Some options will vest immediately and the remainder will vest over time based on the number of years until the date of expiry. Of the 1,954,285 options subject to such vesting provisions, an aggregate of 1,166,957 options have vested as of the date of this Circular.

PRIOR SALES OF SECURITIES

IMI has issued IMI Shares in the following transactions within the twelve months from the date of this Circular:

1.	From December 8, 2003 through July 9, 2004, IMI issued an aggregate of 2,730 IMI Shares under its Share Purchase Plan for no additional consideration. See “Executive Compensation—Share Purchase Plan”.

2.	From January 31, 2004 through September 13, 2004, IMI issued an aggregate of 165,763 IMI Shares to employees, consultants and directors, pursuant to the exercise of options under IMI’s incentive stock option plan. The exercise price of such options ranged from $2.15 to $3.45 per share.

LEGAL PROCEEDINGS

As of the date of this Circular, there are no outstanding material legal proceedings to which IMI is a party or of which any of IMI’s properties is the subject matter, nor is IMI aware of any material threatened or contemplated proceedings against IMI.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of IMI or any associate or affiliate of the foregoing has any interest, direct or indirect, in any material transactions in which IMI has participated since October 31, 2001 or in any proposed transaction which has materially affected or will materially affect IMI.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

Interests of Directors, Officers and Affiliates

Shareholders should be aware that some IMI and Ibex executive officers and directors may have interests in the proposed transaction that may be different from, or in addition to, their interests as shareholders of IMI. The information presented below related to Ibex is based on public information and has not been verified by IMI. As a result, IMI does not make any representation as to the accuracy or completeness of such Ibex information.

PRINCIPAL SHAREHOLDERS

As at the date of this Circular, the directors and executive officers of IMI as a group, owned, directly or indirectly, or exercised control or direction over, 4,645,539 IMI Shares, representing approximately 21.6% of the issued and outstanding IMI Shares.

To the knowledge of the directors and senior officers of IMI, as at the date of this Circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of IMI carrying more than 10% of the voting rights of the total issued and outstanding shares of IMI is as follows:

	Number of Voting Securities Owned
	Prior to Giving Effect to the Offer		After Giving Effect to the Offer
Name	Common Shares	Percentage of Class	Common Shares	Percentage of Class
Dr. Brent Norton	2,483,587	11.5%	2,483,587	10.4%

Note:

(1)	Assuming all of the holders of the outstanding Ibex Shares tender their Ibex Shares to the Offer and elect to receive IMI Shares only in consideration thereof.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table outlines each individual who is, or at any time during the year ended December 31, 2003 was, a director or executive officer of IMI and each associate of any such director or executive officer, who is, or at any time since the beginning of the year ended December 31, 2003 has been, indebted to IMI or any of its subsidiaries. As of October 31, 2004, the aggregate indebtedness of all of IMI’s and its subsidiaries’ officers, directors, employees and former officers, directors and employee is $125,545.

Name	Position	Largest Amount Outstanding During year ended December 31, 2003	Amount Outstanding as of October 31, 2004	Financially Assisted Securities Purchases During year ended December 31, 2003	Security for Indebtedness
Dr. Brent Norton	President and Chief Executive Officer	$20,738(1)	nil	nil	n/a

Michael Evelegh, Ph.D.	Executive Vice President, Clinical and Regulatory Affairs	$188,266(1)	$125,545	nil	n/a

Ronald Hosking,	Vice President, Finance and Chief Financial Officer	$56,060(1)	nil	nil	n/a

Note:

(1)	These loans bear interest at the rate of interest prescribed by the Canada Revenue Agency for employee loans or 5%, whichever is greater. The interest on these loans is payable annually whereas the principal thereof is payable upon demand.

RISK FACTORS

An investment in IMI Shares involves a high degree of risk. Shareholders should consider the following discussion of risks in addition to the other information in this Offer and Circular before tendering and exchanging their Ibex Shares to the Offer. In addition to historical information, the information in this Offer and Circular contains “forward-looking” statements about IMI’s future business and performance. IMI’s actual operating results and financial performance may be very different from what IMI expects as of the date of this Offer and the Circular. The risks below address some of the factors that may affect our future operating results and financial performance. Shareholders should also consider the specific risks associated with Ibex’s business.

No Assurance of Successful Development

Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. There can be no assurance that the research and development organized or conducted by IMI will result in commercially viable products. To achieve profitable operations, IMI, alone or with others, must successfully develop, introduce and market its products. As at the date hereof, IMI has not introduced any product, diagnostic or otherwise, into the market. In order to obtain regulatory approvals for the products being developed and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause IMI to abandon its commitment to that program. No assurances can be provided that any future human tests, if undertaken, will yield favourable results.

No Assurance of Successful Marketing

IMI has no experience in marketing its products and intends to utilize marketing partners, such as major diagnostic or pharmaceutical companies, to undertake marketing on its behalf. There can however be no assurance that such efforts will be successful. If IMI relies on third parties to market its products, the commercial success of such products may be outside of its control. Moreover, there can be no assurance that providers, payers or patients will accept IMI’s products, even if IMI’s products prove to be safe and effective and are allowed for marketing by the HPB and other regulatory authorities. Market penetration shortfalls could arise due to reimbursement difficulties with government agencies and third-party insurers, which could hamper the speed with which the products are adopted by the medical community and by the public. Market penetration of IMI’s products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

Manufacturing

IMI relies on third parties to manufacture and formulate its products for clinical trials and for eventual commercial sale. The ability to ensure a continued supply of products on a timely basis is not entirely within the control of IMI. If IMI cannot obtain materials in a timely fashion, the progress of IMI’s clinical trials and product sales will be negatively impacted.

Lack of Operating Profits

To date, IMI has not generated revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. See “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Operating Results”. While IMI has historically benefited from the inclusion of government grants and federal and provincial refundable scientific investment tax credits (“ITCs”) in its annual revenue, there can be no assurance that grants and ITCs will continue to be available to IMI or, if so, at what levels. There can be no assurance that IMI will ever achieve significant revenues or profitable operations.

Liquidity and Capital Resources

Management of IMI believes that, based upon historic cash expenditures and the current expectation that additional revenues from strategic alliances and product sales will be received in 2004 or early 2005, its current cash resources will be sufficient to meet its planned operating and capital requirements through fiscal 2005. However, IMI’s future capital requirements will depend on many factors, including continued progress in diagnostic development programs, pre-clinical and clinical evaluation, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, IMI will consider out-licensing its products under collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If such funding is not available, IMI may be forced to reduce or eliminate expenditures relating to specific programs relating to the development, testing, production or marketing of its proposed products, or may have to obtain funds through arrangements with corporate partners that require IMI to relinquish rights to certain of its technologies or products. There can be no assurance that IMI will be able to raise additional capital if its capital resources are exhausted. See “Management’s Discussion and Analysis of Financial Condition and Operating Results”.

Competition

Technological competition in the diagnostic industry is intense. IMI competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than IMI. There can be no assurance that IMI will continue to be able to license technology or that developments by others will not render IMI’s products or technologies non-competitive. See “Business of IMI – Coronary Artery Disease Risk Assessment Technology”, “Business of IMI - Colorectal Cancer Tests”, “Business of IMI – Lung Cancer Test”, “Business of IMI – Breast Cancer Test”, “Business of IMI –Competition” and “Business of IMI – Patent and Proprietary Protection”.

Patents and Proprietary Technology

IMI’s success will depend, in part, on its ability to acquire patents or licences, maintain trade secret protection and operate without infringing the proprietary rights of third parties. IMI has filed patent applications in the U.S. and other jurisdictions. There can be no assurance that IMI’s outstanding patent applications will be allowed, that IMI will gain access to additional proprietary products that are patentable, that issued patents will provide IMI with any competitive advantages or will not be challenged by any third parties, or that the patents of others will not have an adverse effect on the ability of IMI to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of IMI’s products or design around the patented products developed by IMI.

IMI may be required to obtain licences under patents or other proprietary rights of third parties. No assurance can be given that any licences required under any such patents or proprietary rights will be available on terms acceptable to IMI or that such licences will be available at all. If IMI does not obtain such licences, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licences could be foreclosed. In addition, IMI could incur substantial costs in defending itself in suits brought against it on such patents or in suits in which IMI attempts to enforce its own patents against other parties. Also, IMI could be liable for damages or an accounting of profits if it were unsuccessful in defending itself in a suit for infringement of a patent. See “Business of IMI - Patent and Proprietary Protection”.

In August 2004, IMI learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office for failure to pay maintenance fees. The failure to pay these fees appears to have occurred during the period when management of the files was being transferred between two separate patent agents. IMI and its agents have filed a petition to seek reinstatement of the patents. The process of reinstating the affected U.S. patents could take several months, and there is no assurance that they will be successful in having the patents reinstated.

Government Regulation

Securing regulatory acceptance for the marketing of diagnostics products from the HPB in Canada and the FDA in the United States can be a long and expensive process, which can delay product development. Acceptance to market products may be for limited applications or may not be received at all. Such events would have a material adverse effect on the sales and profitability of IMI. In addition, the time required to obtain HPB or FDA approval can be extensive. See “Business of IMI - Regulatory Requirements”.

Product Liability and Insurance

The sale and use of products under development by IMI entails risk of product liability. IMI has also agreed to indemnify each of The Cleveland Clinic Foundation, St. Michael’s Hospital, St. Paul’s Hospital, St. Joseph’s Hospital, The Hamilton General Hospital, University of California, University Health Network (Princess Margaret Hospital), Hamilton Health Sciences Corporation, University of Wisconsin Medical School, Johns Hopkins University Medical Center and AtheroGenics, Inc. under their respective clinical trial agreements for such liability.

As IMI expands, there can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products in clinical trials or for commercial sale. An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by IMI. The obligation to pay any product liability claim, or finance the costs of a recall of a product, could have a material adverse effect on the business, financial condition and future prospects of IMI

Dependence on Contract Research Firms

IMI’s ability to develop products will depend partly on its continuing relationships with contract research firms. IMI is dependent on these firms to conduct certain research and development efforts and to access certain equipment and facilities. The loss of such services and access to certain equipment and facilities might impede the achievement of the development objectives. See “Business of IMI - Competition”.

Future Technology Acquisition Efforts

There are no assurances that IMI can successfully identify or negotiate the acquisition of or licences for future technologies.

Dependence on Key Employees

IMI’s ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified personnel. Competition for such personnel is intense. IMI is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. The persons working with IMI are affected by a number of influences outside of the control of IMI. The loss of key employees may affect the speed and success of product development.

Market Risk

The common shares of IMI are speculative securities. There can be no assurance that an active trading market for the common shares will be sustained or that the market price of the common shares will not decline. The trading price of the common shares could also be subject to significant fluctuations. Accordingly, this investment should be considered only by those investors who are able to make a long-term investment and can afford to suffer a total loss of their investment in the common shares. An investor should consider the merits of an investment in these securities and should consult professional advisers to assess income tax, legal and other aspects of such an investment.

Economic Environment

Reimbursement for new products has come under scrutiny in an effort to control rising health care costs. In addition to research into a product’s safety and efficacy, research must also be carried out to demonstrate cost-effectiveness for reimbursement purposes. This information is required for either government (Canada or E.U.) or third-party insurer purposes (U.S.). Failure to achieve enlistment in reimbursement schedules can have a dramatic impact on a product’s market penetration.

Dividends

IMI has not previously paid dividends on the IMI Shares. Although IMI may pay dividends in the future, there can be no assurance that IMI will do so.

Interest Rates and Foreign Exchange

IMI is exposed to financial market risks such as interest rates and foreign exchange fluctuations. IMI’s cash is invested in short-term, high-grade securities with varying maturities. Since IMI’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on IMI’s results of operations.

IMI makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to IMI.

MATERIAL CONTRACTS

There are no contracts material to IMI entered into within the two-year period preceding the date of this Offer and the Circular other than contracts previously referenced in publicly-filed documents or contracts entered into in the ordinary course of business. Copies of these agreements may be inspected during ordinary business hours at IMI’s registered office in Toronto, Ontario, prior to the expiry of the Offer.

INTERESTS OF EXPERTS

Legal Matters

Certain legal matters relating to the Offer and to the IMI Shares to be distributed pursuant to the Offer will be reviewed by Aird & Berlis LLP, Toronto, Ontario with respect to Canadian legal matters, and by Mintz Levin Cohn Ferris Glovsky and Popeo PC with respect to U.S. legal matters. As of the date of this Circular, the partners and associates of Aird & Berlis LLP, as a group, and the partners and associates of Mintz Levin Cohn Ferris Glovsky and Popeo PC, as a group, beneficially owned directly or indirectly less than 1% of the issued and outstanding IMI Shares.

EXPENSES OF THE OFFER

IMI estimates that if it acquires all of the Ibex Shares pursuant to the Offer, the total amount required to pay the fees and expenses of IMI will be approximately $750,000.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of IMI are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the IMI Shares is Equity Transfer Services Inc. at its principal offices in the city of Toronto, Ontario.

GLOSSARY OF SCIENTIFIC TERMS

The terms set forth below have the meanings set out opposite them for the purpose of the Offer and Circular.

Term	Meaning
Angiogram	Viewing of a blood vessel after filling with a contrast medium

Arteriosclerosis	Diseases characterized by thickening and loss of elasticity of the arterial walls

Atherosclerosis	Atherosclerosis, which is one of several types of arteriosclerosis, is a condition in which fatty material is deposited along the walls of arteries. This fatty material thickens, hardens and may eventually block the arteries.

CAD	Coronary artery disease, which is a narrowing of the small blood vessels that supply blood and oxygen to the heart

CAT	Computerized axial tomography - body section radiography done by moving an x-ray tube through an arc, showing in detail a pre-determined plane of tissue while blurring details of other planes

CBE	Clinical breast exam

CE-marked	A compliance symbol indicating that a product meets the requirements of the European Union (EU) directives that apply to that product. CE stands for Conformitée Européenne, which means European Conformity.

CEA	Carcinoembryonic antigen - a tumor marker that is indicative of the presence of colorectal and other cancers

CHD	Coronary heart disease, another term for CAD

CVD	Cardiovascular disease, which includes all diseases of the circulatory system, including CAD/CHD, heart failure and diseases of the arteries.

DCBE	Double contrast barium enema

DRE	Digital rectal exam

Duke’s Classification Method	A standard classification method for colon and rectal cancer

FDA	United States Food and Drug Administration - the federal government agency that regulates the production, safety and efficacy of biological and pharmaceutical products, diagnostics and medical devices.

Term	Meaning
FOBT	Fecal occult blood testing

GMP	Good manufacturing practice

HDL	High-density lipoprotein

HMO	Health maintenance organization

HPB	Canadian Health Protection Branch - the agency of Health Canada that regulates the production, safety and efficacy of biological and pharmaceutical products, diagnostics and medical devices in Canada

Hyperlipoproteinemia	An excess of lipoproteins in the blood

IDC	Infiltrating ductal carcinoma

IDE	Investigational device exemption

In-license	Acquiring the rights to a technology and the related know-how from an unrelated company or institution in order to further develop, commercialize or otherwise exploit the technology

LDL	Low-density lipoprotein

Lipids	A group of organic substances, including fatty acids, which are insoluble in water

MRI	Magnetic resonance imaging

NIH	United States Department of Health and Human Services - National Institutes of Health

NSCLC	Non-small cell lung carcinoma

NSR	Non-significant risk

out-license	Granting the rights to a technology and the related know-how to an unrelated company or institution in order to further develop, commercialize or otherwise exploit the technology

PMA	Pre-marketing approval

SCLC	Small cell lung carcinoma

Sterol	A family of fat-like compounds that include cholesterol

TC	Total cholesterol

VLDL	Very low-density lipoprotein

ANNEX B

IMI UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2004

2.	Unaudited Pro Forma Consolidated Statement of Loss for the six months ended June 30, 2004

3.	Unaudited Pro Forma Consolidated Statement of Loss for the year ended December 31, 2003

4.	Basis of Presentation and Notes to Unaudited Pro Forma Consolidated Financial Statements

IMI International Medical Innovations Inc.

Unaudited Pro Forma Consolidated Balance Sheet

As at June 30, 2004

(Amounts in thousands of Canadian dollars)

	IMI As at June 30, 2004	Ibex As at July 31, 2003		Purchase Transaction Adjustments (Note 1)	Unaudited Pro Forma Consolidated Balance Sheet
ASSETS
Current
Cash and cash equivalents	2,257	884	(d)	(750)	2,553
			(c)	162
Short-term investments	4,937	13,309	(a)	(2,200)	16,046
Accounts receivable	53	751			804
Prepaid expenses	238	151			389
Investment tax credits receivable	280	180			460

Total current assets	7,765	15,275		(2,788)	20,252

Capital assets, net	477	390	(b)	(390)	477
Acquired technology, net	408	4,247	(b)	(4,247)	408

	885	4,637		(4,637)	885

	8,650	19,912		(7,425)	21,137

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	528	1,324			1,852
Balance of payments	—	333			333

Total current liabilities	528	1,657		—	2,185

Balance of payments	—	237			237
Future income taxes	—	245			245
Deferred revenue	3,065	—			3,065

Total liabilities	3,593	2,139		—	5,732

Shareholders’ equity

Capital stock	25,070	51,785	(c)	(51,785)	32,025
			(c)	6,955
Warrants	204	—			204
Deficit	(20,217)	(34,012	)(c)	34,012	(16,824)
			(b)	3,393

Total shareholders’ equity	5,057	17,773		(7,425)	15,405

Total	8,650	19,912		(7,425)	21,137

See accompanying notes

IMI International Medical Innovations Inc.

Unaudited Pro Forma Consolidated Statement of Loss

Six months ended June 30, 2004

(Amounts in thousands of Canadian dollars)

	IMI 6 months ended June 30, 2004	Ibex 6 months ended April 30, 2004	Pro Forma Adjustments (Note 2)	Pro Forma Consolidated Statement of Loss 6 months ended June 30, 2004
Revenue	128	651		779
Cost of sales	93	—		93

	35	651	—	686

Expenses
Research & development	1,348	1,224		2,572
General and administration	1,287	1,227		2,514
Amortization	120	63		183
Foreign exchange (gain)	—	(50)		(50)

	2,755	2,464		5,219

Recoveries
Investment tax credits	100	—		100
Recovery of income taxes-future	—	7		7
Interest	57	244		301

	157	251	—	408

Net income (loss) before extraordinary item	(2,563)	(1,562)	—	(4,125)

Extraordinary item
Gain on acquisition	—	— (b)	3,393	3,393

Net income (loss) for the period	(2,563)	(1,562)	3,393	(732)

Basic and diluted loss per share	(0.12)	(0.07)		(0.03)

Weighted average shares	21,263,515	20,760,539		23,339,729

See accompanying notes

IMI International Medical Innovations Inc.

Unaudited Pro Forma Consolidated Statement of Loss

Year ended December 31, 2003

(Amounts in thousands of Canadian dollars)

	IMI Year ended Dec. 31, 2003	Ibex 12 months ended Jan. 31, 2004 (unaudited)	Pro Forma Adjustments (Note 2)	Pro Forma Consolidated Statement of Loss Year ended Dec. 31, 2003
Revenue	7 (1)	1,582		1,589
Cost of sales	—	—		—

	7	1,582	—	1,589

Expenses
Research & development	1,919	1,507		3,426
General and administration	2,361	3,068		5,429
Amortization	281	119		400
Foreign exchange loss		996		996

	4,561	5,690	—	10,251

Recoveries
Investment tax credit	223	—		223
Recovery of income taxes-future	—	430		430
Interest	268	487		755

	491	917	—	1,408

Net loss before extraordinary item	(4,063)	(3,191)	—	(7,254)

Extraordinary item
Gain on acquisition	—	— (b)	3,393	3,393

Net loss for the period	(4,063)	(3,191)	3,393	(3,861)

Basic and diluted loss per share	(0.19)	(0.15)		(0.17)

Weighted average shares	20,967,677	20,760,539		23,043,891

(1)	For comparative purposes, license revenue has been reclassified from interest for the year ended December 31, 2003.

See accompanying notes

IMI International Medical Innovations Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

[In Canadian dollars]

(Unaudited)

1.	Nature of IMI and Basis of Presentation

IMI International Medical Innovations Inc. (“IMI” or the “Company”) was incorporated under the laws of Canada. It operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

The unaudited pro forma consolidated financial statements of IMI have been prepared by the management (the “management”) of IMI, in accordance with Canadian generally accepted accounting principles consistently applied and following the same accounting policies and methods used in the preparation of the most recent annual financial statements, to give effect to the completion of IMI’s offer to purchase all of the outstanding shares of Ibex.

The pro forma financial statements described below have prepared using publicly available information of Ibex. Management of IMI has consolidated certain line items from Ibex’s financial statements in an attempt to conform to the presentation of IMI’s financial statements. Specifically, the following line items have been combined from Ibex’s financial statements:

1) General and administrative expense represents the sum of “selling, general and administrative expenses and cost of goods sold” and “other interest and bank charges”;

2) Amortization represents the sum of “amortization of property, plant and equipment” and “amortization of identified intangible assets”.

Due to limited publicly available information, management cannot be certain such reclassifications are in accordance with the accounting policies of IMI or whether additional reclassifications may be required.

The unaudited pro forma consolidated balance sheet of IMI as at June 30, 2004 has been prepared by combining the unaudited interim consolidated financial statements of IMI as at June 30, 2004 and the audited consolidated financial statements of Ibex as at July 31, 2003 and applying the purchase method of accounting.

The unaudited pro forma consolidated statement of loss for the six months ended June 30, 2004 has been prepared by combining the unaudited interim consolidated financial statements of IMI for the six months ended June 30, 2004 with the unaudited interim consolidated financial statements of Ibex for the six months ended April 30, 2004. The unaudited consolidated statement of loss of Ibex for the six months ended April 30, 2004 was constructed by deducting the unaudited consolidated statement of loss for Ibex for the three months ended October 31, 2003 from the unaudited consolidated statement of loss of Ibex for the nine months ended April 30, 2004.

The unaudited pro forma consolidated statement of loss for the year ended December 31, 2003 has been prepared by combining the audited consolidated financial statements of IMI for the year ended December 31, 2003 with the unaudited consolidated financial statements of Ibex for the year ended January 31, 2004. The unaudited consolidated statement of loss of Ibex for the twelve month period ended January 31, 2004 was constructed by deducting the unaudited consolidated statement of loss of Ibex for the six months ended January 31, 2003 from the audited statement of loss of Ibex for the year ended July 31, 2003 and adding the unaudited statement of loss of Ibex for the six months ended January 31, 2004. This results in the months of November and December 2003 and January 2004 being included in both unaudited pro forma consolidated financial statements for the year ended December 31, 2003 and for the six months ended June 30, 2004.

The pro forma adjustments reflecting the acquisition of Ibex using the purchase method of accounting are tentative and are based on publicly available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of IMI will depend on a number of factors, including changes in the fair value of Ibex’s assets and liabilities and operating results of both entities between June 30, 2004 and the actual acquisition date. Therefore, the actual adjustments will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements of IMI, including notes thereto and the consolidated financial statements of Ibex including notes thereto.

The pro forma consolidated financial statements are not intended to reflect the results of operations which would have actually resulted had the acquisition and other pro forma adjustments been effected on the dates indicated. Further, the pro forma consolidated statement of loss is not necessarily indicative of the results of operations that may be obtained by IMI in the future.

2.	Pro Forma Purchase Transaction Assumptions and Adjustments

The unaudited pro forma consolidated financial statements have been presented by assuming that the following transactions and adjustments have been effected as of January 1, 2003 for the consolidated statement of loss and as at June 30, 2004 for the consolidated balance sheet:

a)	The cash portion of the purchase, estimated to be $2,200,000, is paid from cash invested in short-term investments, and assumes the maximum cash offered is paid.

b)	The estimated fair value of the net monetary assets of Ibex exceeds the purchase price and the estimated fair value of liabilities of Ibex are not in excess of the amount recorded in Ibex’s balance sheet. Therefore, no pro forma goodwill is recorded on the transaction and the non-monetary capital assets, acquired technology, and all other intangible assets are recorded at nil and the remaining excess is recorded as an extraordinary gain of $3,393,000 in the pro forma consolidated statement of loss.

c)	The total number of outstanding common shares of Ibex as at July 31, 2004 was 21,453,872 and there were up to 344,500 options to acquire Ibex common shares that potentially could be in the money based on information contained in Ibex’s unaudited interim financial statements for the nine month period dated April 30, 2004. Due to limited publicly available information, it is assumed that all of these options that could potentially be in the money will vest and will be exercised before the purchase transaction and are converted into common shares, with proceeds of approximately $162,000. It is also assumed that the corresponding options in Ibex Pharma, a subsidiary of Ibex, are cancelled. The total common shares assumed for purchase in these pro forma financial statements is, therefore, 21,798,372. IMI purchases all the outstanding common shares of Ibex for $0.42 per common share for total consideration of approximately $9,155,000 of which the cash portion is estimated to be the maximum offered of $2,200,000. The remaining consideration of approximately $6,955,000 is to be paid by the issuance of approximately 2,076,214 common shares of IMI at a fair value of $3.35 per share (being the closing price of IMI’s shares on the last trading date prior to the announcement of the Offer on November 2, 2004).

It is assumed that, at the date of acquisition, Ibex owns 100% of its subsidiaries and there are no minority interest holders.

The net identifiable assets acquired have been assigned values as follows:

Working capital and proceeds on exercise of options	$13,780,000
Long term liabilities	(482,000)

13,298,000
Extraordinary gain on acquisition	(3,393,000)

Total	$9,905,000

Total consideration consists of the following:
Cash (Maximum)	$2,200,000
Shares	6,955,000

Total consideration to Shareholders	$9,155,000
Acquisition cost	$750,000

$9,905,000

If Ibex shareholders who tender their Ibex shares to the Offer elect to receive consideration in the form of IMI shares only, consideration would consist of nil cash and approximately 2,732,835 IMI shares valued at approximately $9,155,000.

d)	The expenses related to the acquisition are estimated to be $750,000 and are added to the consideration paid.

ANNEX C

FINANCIAL STATEMENTS OF IMI

1.	Consolidated Balance Sheets as at June 30, 2004 and December 31, 2003

2.	Consolidated Statements of Loss and Deficit for the six month periods ended June 30, 2004 and 2003

3.	Consolidated Statements of Cash Flows for the for the six month periods ended June 30, 2004 and 2003

4.	Consolidated Balance Sheets as at December 31, 2003 and 2002

5.	Consolidated Statements of Loss and Deficit for the years ended December 31, 2003 and 2002 and for the 11 month period ended December 31, 2001

6.	Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002 and for the 11 months ended December 31, 2001

IMI International Medical Innovations Inc.

Incorporated under the laws of Canada

Consolidated Balance Sheets

(in Canadian dollars)

(Unaudited)

As at June 30, 2004 and December 31, 2003

	June 30 2004	December 31 2003
ASSETS
Current
Cash and cash equivalents	$2,257,175	$61,625
Short-term investments	4,936,769	6,635,135
Accounts receivable	53,500	-
Prepaid expenses and other receivables	237,926	340,489
Investment tax credits receivable	280,000	180,000

Total current assets	7,765,370	7,217,249

Capital assets, net of accumulated amortization of $529,716 (2003 - $448,182)	476,757	403,205
Acquired technology, net of accumulated amortization of $739,041 (2003 -$693,684)	408,216	453,573

	$8,650,343	$8,074,027

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	$277,249	$139,435
Accrued liabilities	251,550	403,213

Total current liabilities	528,799	542,648

Deferred revenue	3,064,650	93,100

Total liabilities	3,593,449	635,748

Shareholders’ equity
Capital stock (note 4)	25,069,827	24,780,846
Warrants	204,200	312,200
Deficit	(20,217,133)	(17,654,767)

Total shareholders’ equity	5,056,894	7,438,279

	$8,650,343	$8,074,027

See accompanying notes

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit

(Unaudited)

	Six months ended June 30
	2004	2003
REVENUE
Product Sales	$100,000	$—
License revenue	28,450	3,450

	128,450	3,450
Cost of product sales	93,464	—

Gross profit	34,986	3,450

EXPENSES
Research and development	1,347,502	697,479
General and administration	1,286,703	1,112,848
Amortization	120,291	87,401

	2,754,496	1,897,728

RECOVERIES AND OTHER INCOME
Investment tax credits	100,000	115,583
Interest	57,144	134,959

	157,144	250,542

Net loss for the period	(2,562,366)	(1,643,736)

Deficit, beginning of period	(17,654,767)	(13,592,056)

Deficit, end of period	$(20,217,133)	$(15,235,792)

Basic and diluted loss per share	$(0.12)	$(0.08)

Weighted average number of common shares outstanding	21,263,515	20,871,084

See accompanying notes

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended June 30
	2004	2003
OPERATING ACTIVITIES
Net loss for the period	$(2,562,366)	$(1,643,736)
Add items not involving cash
Amortization	126,891	87,401
Stock-based compensation costs included in:
Research and development expense	76,069	4,166
General and administrative expense	85,144	21,270
Loss on sale of capital asset	—	5,230

	(2,274,262)	(1,525,669)
Net change in non-cash working capital balances related to operations	(72,815)	(92,527)
Increase (decrease) in deferred revenue	2,971,550	(3,450)

Cash provided by (used in) operating activities	624,473	(1,621,646)

INVESTING ACTIVITIES
Short term investments	1,698,366	1,452,765
Purchase of capital assets	(150,657)	(31,432)

Cash provided by investing activities	1,547,709	1,421,333

FINANCING ACTIVITIES
Issuance of capital stock, net	23,368	143,000

Cash provided by financing activities	23,368	143,000

Net increase (decrease) in cash and cash equivalents during the period	2,195,550	(57,313)

Cash and cash equivalents
- Beginning of period	61,625	150,451

- End of period	$2,257,175	$93,138

Represented by
Cash	$891,391	$93,138
Cash equivalents	1,365,784	—

	$2,257,175	$93,138

See accompanying notes

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY

IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2003. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005, the Company will adopt the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. IMI is currently reviewing the impact of this guideline.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2003, except for the following:

Revenue recognition

Upfront payments received from licensees are deferred and recognized into income over the term of the agreement. Revenue from sales of product to licensees is recognized when the product is shipped to the licensee, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped.

Manufacturing equipment

The purchase of moulds required for the manufacture of product were acquired during the period and are capitalized and amortized over the useful life of the asset on the basis of units produced.

Comparative consolidated financial statements

The consolidated financial statements for the six month period ended June 30, 2003 have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements for the six month period ended June 30, 2004.

3.	STOCK-BASED COMPENSATION

On January 1, 2003, the Company prospectively adopted the recommendations in The CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Six months ended June 30
	2004	2003
Net loss as reported	$(2,562,366)	$(1,643,736)
Estimated stock-based compensation costs	(121,968)	(152,098)

Pro forma net loss	$(2,684,334)	$(1,795,834)

Pro forma basic and diluted loss per common share	$(0.13)	$(0.09)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: risk-free interest rate of 4.56%, expected dividend yield of nil, expected volatility of 55.5%, and expected option life of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s audited financial statements as at and for the year ended December 31, 2003.

The assumptions for options granted in 2004 were approximately as follows: risk free interest rate of 3.80%, expected dividend yield of nil, expected volatility of 48.9% and expected life of five years.

The Black-Scholes option pricing model, used by IMI to calculate option values, as well as other accepted option valuation models were developed to estimate fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from IMI’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of IMI’s stock option awards.

Additional disclosure related to stock-based compensation is provided in IMI’s audited financial statements as at and for the year ended December 31, 2003.

4.	SHARE CAPITAL

a)	Authorized

The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, an unlimited number of preferred shares, issuable in series, and 1,104,000 shares of a class designated as preferred shares, series I. There are no preferred shares or preferred shares, series I issued and outstanding.

b)	Issued and outstanding shares

Common shares	Number #	Stated value $	Contributed surplus $	Total $
Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846
Issued on exercise of options	3,150	10,868	—	10,868
Issuance of stock options	—	—	52,563	52,563
Expiry of warrants	—	—	108,000	108,000

Balance, March 31, 2004	21,264,052	24,067,721	884,556	24,952,277
Issued on exercise of options	5,000	12,500	—	12,500
Issuance of stock options	—	—	105,050	105,050

Balance, June 30, 2004	21,269,052	24,080,221	989,606	25,069,827

c)	Options

	Shares #	Weighted Average Exercise Price $

Balance, December 31, 2003	1,971,785	3.46
Granted	185,000	3.99
Exercised	(3,150)	3.45
Expired	(89,350)	3.72

Balance, March 31, 2004	2,064,285	3.50
Granted	46,000	3.38
Exercised	(5,000)	2.50

Balance, June 30, 2004	2,105,285	3.50

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances related to operations comprise the following:

	Six months ended June 30
	2004	2003
Accounts receivable	$(53,500)	$—
Prepaid expenses and other receivables	98,963	103,869
Investment tax credits receivable	(100,000)	56,000
Accounts payable and accrued liabilities	(18,278)	(252,396)

	$(72,815)	$(92,527)

Included in accounts payable and accrued liabilities are capital asset acquisitions of $4,429, which have not been included in the consolidated statements of cash flows.

6.	COMMERCIALIZATION AGREEMENT

On May 28, 2004, IMI expanded upon its existing Canadian marketing agreement with McNeil Consumer Healthcare and completed an exclusive worldwide licensing agreement to sell IMI’s skin cholesterol tests under the brand name PREVU* Skin Sterol test. The agreement has a minimum term of ten years. Under the financial terms of the agreement, IMI received a $3.0 million upfront payment and can receive a series of additional payments of up to $15.75 million upon the achievement of specific milestones. In addition to sales of the products to McNeil, IMI also receives royalties on McNeil’s sales of the products.

7.	RELATED PARTY TRANSACTION

At June 30, 2004, there was a receivable for an executive of IMI in the amount of approximately $9,000 which has subsequently been received.

8.	SUBSEQUENT EVENT

On November 2, 2004, IMI offered to acquire all of the issued and outstanding common shares of Ibex Technologies Inc., a TSX listed company focused on the development of technologies for the management of cancer and arthritis. The total value of the offer, which includes both cash and common shares of IMI, is approximately $9.0 million. The offer is subject to certain conditions including acceptance by Ibex shareholders.

On September 13, 2004, an executive of IMI exercised, on a cashless basis, 75,000 options to acquire common shares of IMI at $2.15. IMI issued 27,713 common shares to the executive with an aggregate value equal to the difference between the exercise price of the options and the fair market value of IMI common shares on September 13, 2004. The TSX and the Board of Directors of IMI approved this cashless exercise.

Consolidated Financial Statements

IMI International Medical Innovations Inc.

December 31, 2003

AUDITORS’ REPORT

To the Directors of

IMI International Medical Innovations Inc.

We have audited the consolidated balance sheets of IMI International Medical Innovations Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003 and 2002 and the 11-month period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and the 11-month period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2003.

Toronto, Canada,	/s/ Ernst & Young
March 5, 2004.	Chartered Accountants

IMI International Medical Innovations Inc.

Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS

As at December 31

	2003 $	2002 $
ASSETS
Current
Cash and cash equivalents	61,625	150,451
Short-term investments	6,635,135	9,961,743
Prepaid expenses and other receivables	340,489	237,591
Investment tax credits receivable	180,000	271,000

Total current assets	7,217,249	10,620,785

Capital assets, net [note 3]	403,205	191,632
Acquired technology, net of accumulated amortization of $693,684 [2002 - $580,291] [note 4[d][ii]]	453,573	566,966

	8,074,027	11,379,383

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	139,435	180,303
Accrued liabilities	403,213	409,252

Total current liabilities	542,648	589,555

Deferred revenue [note 6[a]]	93,100	100,000

Total liabilities	635,748	689,555

Commitments [note 6]

Shareholders’ equity
Capital stock [note 4]	24,780,846	23,785,884
Warrants [notes 4[d] and 6[b][iv]]	312,200	496,000
Deficit	(17,654,767)	(13,592,056)

Total shareholders’ equity	7,438,279	10,689,828

	8,074,027	11,379,383

See accompanying notes

On behalf of the Board:

“David A Rosenkrantz”	“Dr. H.B. Brent Norton”
Director	Director

IMI International Medical Innovations Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year ended December 31, 2003 $	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $
EXPENSES
Research and development	1,918,800	2,104,904	2,047,116
General and administration	2,361,602	2,141,207	1,500,434
Amortization	280,777	219,466	215,236

	4,561,179	4,465,577	3,762,786

RECOVERIES AND OTHER INCOME
Investment tax credits	223,146	189,908	131,000
Interest	275,322	257,407	386,580

	498,468	447,315	517,580

Net loss for the period	(4,062,711)	(4,018,262)	(3,245,206)
Deficit, beginning of period	(13,592,056)	(9,573,794)	(6,328,588)

Deficit, end of period	(17,654,767)	(13,592,056)	(9,573,794)

Basic and diluted loss per share	$(0.19)	$(0.20)	$(0.17)

Weighted average number of common shares outstanding	20,967,677	20,406,733	19,097,390

See accompanying notes

IMI International Medical Innovations Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2003 $	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $
OPERATING ACTIVITIES
Net loss for the period	(4,062,711)	(4,018,262)	(3,245,206)
Add items not involving cash
Amortization	280,777	219,466	215,236
Stock compensation costs included in:
Research and development expense	189,105	81,905	—
General and administration expense	255,112	36,483	—
Loss on sale of capital asset	3,873	—	1,139

	(3,333,844)	(3,680,408)	(3,028,831)
Net change in non-cash working capital balances related to operations [note 7]	(61,870)	130,841	(209,865)

Cash used in operating activities	(3,395,714)	(3,549,567)	(3,238,696)

INVESTING ACTIVITIES
Short-term investments	3,326,608	(2,603,943)	642,836
Purchase of acquired technology [note 4[d][ii]]	—	—	(381,507)
Purchase of capital assets	(385,605)	(20,804)	(275,492)
Proceeds on sale of capital asset	2,775	—	2,376

Cash provided by (used in) investing activities	2,943,778	(2,624,747)	(11,787)

FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	363,110	5,731,386	1,278,328

Cash provided by financing activities	363,110	5,731,386	1,278,328

Net decrease in cash and cash equivalents during the period	(88,826)	(442,928)	(1,972,155)
Cash and cash equivalents, beginning of period	150,451	593,379	2,565,534

Cash and cash equivalents, end of period	61,625	150,451	593,379

Represented by:
Cash	61,625	148,270	376,190
Cash equivalents	—	2,181	217,189

	61,625	150,451	593,379

See accompanying notes

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

1. NATURE OF THE COMPANY AND BASIS OF PRESENTATION

IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test used to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

In December 2001, the Company changed its fiscal year end from January 31 to December 31, therefore comparative consolidated statements of loss and deficit and cash flows are presented for the 11-month period ended December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

New pronouncements

Effective January 1, 2003, the Company adopted the guidelines relating to the disclosure by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued as required by The Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 14, “Disclosure of Guarantees”. The adoption of this pronouncement had no effect on the Company’s consolidated financial statements.

Effective January 1, 2004, the Company will adopt CICA Handbook Section 3063, “Impairment of Long-Lived Assets” that was issued during 2003. Adopting this section will impact the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. A loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset’s fair value [based on discounted cash flows] from its carrying value. Previously, the loss was determined by deducting the asset’s net recoverable value [based on undiscounted cash flows] from its carrying value. The Company has reviewed its policies and determined that there is no impact as a result of the Company adopting this section.

During 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” [“AcG-15”]. AcG-15 sets out the criteria for identifying variable interest entities and criteria for determining what entity, if any, should consolidate them. The Company will adopt the disclosure requirements of AcG-15 effective January 1, 2004 and is currently reviewing the impact of the Guideline.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”] consistently applied within the framework of the significant accounting policies summarized below. With respect to the consolidated financial statements of the Company, the significant differences between Canadian and United States generally accepted accounting principles [“U.S. GAAP”] are described and reconciled in note 8.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, IMI International Medical Innovations Inc. Berne, incorporated under the laws of Switzerland. All significant intercompany transactions and balances have been eliminated upon consolidation.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

Revenue recognition

License revenue is recognized over the term of the related license.

Foreign currency translation

Foreign operations are considered integrated and are translated using the temporal method. Monetary items are translated using the exchange rate in effect at the period end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the period except for amortization of capital assets, which is translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net loss for the period.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased. Cash equivalents at December 31, 2003 were comprised of money market funds with an average interest rate of 2.6% [2002 - 2.6%].

Short-term investments

Short-term investments are carried at the lower of cost and market. Short-term investments at December 31, 2003 were comprised of bonds and bankers’ acceptances with interest rates of approximately 2.6% [2002 - 2.8%]. Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Capital assets

Capital assets are recorded at acquisition cost less accumulated amortization.

The Company provides for amortization on the declining balance basis at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Acquired technology

Patents and technology acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. The Company records a write down in acquired technology when there is a change in circumstances, such as unfavorable clinical trial results, suggesting an impairment has occurred.

Guarantees

Many of the Company’s agreements, specifically those related to financing, research and development and supply arrangements, include indemnification provisions where the Company may be required to make payment to the counterparty. Such payments relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets,

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

consents to transfer, employment matters, litigation and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. At December 31, 2003, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

Research and development and related investment tax credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Advance collaboration funding, which is a reimbursement for specific expenditures, has been applied against research and development.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	for capital assets - as a reduction of the cost of the related asset; and

•	for operating expenses - as a recovery within the consolidated statements of loss and deficit.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per share

Loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share. Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share. Consequently, there is no difference between basic loss per share and diluted loss per share.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

Stock-based compensation

The Company has two stock-based compensation plans, which are described in notes 4[e] and [f].

Effective January 1, 2002, stock options and other equity instruments issued to non-employees and direct awards of stock granted to employees are accounted for using the fair value method of accounting. Prior to January 1, 2002, there was no recognition of stock options and equity instruments issued to non-employees as it was not prescribed by Canadian GAAP.

On January 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

Consideration paid on the exercise of stock options and warrants is credited to capital stock.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

Effective January 1, 2002, shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as an expense in the consolidated statements of loss and deficit [note 4[f]]. Shares issued to employees on the exercise of options in exchange for non-recourse loans are accounted for as options.

	2003	2002
	$	$
Net loss as reported	(4,062,711)	(4,018,262)
Estimated stock-based compensation costs	(250,350)	(713,589)

Pro forma net loss	(4,313,061)	(4,731,851)

Pro forma basic and diluted loss per common share	$(0.21)	$(0.23)

The assumptions used to calculate the estimated stock-based compensation costs are consistent with those used for U.S. GAAP reporting purposes [note 8[g]].

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

3. CAPITAL ASSETS

Capital assets consist of the following:

	2003
	Cost	Accumulated amortization	Net book value
	$	$	$
Computer equipment	192,671	111,659	81,012
Furniture and equipment	55,802	38,936	16,866
Research instrumentation	568,753	282,587	286,166
Laboratory equipment	25,456	9,197	16,259
Leasehold improvements	8,705	5,803	2,902

	851,387	448,182	403,205

	2002
	Cost	Accumulated amortization	Net book value
	$	$	$
Computer equipment	126,402	87,037	39,365
Furniture and equipment	55,802	34,719	21,083
Research instrumentation	284,312	159,944	124,368
Laboratory equipment	7,306	5,133	2,173
Leasehold improvements	8,705	4,062	4,643

	482,527	290,895	191,632

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

4. CAPITAL STOCK

[a] Authorized

The authorized capital stock of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

[b] Issued and outstanding shares

	Number	Stated value	Contributed surplus	Total
Common shares	#	$	$	$
Balance, January 31, 2001	18,655,199	16,863,108	71,054	16,934,162
Issued on exercise of warrants [note 4[d]]	753,358	1,147,611	—	1,147,611
Issued under share purchase plan [note 4[f]]	12,087	—	—	—
Issued on exercise of options [note 4[e]]	144,750	130,717	—	130,717

Balance, December 31, 2001	19,565,394	18,141,436	71,054	18,212,490
Issued on exercise of warrants	4,202	25,000	—	25,000
Expiry of warrants	—	—	5,000	5,000
Issued pursuant to private placement [note 4[c]]	1,200,000	5,282,196	—	5,282,196
Issuance of stock options [note 4[e]]	—	—	43,234	43,234
Issued under share purchase plan [note 4[f]]	9,764	47,219	—	47,219
Issued on exercise of options [note 4[e]]	377,600	425,790	—	425,790
Share purchase loans [note 4[e]]	(375,000)	(255,045)	—	(255,045)

Balance, December 31, 2002	20,781,960	23,666,596	119,288	23,785,884
Expiry of warrants	—	—	191,000	191,000
Issuance of stock options [note 4[e]]	—	—	413,705	413,705
Issued under share purchase plan [note 4[f]]	8,942	27,147	—	27,147
Issued on exercise of options [note 4[e]]	290,000	238,070	—	238,070
Repayment of share purchase loans [note 4[e]]	180,000	125,040	—	125,040

Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846

[c] Private placement

Year ended December 31, 2002 transactions

During the year ended December 31, 2002, the Company issued, by way of private placement, 1,200,000 common shares at a price of $5.00 per common share for gross proceeds of $6,000,000 less issue costs of $529,404 [net $5,470,596].

In connection with this offering, the Company granted to the agent compensation warrants to purchase up to 120,000 common shares at an exercise price of $5.50 per share, exercisable at any time on or before April 2, 2003. The fair value of the warrants at the date of grant was estimated as $188,400, using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of the warrants are as follows: expected volatility of 49%, risk-free interest rate of 3.42%, and expected warrant life of one year. The warrants expired unexercised on April 2, 2003.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

[d] Warrants

[i] Year ended December 31, 2003 transactions

During the year ended December 31, 2003, the Company issued 10,000 warrants, pursuant to a research collaboration agreement dated October 31, 2000, at an estimated fair value of $7,200. Under the terms of the agreement, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50, such warrants to be issued in annual increments of 10,000 warrants exercisable immediately and expiring in one year. During each of the year ended December 31, 2002 and the 11-month period ended December 31, 2001, the Company issued 10,000 of these warrants, which expired unexercised on October 31, 2003 and October 31, 2002, respectively.

For valuation purposes, the Company has applied the Black-Scholes option pricing model to determine the estimated fair value of the warrants. The assumptions used to calculate the fair value of the warrants are as follows: expected volatility of 42%, risk-free interest rate of 3.06%, and expected warrant life of one year.

The Company provided loans to two of its executive officers during the year ended December 31, 2002, totaling $165,000, one executive officer during the 11-month period ended December 31, 2001 [$60,030] and two executive officers during the year ended January 31, 1999 [$30,015] in order to exercise options and warrants. The balance of these loans at December 31, 2003 was $130,005 [2002 - $255,045]. The loans outstanding as at year end bear interest at 5%, are payable on demand and are unsecured. Repayments of $125,040 were received by the Company during the year, and have been reflected as issuance of capital stock within the statement of cash flows. The amount of all loans outstanding has been deducted from capital stock until such time as the loans are repaid.

[ii] 11-month period ended December 31, 2001 transactions

During the 11-month period ended December 31, 2001, pursuant to a license agreement, the Company granted warrants to purchase up to 75,000 common shares at an exercise price of $4.50 which have an estimated fair value of $108,000. The warrants are exercisable as follows: [a] 37,500 common shares at any time after March 2002 and prior to March 2004, and [b] 37,500 common shares at any time after March 2003 and prior to March 2004. Pursuant to another license agreement, the Company granted warrants to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50, which have an estimated fair value of $197,000 and expire in 2006. The fair values have been estimated using the Black-Scholes option pricing model.

The technologies acquired through these license agreements relate to the ColorectAlert™ License Agreement and to the Procyon License Agreement [note 6[b][iii]]. Total consideration paid for these technologies was $686,507, of which $381,507 was paid in cash and the balance in warrants, with an estimated fair value of $305,000.

During the 11-month period ended December 31, 2001, 753,358 common shares were issued for total proceeds of $1,147,611 in connection with options granted during the years ended January 31, 2001 and 2000 to the agent of the Company’s private placements and holders of the purchase warrants.

[e] Options

Prior to May 1, 1998, the Company granted options to its employees, directors and consultants under a stock option plan, of which none of these options remain outstanding as at December 31, 2003. Under the new 1998 Stock Option Plan, the Company may issue options for up to 3,000,000 common shares. As at December 31,

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

2003, 2,174,135 options had been issued, of which 1,971,785 remain outstanding under this plan and the remaining 825,865 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company’s stock at the time of the grant and no option may have a term exceeding 10 years.

Certain of the options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options are presented below:

Fixed stock options

Fixed stock options vest on an annual basis over a period of up to five years. A summary of the status of fixed stock options as at December 31, 2003, 2002 and 2001 and changes during the years and 11-month period ended on those dates is presented below:

	December 31, 2003		December 31, 2002		December 31, 2001
	Number of shares #	Weighted average exercise price $	Number of shares #	Weighted average exercise price $	Number of shares #	Weighted average exercise price $
Outstanding, beginning of period	1,310,750	3.44	981,750	2.43	829,000	1.70
Granted	559,285	3.43	714,000	3.59	308,750	3.71
Exercised	(20,000)	2.65	(377,600)	1.13	(144,750)	0.90
Expired or forfeited	(93,000)	3.32	(7,400)	2.02	(11,250)	3.65

Outstanding, end of period	1,757,035	3.45	1,310,750	3.44	981,750	2.43

Options exercisable at period end	973,700		764,350		829,400

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of exercise prices $	Number outstanding #	Weighted average remaining life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
2.15 - 2.99	755,285	3.43	2.74	376,000	2.66
3.00 - 3.65	248,250	2.16	3.46	212,400	3.47
4.00 - 4.74	733,500	3.47	4.10	381,300	4.19
6.05 - 6.05	20,000	3.43	6.05	4,000	6.05

	1,757,035			973,700

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

Performance stock options

Performance stock options vest immediately upon the achievement of certain milestones as determined by the Board of Directors at the time of issuance. Compensation expense for performance stock options is recorded when it is determined that achievement of the milestone is likely. The performance stock option milestones include criteria measured by product-related goals and corporate goals. Product-related goals include: product development, completion of clinical trials, regulatory submissions, regulatory approvals, signing of marketing partners and commercial launch of the Company’s products. The corporate goals include: successful investor and public relations activities related to media publications and investor analyst coverage, as well as financial goals including completion of financings and government grants.

A summary of the status of performance stock options as at December 31, 2003, 2002 and 2001 and changes during the years and 11-month period ended on those dates is presented below:

	December 31, 2003		December 31, 2002		December 31, 2001
	Number of shares #	Weighted average exercise price $	Number of shares #	Weighted average exercise price $	Number of shares #	Weighted average exercise price $
Outstanding, beginning of period	487,750	1.96	615,250	1.26	560,000	0.99
Granted	—	—	85,500	3.91	70,250	3.74
Exercised	(270,000)	0.69	—	—	—	—
Expired or forfeited	(3,000)	3.55	(213,000)	0.72	(15,000)	3.65

Outstanding, end of period	214,750	3.54	487,750	1.96	615,250	1.26

Options exercisable at period end	111,275		368,075		133,375

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of exercise prices $	Number outstanding #	Weighted average remaining life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
2.50 - 3.45	79,750	2.27	2.69	45,975	2.65
4.00 - 4.30	135,000	2.77	4.04	65,300	4.07

	214,750			111,275

[f]    Employee share purchase plan

As a result of ongoing interest by its employees and directors to purchase shares of the Company, the Company implemented a share purchase plan effective March 22, 1999, as amended. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of 50% of the maximum allowable annual contribution for registered retirement savings plans (being $7,250 as at December 31, 2003) or 9% of the employee’s annual salary. The maximum number of common shares which may be issued by the

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

Company pursuant to the share purchase plan is 350,000. Under the plan, the Company issued 8,942 common shares to employees and directors during the year ended December 31, 2003 and 9,764 and 12,087 shares during the year ended December 31, 2002 and the 11-month period ended December 31, 2001, respectively.

5. INCOME TAXES

[a]	Significant components of the Company’s future tax assets and liabilities are as follows:

	2003	2002
	$	$
Future tax assets
Federal tax loss carryforwards	1,902,320	1,531,630
Ontario tax loss carryforwards	1,343,618	633,732
Financing and share issue costs	203,430	242,264
SR&ED expenditures	2,169,052	1,365,816
Capital assets	41,876	9,674

Future tax assets before valuation allowance	5,660,296	3,783,116
Valuation allowance	(5,660,296)	(3,783,116)

Net future tax assets (liabilities)	—	—

No net future tax assets have been recognized in the consolidated financial statements as the realization of the net future tax assets does not meet the more likely than not recognition criteria.

[b]	The Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed Federal Canadian scientific research investment tax credits. The losses and investment tax credits can be used to offset future years’ Canadian taxable income, the benefit of which has not been recorded in the accounts. The approximate tax losses and investment tax credits expire as follows:

	Federal	Ontario	Investment tax credits
	$	$	$
2004	—	147,000	—
2005	351,000	767,000	—
2006	832,000	989,000	—
2007	1,062,000	1,340,000	—
2008	1,562,000	1,562,000	—
2009	2,731,000	2,731,000	—
2010	2,061,000	2,061,000	—
2011	—	—	—
2012	—	—	898,625
2013	—	—	396,292

	8,599,000	9,597,000	1,294,917

[c]	The Company has available scientific research and experimental development [SR&ED] expenditures for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. The total of such expenditures accumulated to December 31, 2003 is approximately $6,005,000. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

[d]	The Company is entitled to receive Provincial investment tax credits relating to scientific research and experimental development costs incurred, the benefits of which have been accrued in the accounts.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

6. COMMITMENTS

[a]	Commercialization agreement

On May 10, 2002 the Company entered into an agreement with McNeil [“McNeil”] to market and distribute the Company’s test for coronary artery disease in Canada. Pursuant to an amendment to this agreement, dated December 20, 2002, and upon payment to the Company of $100,000, McNeil exercised an option to expand its marketing rights in Canada to include the laboratory field and to extend the territory for the insurance laboratory field to include the United States and Mexico. The amended agreement provides McNeil with exclusive rights, in these fields and in this territory, to the professional skin cholesterol test system and the future version for consumer use, both of which will be jointly developed by McNeil and the Company. The term of the agreement is 15 years and requires McNeil to purchase the Company’s skin cholesterol test and to pay ongoing royalties to the Company on sales, in addition to a series of financial milestone payments of up to $3,300,000, which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. The Company may terminate this agreement if certain minimum levels of sales are not met. Since all future royalties and milestone payments under this agreement are based on sales by McNeil, which sales have not commenced, the Company is unable at this time to estimate the aggregate future payments that could be received under this agreement.

[b]	Research and collaboration agreements

The Company has entered into agreements with various clinical sites to conduct clinical trials on its technologies. The Company is committed upon the progressive completion of the trials to make further payments of approximately $982,000.

The Company has acquired or is developing in collaboration with others a number of technologies which will require the Company to make payments upon the successful achievement of certain technological milestones. Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties. The Company is committed, upon the successful achievement of future operating performance milestones, to make further payments of approximately $609,000 and to issue up to 10,000 purchase warrants at an exercise price of $4.50 [note 4[d][i]] to these parties.

[i]	Pursuant to agreements [the “ColorectAlertTM License Agreements”] dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Company and Dr. A.K.M. Shamsuddin [the “ColorectAlertTM Inventor”], the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions [“ColorectAlertTM”]. Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenues from sales of this technology. As at December 31, 2003, the Company has made milestone payments under the ColorectAlertTM License Agreements of approximately $328,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $165,000. In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50 per share to the ColorectAlertTM Inventor [note 4[d][ii]]. The agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

[ii]	On June 19, 2001, the Company entered into an exclusive agreement with Diagnostic Chemicals Limited [“DCL”] to manufacture and supply the Company with Cholesterol 1,2,3TM test kits for the U.S. and Canada. The term of the DCL agreement is five years unless earlier terminated by either party upon the material breach by the other party or by the Company within 180 days notice or by DCL within 12 months notice.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

[iii]	The Company entered into an agreement with Procyon Biopharma Inc. [“Procyon”] dated March 19, 2001, as amended [the “Procyon License Agreement”], whereby the Company has the right to complete the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPathTM technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucous-based colorectal cancer tests. As at December 31, 2003, the Company has made milestone payments under the Procyon License Agreement of $125,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000. The Procyon License Agreement does not have a fixed termination date and it may be terminated upon written agreement of the parties, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlertTM or ColoPathTM or met minimum levels of sales of these products. In addition, the Company granted to Procyon warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share in connection with this agreement. These warrants expire on March 19, 2004 [note 4[d][ii]].

[iv]	The Company has a research alliance with McMaster University [“McMaster”]. This research service agreement, dated October 31, 2000, requires the Company to provide research and development funding to McMaster in an amount of $120,000 per year in support of the development of gene-based cancer products. The Company also has the right under this agreement for the use of laboratory facilities at McMaster. As at December 31, 2003, the Company has paid $390,000 to McMaster under this agreement. The Company has granted or will grant warrants to purchase up to 10,000 shares per year at an exercise price of $4.50 per share to McMaster under this agreement. This agreement has a termination date of October 31, 2005 and may be terminated earlier by the Company upon six months notice.

[v]	The Company entered into an agreement with Dr. S. Hakky dated August 30, 2000, as amended [the “Hakky License Agreement”], whereby the Company assumed responsibility for the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute this technology exclusively on a worldwide basis. Further development of the technology was discontinued in 2003.

[vi]	On May 10, 1999, the Company entered into an agreement with X-Rite, Incorporated [“X-Rite”] to develop and supply the Company with a hand-held instrument and related software for Cholesterol 1,2,3TM, for use in a professional setting. Pursuant to the terms of the X-Rite Agreement, the Company has agreed to purchase all of the worldwide requirements for colour measuring devices and related software for use by the Company in marketing and selling Cholesterol 1,2,3TM systems in point-of-care applications in a professional setting from X-Rite. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the material breach by the other party or, at the option of X-Rite, if a certain minimum number of X-Rite instruments are not purchased. Further, under specific conditions, the Company may be required to make certain payments to X-Rite if less than a minimum number of X-Rite instruments have been purchased by the Company during a specified period following FDA clearance of Cholesterol 1,2,3TM. As at December 31, 2003, other than for purchases of X-Rite instruments in the ordinary course of business, the Company has not made any such payments to X-Rite.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

[c]	Operating leases

The Company has future minimum annual lease payments under operating leases for its office premises as follows:

$
2004	78,000
2005	31,000

109,000

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances related to operations comprise:

	Year ended December 31, 2003 $	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $
Prepaid expenses and other receivables	(99,063)	(103,452)	(66,935)
Investment tax credits receivable	91,000	(60,000)	(131,000)
Accounts payable and accrued liabilities	(46,907)	230,881	7,070
Advance collaboration funding	—	(36,588)	(19,000)
Deferred revenue	(6,900)	100,000	—

	(61,870)	130,841	(209,865)

Excluded from the consolidated statement of cash flows for the year ended December 31, 2003 is the issuance of warrants paid as consideration for services of $6,000 as described in notes 4[c] and 4[d][i].

Excluded from the consolidated statement of cash flows for the year ended December 31, 2002 is the issuance of compensation options issued in connection with the private placement of common shares of $188,400, the issuance of common shares for consideration of share purchase loans of $165,000 as described in note 4[d][i] and the issuance of warrants paid as consideration for services of $2,165 as described in notes 4[c] and 4[d][i].

For the 11-month period ended December 31, 2001, excluded is the issuance of warrants paid as consideration in acquiring certain technology of $305,000 and services of $5,000. Included as a purchase of capital assets is an amount of $84,782 that was included in accounts payable and accrued liabilities for the year ended January 31, 2001.

8. RECONCILIATION OF CANADIAN TO UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

If U.S. GAAP were followed, the effects on the consolidated statements of loss and deficit would be as follows:

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

	Year ended December 31, 2003 $	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $
Net loss for the period [Canadian GAAP]	(4,062,711)	(4,018,262)	(3,245,206)
Adjustments
Amortization of acquired technology [a]	113,393	141,742	126,138
Acquired technology expense [a]	—	—	(686,507)
Fixed stock options granted to employees [b]	—	(5,625)	(7,500)
Fixed stock options granted to non-employees [c]	—	(57,521)	(48,923)
Performance stock options [d]	—	(931,474)	(254,838)
Share purchase plan [e]	—	—	(45,744)

Net loss and comprehensive loss for the period
[U.S. GAAP] [f]	(3,949,318)	(4,871,140)	(4,162,580)

Basic and diluted loss per share
[U.S. GAAP]	$(0.19)	$(0.24)	$(0.22)

Weighted average number of common shares outstanding
Basic and diluted	20,967,677	20,406,733	19,097,390

Excluded from the diluted weighted average number of common shares outstanding are:
Employee stock options	—	—	533,982
Warrants	—	—	4,188

Basic loss per common share is determined using the weighted average number of common shares outstanding during the periods. As a result of the net losses for the years ended December 31, 2003 and 2002 and the 11-month period ended December 31, 2001, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, and therefore have not been included in the calculation of diluted loss per share.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

Consolidated balance sheet items, which would vary under U.S. GAAP, are as follows:

	December 31, 2003 $	December 31, 2002 $	December 31, 2001 $
ASSETS
Acquired technology, net [a]	—	—	—

	7,620,454	10,812,417	8,635,250

SHAREHOLDERS’ EQUITY
Capital stock	28,789,296	28,399,039	22,850,029
Additional paid-in capital	2,855,856	1,705,634	724,250
Warrants	312,200	496,000	310,000
Deferred compensation	(610,608)	(65,091)	(102,711)
Deficit accumulated during the development stage	(24,362,038)	(20,412,720)	(15,541,580)

	6,984,706	10,122,862	8,239,988

If U.S. GAAP were followed, the effects on the consolidated statements of cash flows would be as follows:

	Year ended December 31, 2003 $	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $
OPERATING ACTIVITIES
Balance under Canadian GAAP	(3,395,714)	(3,549,567)	(3,238,696)
Acquired technology	—	—	(381,507)

Balance under U.S. GAAP	(3,395,714)	(3,549,567)	(3,620,203)

INVESTING ACTIVITIES
Balance under Canadian GAAP	2,943,778	(2,624,747)	(11,787)
Acquired technology	—	—	381,507

Balance under U.S. GAAP	2,943,778	(2,624,747)	369,720

FINANCING ACTIVITIES

Balances under Canadian GAAP of $363,110 for the year ended December 31, 2003, $5,731,386 for the year ended December 31, 2002 and $1,278,328 for the 11-month period ended December 31, 2001 remain unchanged for U.S. GAAP purposes.

Since inception, the Company has not had significant revenue from operations. Accordingly, under Statement of Financial Accounting Standard [“FAS”] No. 7, “Accounting and Reporting by Development Stage Enterprise” [“FAS 7”], the Company is considered to be a development stage enterprise under U.S. GAAP. FAS 7 requires development stage enterprises to disclose additional financial statement information, which is presented in note 8[h].

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

In accordance with Section 3870 of the CICA Handbook, under Canadian GAAP, stock options and warrants awarded to non-employees in 2002 are accounted for using the fair value method. Under U.S. GAAP, the method of accounting for stock options is dependent upon who the option is issued to and whether the option is fixed or based on certain performance criteria. The Company follows Accounting Principles Board Opinion [“APB”] No. 25, “Accounting for Stock Issued to Employees” [“APB 25”] for awards issued to employees and FAS 123, “Accounting for Stock-Based Compensation” [“FAS 123”] for awards issued to non-employees. Accounting differences under Canadian GAAP and U.S. GAAP for stock options are described below.

[a] Acquired technology

Under U.S. GAAP, the Company’s acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses, is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS 2, “Accounting for Research and Development Costs”. The Company’s acquired technology does not have an alternative future use given its specialized nature and limited alternative use. Under Canadian GAAP, the acquired technology is considered to be a development asset which is capitalized and amortized over its expected useful life.

[b] Fixed stock options granted to employees

APB 25 requires the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the Company’s employee stock options on the grant date. Under Canadian GAAP, in accordance with Section 3870, the Company was not required to record compensation expense for stock options granted to employees until January 1, 2004. However, the Company elected to record the expense for the year ended December 31, 2003.

On January 1, 2003, the Company prospectively adopted the recommendations of FAS 123. Under the new policy, stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and loss per share is provided below as if these awards were accounted for using the fair value method.

[c] Fixed stock options granted to non-employees

During the course of developing the Company’s products, stock options were granted to consultants, researchers and advisors who are classified as non-employees. Stock options issued to non-employees are accounted for at fair value under the provisions of FAS 123. For options granted during 2002, this treatment is consistent with the provisions of Section 3870. However, a Canadian-U.S. GAAP difference still arises on the amortization of fixed options granted to non-employees prior to January 1, 2002 as no compensation expense is recorded under Canadian GAAP for stock options granted to non-employees prior to January 1, 2002.

Fair value is determined using the Black-Scholes option pricing model, using assumptions as disclosed in note 8[g].

[d] Performance stock options

The Company granted performance stock options to employees that vest upon the achievement of certain milestones. In accordance with APB 25, such stock options are accounted for using the variable method of accounting until the performance milestone is achieved. Under variable accounting, if it is likely that the milestone will be met, the associated compensation is recalculated at each reporting date based on the current intrinsic value and amortized over the remaining vesting period. Under FAS 123, the fair value associated with these performance stock options is presented as part of the pro forma disclosure. The only Canadian-U.S. GAAP difference arises on the amortization of performance stock options granted to non-employees prior to January 1, 2002 as no compensation expense is recorded under Canadian GAAP for stock options granted to non-employees prior to January 1, 2002.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

[e] Share purchase plan

As discussed in note 4[f], effective March 22, 1999, the Company implemented a share purchase plan whereby the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares. For purposes of U.S. GAAP, the fair value of common shares issued from treasury under the share purchase plan, as determined by the quoted market price, has been recorded as compensation expense. Under Canadian GAAP, the fair value of shares issued under the share purchase plan on or after January 1, 2002 has been recorded as compensation expense as they represent direct awards of stock.

[f] Comprehensive income

FAS 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the periods presented, the Company did not have any material transaction that would otherwise have had an impact on comprehensive income. As such, net loss for the period under U.S. GAAP is consistent with comprehensive income.

[g] FAS 123 pro forma disclosures

FAS 123 requires pro forma disclosures of net loss and loss per share, as if the fair value method, as opposed to the intrinsic value based method, of accounting for employee stock options had been applied.

The following table presents the Company’s net loss and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option pricing model:

	Year ended December 31, 2003 $	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $
Net loss for the period
U.S. GAAP – as reported	(3,949,318)	(4,871,140)	(4,162,580)
Pro forma stock-based compensation expense	(428,226)	(1,012,476)	(284,321)

Net loss under U.S. GAAP - pro forma	(4,377,544)	(5,883,616)	(4,446,901)

Basic and diluted loss per share [U.S. GAAP]
As reported	$(0.19)	$(0.24)	$(0.22)
Pro forma	$(0.21)	$(0.29)	$(0.23)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model are approximately as follows:

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

	Year ended December 31, 2003 $	Year ended December 31, 2002 $	11-month period ended December 31, 2001 $
Expected volatility	54.3%	55.5%	59.1%
Risk-free interest rate	4.06%	4.56%	5.14%
Expected option life	5 years	5 years	5 years

Dividend yield assumption used for all periods presented was nil.

The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

[h] Development stage disclosures

FAS 7 requires development stage companies to disclose, in addition to the same basic financial statements as presented in these consolidated financial statements, the following information:

[i]	Consolidated statement of loss:

Cumulative from inception on November 9, 1992 $
EXPENSES
Research and development	10,405,436
General and administration	8,802,953
Acquired technology	1,147,257
Stock option compensation	6,816,303
Amortization	473,828

27,645,777

RECOVERIES AND OTHER INCOME
Investment tax credits	1,670,856
Interest	1,549,063
Government grants	63,820

3,283,739

Cumulative net loss from inception	(24,362,038)

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

[ii]	Consolidated statement of cash flows:

Cumulative from inception on November 9 1992 $
Cash used in operating activities	(15,895,441)
Cash used in investing activities	(8,352,320)
Cash provided by financing activities	24,309,386

Cumulative increase in cash and cash equivalents from inception	61,625

[iii]	The following represents the Company’s cumulative statement of shareholders’ equity determined in accordance with U.S. GAAP from inception:

	Series I Preferred Stock		Common stock		Additional paid-in capital $	Warrants $	Deferred compensation $	Deficit incurred in the development stage $	Total $
	#	$	#	$
	[000’s]		[000’s]
Balance, November 9, 1992	—	—	—	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	(374,703)	(374,703)
Issued for cash	—	—	6,420	255,004	—	—	—	—	255,004

Balance, January 31, 1994	—	—	6,420	255,004	—	—	—	(374,703)	(119,699)
Net loss for the year	—	—	—	—	—	—	—	(174,296)	(174,296)
Issued to extinguish a liability	—	—	720	240,000	—	—	—	—	240,000
Redemption	—	—	(2,337)	(130,695)	71,054	—	—	—	(59,641)

Balance, January 31, 1995	—	—	4,803	364,309	71,054	—	—	(548,999)	(113,636)
Net loss for the year	—	—	—	—	—	—	—	(325,193)	(325,193)
Issued for cash	—	—	528	264,000	—	—	—	—	264,000
Issued on exercise of warrants	—	—	450	150,000	—	—	—	—	150,000
Issued for services	—	—	90	45,000	—	—	—	—	45,000
Issuance of stock options	—	—	—	—	2,420	—	(2,420)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	202	—	202

Balance, January 31, 1996	—	—	5,871	823,309	73,474	—	(2,218)	(874,192)	20,373
Net loss for the year	—	—	—	—	—	—	—	(497,576)	(497,576)
Issued for cash	—	—	839	559,500	—	—	—	—	559,500
Issued on exercise of warrants	—	—	300	100,000	—	—	—	—	100,000
Issued for services	—	—	30	15,000	—	—	—	—	15,000
Issuance of stock options	—	—	—	—	23,736	—	(23,736)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	3,217	—	3,217

Balance, January 31, 1997	—	—	7,040	1,497,809	97,210	—	(22,737)	(1,371,768)	200,514

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

	Series I Preferred stock		Common stock		Additional paid-in capital $	Warrants $	Deferred compensation $	Deficit incurred in the development stage $	Total $
	#	$	#	$
	[000’s]		[000’s]
Balance, January 31, 1997	—	—	7,040	1,497,809	97,210	—	(22,737)	(1,371,768)	200,514
Net loss for the year	—	—	—	—	—	—	—	(809,216)	(809,216)
Issued on exercise of warrants	—	—	502	205,000	—	—	—	—	205,000
Issued on conversion of debenture	—	—	2,000	500,000	—	—	—	—	500,000
Issued for cash	—	—	2,267	1,478,942	—	—	—	—	1,478,942
Issued on exercise of options	—	—	72	54,000	(53,880)	—	—	—	120
Issuance of stock options	—	—	—	—	53,880	—	(53,880)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	65,144	—	65,144

Balance, January 31, 1998	—	—	11,881	3,735,751	97,210	—	(11,473)	(2,180,984)	1,640,504
Net loss for the year	—	—	—	—	—	—	—	(1,331,199)	(1,331,199)
Issued on exercise of warrants	—	—	269	179,001	—	—	—	—	179,001
Issued on purchase of technology	—	—	134	235,000	—	—	—	—	235,000
Issued for cash	1,104	11	—	—	—	—	—		11
Issued on exercise of options	—	—	132	78,480	(1,440)	—	—	—	77,040
Issuance of stock options	—	—	—	—	47,460	—	(47,460)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	48,905	—	48,905

Balance, January 31, 1999	1,104	11	12,416	4,228,232	143,230	—	(10,028)	(3,512,183)	849,262

Net loss for the year	—	—	—	—	—	—	—	(2,416,063)	(2,416,063)
Conversion of Series I Preferred Shares	(559)	(6)	—	—	—	—	—	—	(6)
Issued on conversion of Series I Preferred Shares	—	—	559	932,436	—	—	(932,430)	—	6
Issued under Special Warrants	—	—	1,200	1,034,159	—	—	—	—	1,034,159
Issued on exercise of warrants	—	—	342	256,500	—	—	—	—	256,500
Issued under share purchase plan [note 4[f]]	—	—	56	112,059	—	—	—	—	112,059
Issued on exercise of options	—	—	172	119,853	(24,228)	—	—	—	95,625
Issuance of stock options	—	—	—	—	117,600	—	(117,600)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	1,017,913	—	1,017,913

Balance, January 31, 2000	545	5	14,745	6,683,239	236,602	—	(42,145)	(5,928,246)	949,455

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

	Series I Preferred stock		Common stock		Additional paid-in capital $	Warrants $	Deferred compensation $	Deficit incurred in the development stage $	Total $
	#	$	#	$
	[000’s]		[000’s]
Balance, January 31, 2000	545	5	14,745	6,683,239	236,602	—	(42,145)	(5,928,246)	949,455
Net loss for the year	—	—	—	—	—	—	—	(5,450,754)	(5,450,754)
Conversion of Series I Preferred Shares	(545)	(5)	—	—	—	—	—	—	(5)
Issued on conversion of Series I Preferred Shares	—	—	545	3,504,845	—	—	(3,504,840)	—	5
Issued under Special Warrants	—	—	3,158	11,134,901	—	—	—	—	11,134,901
Issued on exercise of warrants [note 4[d]]	—	—	180	150,000	—	—	—	—	150,000
Issued under share purchase plan [note 4[f]]	—	—	7	29,472	—	—	—	—	29,472
Issued on exercise of options [note 4[e]]	—	—	20	19,000	—	—	—	—	19,000
Issuance of stock options	—	—	—	—	187,210	—	(187,210)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	3,625,162	—	3,625,162

Balance, January 31, 2001	—	—	18,655	21,521,457	423,812	—	(109,033)	(11,379,000)	10,457,236
Net loss for the period	—	—	—	—	—	—	—	(4,162,580)	(4,162,580)
Issued on exercise of warrants [note 4[d][ii]]	—	—	753	1,147,611	—	—	—	—	1,147,611
Issued under share purchase plan [note 4[f]]	—	—	12	45,744	—	—	—	—	45,744
Issued on exercise of options [note 4[e]]	—	—	145	135,217	(4,500)	—	—	—	130,717
Issued on purchase of technology [note 4[d][ii]]	—	—	—	—	—	305,000	—	—	305,000
Issued for services [note 4[d][i]]	—	—	—	—	—	5,000	—	—	5,000
Issuance of stock options	—	—	—	—	304,938	—	(304,938)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	311,260	—	311,260

Balance, December 31, 2001	—	—	19,565	22,850,029	724,250	310,000	(102,711)	(15,541,580)	8,239,988
Net loss for the year	—	—	—	—	—	—	—	(4,871,140)	(4,871,140)
Issued on exercise of warrants [note 4[d]]	—	—	4	25,000	—	—	—	—	25,000
Issued under share purchase plan [note 4[f]]	—	—	10	47,219	—	—	—	—	47,219
Issued pursuant to private placement [note 4[c]]	—	—	1,200	5,282,196	—	188,400	—	—	5,470,596
Issued on exercise of options [note 4[e]]	—	—	378	449,640	(23,850)	—	—	—	425,790
Issued for services [note 4[d][i]]	—	—	—	—	—	(2,400)	—	—	(2,400)
Issuance of stock options	—	—	—	—	1,005,234	—	(68,760)	—	936,474
Share purchase loans	—	—	(375)	(255,045)	—	—	—	—	(255,045)
Amortization of deferred compensation	—	—	—	—	—	—	106,380	—	106,380

Balance, December 31, 2002	—	—	20,782	28,399,039	1,705,634	496,000	(65,091)	(20,412,720)	10,122,862

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

	Series I Preferred stock		Common stock		Additional paid-in capital $	Warrants $	Deferred compensation $	Deficit incurred in the development stage $	Total $
	#	$	#	$
	[000’s]		[000’s]
Balance, December 31, 2002	—	—	20,782	28,399,039	1,705,634	496,000	(65,091)	(20,412,720)	10,122,862
Net loss for the year	—	—	—	—	—	—	—	(3,949,318)	(3,949,318)
Issued under share purchase plan [note 4[f]]	—	—	9	27,147	—	—	—	—	27,147
Issued on exercise of options [note 4[e]]	—	—	290	238,070	—	—	—	—	238,070
Expiry of warrants	—	—	—	—	191,000	(191,000)	—	—	—
Issuance of warrants	—	—	—	—	—	7,200	—	—	7,200
Issuance of stock options	—	—	—	—	959,222	—	(959,222)	—	—
Repayment of share purchase loans	—	—	180	125,040	—	—	—	—	125,040
Amortization of deferred compensation	—	—	—	—	—	—	413,705	—	413,705

Balance, December 31, 2003	—	—	21,261	28,789,296	2,855,856	312,200	(610,608)	(24,362,038)	6,984,706

Since the Company’s inception on November 9, 1992 up until the year ended January 31, 1994, in lieu of repaying liabilities of $255,004, the Company issued 6,420,000 common shares. The shares were issued to the original founders of the Company.

During the year ended January 31, 1995, the Company issued 720,000 common shares for aggregate cash proceeds of $240,000 and redeemed 2,337,000 common shares for total cash consideration of $59,641. The paid up capital amount of the shares redeemed was $130,695, thus resulting in a contributed surplus of $71,054.

During the year ended January 31, 1996, the Company issued in total 1,068,000 common shares. Of the total issuance, 528,000 of these common shares were issued for cash consideration of $264,000 and 90,000 were issued for management services. The fair value of the services received was approximately $45,000 and was expensed. In addition to the above issuance, the Company also issued 450,000 common shares upon the exercise of warrants at an exercise price of $0.33 per warrant for total proceeds of $150,000.

During the year ended January 31, 1997, the Company issued in total 1,169,250 common shares. Of the total issuance, 839,250 were issued for cash consideration of $559,500 and 30,000 were issued for management services. The fair value of the services received was approximately $15,000 and was expensed. During the year, the Company also issued 300,000 common shares for total proceeds of $100,000 in connection with warrants exercised. The exercise price of the warrants was $0.33 per warrant.

During the year ended January 31, 1998, in June 1997, in connection with discussions to initiate a public offering of its common shares, the Company obtained bridge financing in the form of a $500,000 convertible debenture. Subsequently, on October 31, 1997, upon closing of the initial public offering, the debenture was converted into 2,000,000 common shares of the Company. On October 31, 1997, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 2,266,667 common shares for net proceeds of $1,478,942 after deducting agents’ commissions, fees and other costs associated with the offering totaling $221,059. The Company also granted the agent of the initial public offering options to purchase an additional 342,000 common shares at a price of $0.75 per share. In addition, during the year, 72,000 options were exercised at a price of $0.00167 and 360,000 options expired upon termination of employment. In connection with the Company’s warrants, 502,000 common shares were issued for total proceeds of $205,000 at an average exercise price of $0.41 per warrant.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

During the year ended January 31, 1999, 268,372 warrants were exercised at a price of $0.667 and 128,750 warrants expired. Pursuant to the exercise of 45,000 of these warrants, share purchase demand loans of $30,015 were made to two executive officers of the Company, bearing interest at 5% per annum and collateralized by 45,000 common shares. The Company also issued 132,000 common shares related to the exercise of stock options at an average exercise price of $0.58. In addition, during the year, the Company created Series I Preferred Shares which are non-voting, carry no dividend rights, are convertible at the holder’s option prior to October 31, 2002 on a one for one basis into common shares upon achievement of certain predetermined corporate milestones and are redeemable by the Company after October 31, 2002 for $0.00001 per share. The Company issued 1,104,000 Series I Preferred Shares in replacement of stock options with the same rights and privileges. The Company has considered these Series I Preferred Shares as equivalent to performance based stock options and accordingly has recorded a compensation expense in the period when the performance milestones were met.

On May 27, 1998, the Company purchased an additional patent relating to a test to measure skin cholesterol, for a combination of cash and 14,286 common shares valued at $1.75 per share for total consideration of $50,000. In addition, in connection with the purchase of the remaining 11% of 2860601 Canada Inc. [“2860601”] that it did not already own, the Company paid a combination of cash and 120,000 common shares valued at $1.75 per share for total consideration of $260,750. As the only significant asset held by 2860601 was technology, the entire value of the incremental purchase was ascribed to acquired technology.

During the year ended January 31, 2000, the Company issued 342,000 common shares for total proceeds of $256,500 in connection with options granted in October 1997 to the agent of the Company’s initial public offering. The Company issued an aggregate of 55,774 common shares to employees under the Employee Share Purchase Plan for no additional consideration, which were valued at $112,059 and included as a compensation expense. In addition, upon the successful achievement of performance milestones, the Company issued 559,000 common shares to employees for no additional consideration pursuant to the conversion of previously issued Series I Preferred Shares. Subsequent to January 31, 2000, on March 17, 2000, the remaining milestones relating to the Series I Preferred Shares were achieved and the 545,000 preferred shares were converted into common shares for no additional consideration. For accounting purposes, a compensation expense of $932,430 and $2,896,740 was recorded in each respective period. On September 30, 1999, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 1,200,000 common shares and 600,000 common share purchase warrants for net proceeds of $1,034,159 after deducting agents’ commissions, fees and other costs associated with the offering totaling $165,841. Each common share purchase warrant entitled the holder to acquire one common share at a price of $1.25 per share. The Company also granted the agent and sub-agent compensation options to purchase up to 120,000 common shares at an exercise price of $1.25. Total stock options exercised during the year was approximately 172,000 for $119,853, of which $95,625 was received in cash.

For the years ended December 31, 2003 and 2002 and the 11-month period ended December 31, 2001, see note 4 for a description of the Canadian-U.S. GAAP differences.

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

[iv] Common stock

	Cumulative from inception on November 9, 1992
	Number of shares #
		$
Shares issued for cash	12,153,917	8,204,682
Shares issued for services	124,202	85,000
Shares issued on purchase of technology	134,286	235,000
Exercise of stock options	761,850	839,215
Shares issued under the share purchase plan for no cash consideration	93,522	261,641
Warrants exercised for cash	2,868,230	2,188,112
Special warrants exercised for cash	4,357,895	12,169,060
Shares redeemed for cash	(2,337,000)	(130,695)
Shares issued on conversion of debenture	2,000,000	500,000
Shares issued on conversion of Series I Preferred Shares	1,104,000	4,437,281

	21,260,902	28,789,296

[i] Additional consolidated balance sheet information

Accounts payable and accrued liabilities consisted primarily of accruals related to clinical trials of $142,000 [2002 - $211,886; 2001 - $204,739] and amounts owing to trade creditors of $302,435 [2002 - $276,303; 2001 - $116,959].

In accordance with Canadian GAAP, the Company’s cash and cash equivalents and short-term investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been classified as held-to-maturity and would be recorded at amortized cost. There is no significant difference between cost under Canadian GAAP and amortized cost under U.S. GAAP. Accrued interest is included in the short-term investments balance, which in total approximates fair value.

[j] Recent accounting developments

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” [“Interpretation 45”]. Interpretation 45 requires disclosure by a guarantor regarding its obligations under certain guarantees it has issued, effective December 31, 2002. As at December 31, 2003, the Company had no guarantees requiring disclosure. Interpretation 45 also requires recognition of a liability for the fair value of its obligations under guarantees issued after December 31, 2002. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

In December 2002, FASB issued FAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” [“FAS 148”]. FAS 148 amends FAS 123 to provide alternative methods of transition to FAS 123’s fair value method of accounting for stock-based compensation. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” [“Interpretation 46”] in December 2003. Similar to AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 (In Canadian dollars, unless otherwise noted)

an entity is a variable interest entity to the Company for consolidation purposes. The Company will adopt the requirements of Interpretation 46 and is currently reviewing its impact.

The Depositary for the Offer is:

EQUITY TRANSFER SERVICES INC.

Toronto

By Mail	By Hand or by Courier:
Suite 420, 120 Adelaide Street West	Suite 420, 120 Adelaide Street West
Toronto, Ontario	Toronto, Ontario
M5H 4C3	M5H 4C3

Telephone: 416-361-0152

E-Mail: info@equitytransfer.com

The Dealer Manager for the Offer is:

Desjardins Securities Inc.

In Canada	In the United States
Desjardins Securities Inc.	Desjardins Securities International Inc.
Suite 2750 145 King Street West Toronto, Ontario M5H 1J8	2, Complexe Desjardins East Tower, 15th Floor P.O. Box 394, Desjardins Station Montreal, Quebec H5B 1J2

Shareholders Call Toll-Free:

1-888-847-2164 Attention Vincent Marchak (English speakers)

1-800-361-4342 Attention Michael Dalgleish (French speakers)

Banks and Brokers Call Toll-Free:

1-888-847-2164 Attention Vincent Marchak

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.